Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the year ended October 31, 2012, compared with the corresponding period in the prior year. This MD&A should be read in conjunction with our audited Consolidated Financial Statements and related Notes for the year ended October 31, 2012. This MD&A is dated December 5, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

	FINANCIAL RESULTS OVERVIEW		GROUP FINANCIAL CONDITION
8	Net Income	39	Balance Sheet Review
9	Revenue	40	Credit Portfolio Quality
13	Expenses	53	Capital Position
15	Taxes	58	Securitization and Off-Balance Sheet Arrangements
16	Quarterly Financial Information	61	Related-Party Transactions
		61	Financial Instruments
	BUSINESS SEGMENT ANALYSIS
18	Business Focus		RISK FACTORS AND MANAGEMENT
21	Canadian Personal and Commercial Banking	62	Risk Factors that May Affect Future Results
24	Wealth and Insurance	65	Managing Risk
28	U.S. Personal and Commercial Banking
31	Wholesale Banking		ACCOUNTING STANDARDS AND POLICIES
34	Corporate	90	Critical Accounting Estimates
		92	Future Changes in Accounting Policies
	2011 FINANCIAL RESULTS OVERVIEW	93	Controls and Procedures
35	Selected Annual Information and Discussion relating to 2011 & 2010 Performance under Canadian GAAP

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank’s 2012 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks, all of which are discussed in the 2012 MD&A. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the 2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information and disruptions in the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2013”, as updated in subsequently filed quarterly Reports to Shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	1

FINANCIAL RESULTS OVERVIEW

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with more than 8.5 million online customers. TD had $811 billion in assets on October 31, 2012. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with generally accepted accounting principles (GAAP) under IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note,” net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
   The Bank transitioned from Canadian GAAP to IFRS, beginning in the first quarter of fiscal 2012. Refer to Note 38 of the Consolidated Financial Statements for the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank’s first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for TD’s financial reporting under IFRS and have been provided to allow users of the financial statements to obtain a better understanding of the expected effect on the Consolidated Financial Statements as a result of the adoption of IFRS. The annual fiscal 2012 Consolidated Financial Statements also include fiscal 2011 comparatives, related transitional reconciliations, and accompanying note disclosures.

The following table provides the operating results – reported for the Bank.

TABLE 1: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)
	2012	2011
Net interest income	$15,026	$13,661
Non-interest income	8,096	8,001
Total revenue	23,122	21,662
Provision for credit losses	1,795	1,490
Non-interest expenses	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	7,329	7,125
Provision for income taxes	1,092	1,326
Equity in net income of an investment in associate, net of income taxes	234	246
Net income – reported	6,471	6,045
Preferred dividends	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries	$6,275	$5,865
Attributable to:
Non-controlling interests	$104	$104
Common shareholders	$6,171	$5,761

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	2

TABLE 2: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)
	2012	2011
Operating results – adjusted
Net interest income1	$15,062	$13,661
Non-interest income2	8,191	7,874
Total revenue	23,253	21,535
Provision for credit losses3	1,903	1,490
Non-interest expenses4	13,162	12,373
Income before income taxes and equity in net income of an investment in associate	8,188	7,672
Provision for income taxes5	1,404	1,545
Equity in net income of an investment in associate, net of income taxes6	291	305
Net income – adjusted	7,075	6,432
Preferred dividends	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	6,879	6,252
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	104	104
Net income available to common shareholders – adjusted	6,775	6,148
Adjustments for items of note, net of income taxes
Amortization of intangibles7	(238)	(391)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio8	(89)	128
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions9	(9)	(82)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for
credit losses10	–	13
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the
Chrysler Financial acquisition11	(17)	(55)
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada12	(104)	–
Litigation reserve13	(248)	–
Reduction of allowance for incurred but not identified credit losses14	120	–
Positive impact due to changes in statutory income tax rates15	18	–
Impact of Superstorm Sandy16	(37)	–
Total adjustments for items of note	(604)	(387)
Net income available to common shareholders – reported	$6,171	$5,761
1
Adjusted net interest income excludes the following items of note: 2012 – $36 million (net of tax, $27 million) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12.

2
Adjusted non-interest income excludes the following items of note: 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $89 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; $3 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11, $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 16; 2011 – $19 million gain due to change in fair value of CDS hedging the corporate loan book; $158 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $50 million loss due to change in fair value of contingent consideration relating to Chrysler Financial.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: 2012 – $162 million in adjustments to allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14; $54 million due to the impact of Superstorm Sandy, as explained in footnote 16.

4
Adjusted non-interest expenses excludes the following items of note: 2012 – $277 million amortization of intangibles, as explained in footnote 7; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $24 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $104 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 12; $413 million of charges related to a litigation reserve, as explained in footnote 13; $7 million due to the impact of Superstorm Sandy, as explained in footnote 16; 2011 – $496 million amortization of intangibles; $141 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $37 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition.

5
For a reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: 2012 – $57 million amortization of intangibles, as explained in footnote 7; 2011 – $59 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the MBNA Canada credit card portfolio in 2012. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in the fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	3

12
As a result of the acquisition of the MBNA Canada credit card portfolio, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

13
As a result of certain adverse judgments and settlements reached in the U.S. during 2012, the Bank took prudent steps to reassess its litigation provisions and, having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, the litigation provision of $413 million ($248 million after tax) was required in 2012.

14
Excluding the impact related to the MBNA Canada credit card portfolio and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking results), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking”, includes $162 million (net of tax, $120 million) in 2012 attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

15	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.
16
The Bank provided $62 million (net of tax, $37 million) for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in provision for credit losses, fixed asset impairments and charges against revenue relating to fee reversals.

TABLE 3: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1
(Canadian dollars)
	2012	2011
Basic earnings per share – reported	$6.81	$6.50
Adjustments for items of note2	0.66	0.44
Basic earnings per share – adjusted	$7.47	$6.94

Diluted earnings per share – reported	$6.76	$6.43
Adjustments for items of note2	0.66	0.43
Diluted earnings per share – adjusted	$7.42	$6.86
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TABLE 4: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)
	2012	2011
Canada Trust	$–	$168
TD Bank, N.A.	122	134
TD Ameritrade (included in equity in net income of an investment in associate)	57	59
MBNA	33	–
Software	141	116
Other	26	30
Amortization of intangibles, net of income taxes	$379	$507
1
Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	4

TABLE 5: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)
	2012	2011
	Return on	Return on
	common equity	invested capital
Average common equity	$41,535	$35,568
Average cumulative goodwill and intangible assets amortized, net of income taxes	N/A	5,309
Average common equity/Average invested capital	$41,535	$40,877
Rate charged for average common equity/Average invested capital	9.0%	9.0%
Charge for average common equity/Average invested capital	$3,738	$3,679
Net income available to common shareholders – reported	$6,171	$5,761
Items of note impacting income, net of income taxes1	604	387
Net income available to common shareholders – adjusted	$6,775	$6,148
Economic profit2	$3,037	$2,469
Return on common equity – adjusted/Return on invested capital	16.3%	15.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income” table in the “Financial Results Overview” section of this document.
2
Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $2,947 million for 2011.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	5

Significant Events in 2012

Acquisition of Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada (MBNA), a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to October 31, 2012 have been consolidated with the Bank’s results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $275 million of other assets, and $1,348 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $551 million has been allocated to $458 million of intangible assets and $93 million of goodwill.

Acquisition of Target’s U.S. Credit Card Portfolio
On October 23, 2012, the Bank announced that it entered into an agreement with Target Corporation (Target) under which the Bank will acquire Target's existing U.S. Visa and private label credit card portfolio, which totals approximately US$5.9 billion. TD also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target's U.S. customers. TD will acquire over 5 million active Visa and private label accounts and will fund the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. Subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions, this transaction is expected to be completed in the first half of fiscal 2013.

Investment in TMX Group Limited
On October 30, 2011, TMX Group Inc. (TMX) and Maple Group Acquisition Corporation (now TMX Group Limited) (Maple) announced that they had entered into a support agreement in respect of Maple’s proposed acquisition of all of the outstanding shares of TMX pursuant to an integrated two-step transaction valued at approximately $3,800 million.
Maple is a corporation whose investors comprise twelve of Canada’s leading financial institutions and pension funds, including TD Securities Inc., a wholly owned subsidiary of the Bank. Maple completed the acquisition of 80% of the outstanding TMX shares on August 10, 2012, in accordance with the terms and conditions of the offer. The transaction also provided for the acquisition of Alpha Trading Systems Inc. and Alpha Trading Systems Limited Partnership (collectively Alpha) and The Canadian Depository for Securities Limited (CDSL). Maple completed the acquisition of Alpha and CDSL on August 1, 2012, with existing CDSL and Alpha shareholders receiving cash payments in exchange for their equity interests.
Pursuant to a court-approved arrangement, the remainder of the outstanding TMX shares held by TMX shareholders (other than Maple) were exchanged for Maple shares on a one-for-one basis with a closing date of September 14, 2012. As an investor in Maple, the Bank provided equity funding to Maple in the amount of approximately $194 million to fund the purchase of TMX, Alpha and CDSL.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, will impact the Bank’s operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.
On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System (FRB), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule” or “the Rule”). The U.S. Commodity Futures Trading Commission (CFTC) issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.
The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin Amendment has impacted gross revenue by approximately US$50 - 60 million pre-tax per quarter, in line with expectations. For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the “Business Segment Analysis” section of this document. Additionally, changes to other consumer related laws and regulations could result in changes to fees we charge and product offerings.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	6

As a result of the Bank's participation in the U.S. derivatives markets, the Bank will be required to register as a swap dealer with the CFTC on or before December 31, 2012. Upon registration, and when the rules come into effect, swap dealers will become subject to additional requirements, including, but not limited to, measures that require clearing and exchange trading of certain derivatives, new capital and margin requirements for certain market participants, new reporting requirements and new business conduct requirements for derivatives under the jurisdiction of CFTC. The ultimate impact of these regulations, including cross border implications, continues to remain uncertain but is not expected to be material to the Bank.
The FRB has proposed for comment a rulemaking that would implement enhanced prudential standards and early remediation provisions on systemically important financial institutions in the U.S. The rule would establish new requirements for risk-based capital, liquidity and liquidity standards, leverage limits, risk management and credit exposure reporting. If implemented as proposed, the rule would apply to the Bank’s U.S. bank holding company but not to the Bank.
The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	7

FINANCIAL RESULTS OVERVIEW
Net Income

AT A GLANCE OVERVIEW
•	Reported net income was $6,471 million, an increase of $426 million, or 7%, compared with last year.
•	Adjusted net income was $7,075 million, an increase of $643 million, or 10%, compared with last year.

Reported net income for the year was $6,471 million, an increase of $426 million, or 7%, compared with $6,045 million last year. Adjusted net income for the year was $7,075 million, an increase of $643 million, or 10%, compared with $6,432 million last year. The increase in adjusted net income was due to higher earnings in all segments. Canadian Personal and Commercial Banking net income increased primarily due to good volume growth, the acquisition of MBNA, higher fee income, a lower tax rate and an extra calendar day. U.S. Personal and Commercial Banking net income increased primarily due to strong loan and deposit volume growth and higher fee-based revenue, partially offset by higher expenses and the impact of the Durbin Amendment. Wholesale Banking net income increased due to stronger results in core businesses, partially offset by reduced security gains in the investment portfolio. Wealth and Insurance net income increased primarily due to growth in premiums and clients assets, the inclusion of MBNA and lower expenses, partially offset by unfavourable prior years claims development and lower trading volumes.
Reported diluted earnings per share for the year were $6.76 this year, a 5% increase, compared with $6.43 last year. Adjusted diluted earnings per share for the year were $7.42, an 8% increase, compared with $6.86 last year.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.
Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the year ended October 31, 2012, compared with last year, as shown in the table below.

TABLE 6: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars)
2012 vs. 2011
U.S. Personal and Commercial Banking
Increased total revenue – reported	$108
Increased total revenue – adjusted	108
Increased non-interest expenses – reported	77
Increased non-interest expenses – adjusted	65
Increased net income – reported, after tax	19
Increased net income – adjusted, after tax	25
TD Ameritrade
Increased share of earnings, after tax	$5
Increase in basic earnings per share – reported	$0.02
Increase in basic earnings per share – adjusted	$0.03

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	8

FINANCIAL RESULTS OVERVIEW
Revenue

AT A GLANCE OVERVIEW
•   Reported revenue was $23,122 million, an increase of $1,460 million, or 7%, compared with last year.
•   Adjusted revenue was $23,253 million, an increase of $1,718 million, or 8%, compared with last year.
•   Reported net interest income increased by $1,365 million, or 10%, compared with last year.
•   Adjusted net interest income increased by $1,401 million, or 10%, compared with last year.
•   Reported non-interest income increased by $95 million, or 1%, compared with last year.
•   Adjusted non-interest income increased by $317 million, or 4%, compared with last year.

NET INTEREST INCOME
Net interest income for the year on a reported basis was $15,026 million, an increase of $1,365 million, or 10%, compared with last year. On an adjusted basis, net interest income was $15,062 million, an increase of $1,401 million, or 10%, compared with last year. The increase in adjusted net interest income was driven primarily by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to the inclusion of MBNA, organic volume growth and an additional calendar day, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking net interest income increased mainly due to strong loan and deposit volume growth, partially offset by lower margin on average earning assets. Wholesale Banking net interest income increased largely due to higher trading-related revenue.

NET INTEREST MARGIN
Net interest margin declined by 7 basis points (bps) in the year to 2.23% from 2.30% last year due to the low interest rate environment, product mix and competitive pricing.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	9

TABLE 7: NET INTEREST INCOME ON AVERAGE EARNING BALANCES1,2
(millions of Canadian dollars, except as noted)
			2012			2011
	Average		Average	Average		Average
	balance	Interest3	rate	balance	Interest3	rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada	$8,950	$41	0.46%	$5,580	$52	0.93%
U.S.	13,580	42	0.31	13,438	316	2.35
Securities
Trading
Canada	48,342	1,332	2.76	40,561	1,129	2.78
U.S.	13,201	231	1.75	8,948	148	1.65
Non-trading
Canada	18,855	288	1.53	16,157	212	1.31
U.S.	66,089	1,671	2.53	61,497	1,299	2.11
Securities purchased under reverse repurchase agreements
Canada	25,944	249	0.96	22,145	193	0.87
U.S.	27,025	90	0.33	24,016	77	0.32
Loans
Mortgages4
Canada	163,016	5,141	3.15	145,052	5,040	3.47
U.S.	36,910	1,671	4.53	32,947	1,524	4.63
Consumer instalment and other personal
Canada	93,622	5,270	5.63	93,667	5,348	5.71
U.S.	22,568	1,018	4.51	17,288	864	5.00
Credit card
Canada	14,128	1,699	12.03	8,139	965	11.86
U.S.	1,043	124	11.89	855	109	12.75
Business and government4
Canada	32,287	1,111	3.44	26,412	1,045	3.96
U.S.	29,451	1,362	4.62	25,295	1,525	6.03

International	59,101	898	1.52	51,144	1,063	2.08
Total Interest-earning assets	$674,112	$22,238	3.30%	$593,141	$20,909	3.53%

Interest-bearing liabilities
Deposits
Personal
Canada	$160,947	$1,819	1.13%	$150,802	$1,886	1.25%
U.S.	119,605	264	0.22	102,345	254	0.25
Banks
Canada	4,984	28	0.56	3,983	27	0.68
U.S.	5,278	10	0.19	5,622	12	0.21
Business and government5, 6
Canada	113,066	1,303	1.15	89,675	1,046	1.17
U.S.	88,962	1,226	1.38	78,879	1,150	1.46
Subordinated notes and debentures	11,509	612	5.32	12,403	663	5.35
Obligations related to securities sold short and under
repurchase agreements
Canada	37,875	432	1.14	26,333	367	1.39
U.S.	30,161	96	0.32	23,797	71	0.30
Liabilities for Preferred shares and Capital Trust Securities	2,253	174	7.72	2,811	208	7.40
Securitization liabilities7	53,032	1,026	1.93	52,823	1,235	2.34
Other Liabilities8
Canada	5,523	78	1.41	6,185	89	1.44

International	17,964	144	0.80	17,848	240	1.34
Total Interest-bearing liabilities	$651,159	$7,212	1.11%	$573,506	$7,248	1.26%
Total net interest income on average earning assets	$674,112	$15,026	2.23%	$593,141	$13,661	2.30%
1	Net interest income includes dividends on securities.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
4
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $25 million (2011 – $259 million) and amortized cost of $25 million (2011 – $253 million), and loans designated at fair value through profit or loss of $13 million (2011 – $14 million) and amortized cost of nil (2011 – $5 million).

5	Includes trading deposits with a fair value of $38,774 million (2011 – $29,613 million).
6	Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts of $834 million (2011 – $762 million).
7
Includes securitization liabilities designated at fair value through profit or loss of $25,324 million (2011 – $27,725 million) and related amortized cost of $24,600 million (2011– $26,578 million). Also includes securitization liabilities at amortized cost of $25,224 million (2011 – $25,133 million).

8	Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $4.6 billion (2011 – $5.1 billion).

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	10

The table below presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/interest rate variance have been allocated to average interest rate.

TABLE 8: ANALYSIS OF CHANGE IN NET INTEREST INCOME1,2
(millions of Canadian dollars)
	2012 vs. 2011
	Favourable (unfavourable) due to change in
	Average volume	Average rate	Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada	$32	$(43)	$(11)
U.S.	3	(277)	(274)
Securities
Trading
Canada	216	(13)	203
U.S.	70	13	83
Non-trading
Canada	36	40	76
U.S.	97	275	372
Securities purchased under reverse repurchase agreements
Canada	33	23	56
U.S.	10	3	13
Loans
Mortgages3
Canada	624	(523)	101
U.S.	183	(36)	147
Consumer instalment and other personal
Canada	(2)	(76)	(78)
U.S.	264	(110)	154
Credit card
Canada	710	24	734
U.S.	24	(9)	15
Business and government3
Canada	233	(167)	66
U.S.	251	(414)	(163)

International	91	(256)	(165)
Total Interest-earning assets	$2,875	$(1,546)	$1,329

Interest-bearing liabilities
Deposits
Personal
Canada	$(127)	$194	$67
U.S.	(43)	33	(10)
Banks
Canada	(6)	5	(1)
U.S.	1	1	2
Business and government4, 5
Canada	(274)	17	(257)
U.S.	(147)	71	(76)
Subordinated notes and debentures	48	3	51
Obligations related to securities sold short and under
repurchase agreements
Canada	(161)	96	(65)
U.S.	(19)	(6)	(25)
Liabilities for Preferred shares and Capital Trust Securities	41	(7)	34
Securitization liabilities6	(5)	214	209
Other Liabilities7
Canada	10	1	11

International	4	92	96
Total Interest-bearing liabilities	$(678)	$714	$36
Total net interest income on average earning assets	$2,197	$(832)	$1,365
1	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
3
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $25 million (2011 – $259 million) and amortized cost of $25 million (2011 – $253 million), and loans designated at fair value through profit or loss of $13 million (2011 – $14 million) and amortized cost of nil (2011 – $5 million).

4	Includes trading deposits with a fair value of $38,774 million (2011 – $29,613 million).
5	Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts of $834 million (2011 – $762 million).
6
Includes securitization liabilities designated at fair value through profit or loss of $25,324 million (2011 – $27,725 million) and related amortized cost of $24,600 million (2011 – $26,578 million). Also includes securitization liabilities at amortized cost of $25,224 million (2011 – $25,133 million).

7	Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $4.6 billion (2011 – $5.1 billion).

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	11

NON-INTEREST INCOME
Non-interest income for the year on a reported basis was $8,096 million, an increase of $95 million, or 1%, compared with last year. Adjusted non-interest income for the year was $8,189 million, an increase of $317 million, or 4%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, partially offset by a decline in Wealth and Insurance. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher transaction volumes, the contribution from MBNA and fee repricing. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and gains on sales of securities, partially offset by the impact of the Durbin Amendment and the anticipated run-off in legacy Chrysler Financial revenue. Wealth and Insurance non-interest income decreased primarily due to unfavourable prior years claims development in the Ontario auto market and weather-related events in the Insurance business and lower trading revenue in the Wealth business, partially offset by strong premium growth and the inclusion of MBNA in the Insurance business and higher fee-based revenue from higher client assets in the Wealth business.

TABLE 9: NON-INTEREST INCOME
(millions of Canadian dollars)
			2012 vs. 2011
	2012	2011	% change
Investment and securities services
TD Waterhouse fees and commissions	$384	$459	(16.3	) %
Full-service brokerage and other securities services	562	631	(10.9)
Underwriting and advisory	437	378	15.6
Investment management fees	241	215	12.1
Mutual funds management	997	941	6.0
Total investment and securities services	2,621	2,624	(0.1)
Credit fees	745	671	11.0
Net gains (losses) from available-for-sale securities	373	393	(5.1)
Trading income (loss)	(41)	(127)	67.7
Service charges	1,775	1,602	10.8
Card services	1,039	959	8.3
Insurance revenue, net of claims and related expenses1	1,113	1,167	(4.6)
Trust fees	149	154	(3.2)
Other income (loss)	322	558	(42.3)
Total	$8,096	$8,001	1.2%
1
The results of the Bank’s Insurance business within Wealth and Insurance include both insurance revenue, net of claims and related expenses and the income from investments that fund policy liabilities which are designated at fair value through profit or loss within the Bank’s property and casualty insurance subsidiaries.

TRADING-RELATED INCOME
Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated at fair value through profit or loss that are managed within a trading portfolio. Trading-related income increased by $324 million, or 47% from 2011. The increase was primarily in interest rate and credit portfolios and equity and other portfolios, partially offset by a decrease in foreign exchange compared to the prior year. The trading environment for interest rate and credit trading improved on tighter spreads and increased client activity in 2012.
The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank’s trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 10: TRADING-RELATED INCOME
(millions of Canadian dollars)
	2012	2011
Net interest income	$1,050	$818
Trading income (loss)	(41)	(127)
Financial assets and liabilities designated at fair value through profit or loss1	10	4
Total trading-related income (loss)	$1,019	$695
By product
Interest rate and credit portfolios	$534	$212
Foreign exchange portfolios	374	428
Equity and other portfolios	101	51
Financial assets and liabilities designated at fair value through profit or loss1	10	4
Total trading-related income (loss)	$1,019	$695
1  Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	12

FINANCIAL RESULTS OVERVIEW
Expenses

AT A GLANCE OVERVIEW
•   Reported non-interest expenses were $13,998 million, an increase of $951 million, or 7%, compared with last year.
•   Adjusted non-interest expenses were $13,162 million, an increase of $789 million, or 6%, compared with last year.
•   Reported efficiency ratio worsened to 60.5% compared with 60.2% last year.
•   Adjusted efficiency ratio improved to 56.6% compared with 57.5% last year.

NON-INTEREST EXPENSES
Reported non-interest expenses for the year were $13,998 million, an increase of $951 million, or 7%, compared with last year. Adjusted non-interest expenses were $13,162 million, an increase of $789 million, or 6%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking expenses increased primarily due to the acquisition of MBNA Canada’s credit card portfolio, higher employee-related costs, business initiatives and volume growth. U.S. Personal and Commercial Banking expenses increased due to investments in new stores and infrastructure, the Chrysler Financial acquisition and economic and regulatory factors. Wholesale Banking expenses increased primarily due to legal provisions in the current year and higher variable compensation commensurate with improved revenue.

EFFICIENCY RATIO
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
The reported efficiency ratio worsened to 60.5%, compared with 60.2% last year. The adjusted efficiency ratio improved to 56.6%, compared with 57.5% last year. The Bank’s adjusted efficiency ratio improved from last year, primarily due to improved efficiency in Canadian Personal and Commercial Banking.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	13

TABLE 11: NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars, except as noted)
			2012 vs. 2011
	2012	2011	% change
Salaries and employee benefits
Salaries	$4,647	$4,319	7.6
Incentive compensation	1,561	1,448	7.8
Pension and other employee benefits	1,033	962	7.4
Total salaries and employee benefits	7,241	6,729	7.6
Occupancy
Rent	704	659	6.8
Depreciation	324	306	5.9
Property tax	57	56	1.8
Other	289	264	9.5
Total occupancy	1,374	1,285	6.9
Equipment
Rent	210	218	(3.7)
Depreciation	184	161	14.3
Other	431	422	2.1
Total equipment	825	801	3.0
Amortization of other intangibles	477	657	(27.4)
Marketing and business development	668	593	12.6
Brokerage-related fees	296	320	(7.5)
Professional and advisory services	925	944	(2.0)
Communications	282	271	4.1
Other expenses
Capital and business taxes	149	154	(3.2)
Postage	196	177	10.7
Travel and relocation	175	172	1.7
Other	1,390	944	47.2
Total other expenses	1,910	1,447	32.0
Total expenses	$13,998	$13,047	7.3
Efficiency ratio – reported	60.5%	60.2%	30	bps
Efficiency ratio – adjusted	56.6	57.5	(90)

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	14

FINANCIAL RESULTS OVERVIEW
Taxes

Reported total income and other taxes decreased by $204 million, or 9%, from 2011. Income tax expense, on a reported basis, was down $234 million, or 18%, from 2011. Other taxes were up $30 million, or 3%, from 2011. Adjusted total income and other taxes were down $111 million, or 4%, from 2011. Total income tax expense, on an adjusted basis, was down $141 million, or 9%, from 2011.
The Bank’s effective income tax rate on a reported basis was 14.9% for 2012, compared with 18.6% in 2011. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations.
The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $131 million in the year, compared to $148 million in 2011, is not part of the Bank’s tax rate reconciliation.

TABLE 12: TAXES
(millions of Canadian dollars, except as noted)
		2012		2011
Income taxes at Canadian statutory income tax rate	$1,938	26.4%	$2,005	28.1%
Increase (decrease) resulting from:
Dividends received	(262)	(3.6)	(214)	(3.0)
Rate differentials on international operations	(481)	(6.6)	(468)	(6.6)
Future federal and provincial tax rate changes	(18)	(0.2)	–	–
Other	(85)	(1.1)	3	0.1
Provision for income taxes and effective income tax rate – reported	$1,092	14.9%	$1,326	18.6%

The Bank’s adjusted effective tax rate was 17.1% for 2012, compared with 20.1% in 2011.  The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations.

TABLE 13: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)
	2012	2011
Provision for income taxes – reported	$1,092	$1,326
Adjustments for items of note: Recovery of (provision for) incomes taxes1,2
Amortization of intangibles	96	164
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	–	(30)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking	2	59
acquisitions
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	2	(6)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	10	32
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of
MBNA Canada	36	–
Litigation reserve	165	–
Reduction of allowance for incurred but not identified credit losses	(42)	–
Positive impact due to changes in statutory income tax rates	18	–
Impact of Superstorm Sandy	25	–
Total adjustments for items of note	312	219
Provision for income taxes – adjusted	1,404	1,545
Other taxes
Payroll	383	367
Capital and premium	141	147
GST, HST and provincial sales	352	339
Municipal and business	156	149
Total other taxes	1,032	1,002
Total taxes – adjusted	$2,436	$2,547
Effective income tax rate – adjusted3	17.1%	20.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	15

FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information

FOURTH QUARTER 2012 PERFORMANCE SUMMARY
Reported net income for the quarter was $1,597 million, an increase of $8 million, compared with the fourth quarter last year. Adjusted net income for the quarter was $1,757 million, an increase of $101 million, or 6%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $1.66, compared with $1.68 in the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $1.83, compared with $1.75 in the fourth quarter last year.
Revenue for the quarter was $5,889 million, an increase of $226 million, or 4%, on a reported basis, and $5,926 million on an adjusted basis, an increase of $300 million, or 5%, compared with the fourth quarter last year. The increase in adjusted revenue was driven by increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, partially offset by a decrease in Wealth and Insurance. Canadian Personal and Commercial Banking revenue increased primarily due to portfolio volume growth and the addition of MBNA, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking revenue increased primarily due to strong organic growth and gains on sales of securities, partially offset by the impact of the Durbin Amendment, lower margin on average earning assets and anticipated run-off in legacy Chrysler Financial revenue. Wealth and Insurance revenue decreased mainly due to unfavourable prior years claims development in the Ontario auto market and weather-related events in the Insurance business.
Provision for credit losses for the quarter were $565 million, an increase of $225 million, or 66%, on a reported basis, and $511 million on an adjusted basis, an increase of $171 million, or 50%, compared with the fourth quarter last year. The increase was primarily driven by an increase in Canadian Personal and Commercial Banking due to the acquisition of MBNA Canada’s credit card portfolio and an increase in U.S. Personal and Commercial Banking driven by the impact of new regulatory guidance on loans discharged in bankruptcies and timing of the acquired credit-impaired portfolio PCL.
Non-interest expenses for the quarter were $3,606 million, an increase of $118 million, or 3%, on a reported basis, and $3,493 million on an adjusted basis, an increase of $149 million, or 4%, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was primarily driven by an increase in Canadian Personal and Commercial Banking, partially offset by decreases in the U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking expenses increased primarily due to the acquisition of MBNA Canada’s credit card portfolio, volume growth and investment in business initiatives. U.S. Personal and Commercial Banking expenses decreased due to elevated legal expenses in the prior year. Wholesale Banking expenses declined due to lower infrastructure costs and legal provisions.
The Bank’s reported effective tax rate was 10.4% for the quarter, compared with 16.9% in the same quarter last year. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations. The Bank’s adjusted effective tax rate was 12.3% for the quarter, compared with 18.7% in the same quarter last year. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations.

QUARTERLY TREND ANALYSIS
The Bank has had strong underlying adjusted earnings growth over the past eight quarters. Canadian Personal and Commercial Banking earnings have been solid with good loan and deposit volume growth and the acquisition of MBNA Canada’s credit card portfolio, partially offset by lower margins. U.S. Personal and Commercial Banking earnings have benefited from strong organic loan and deposit volume growth, partially offset by lower margins and the challenging regulatory environment. After a strong 2011, Wealth and Insurance earnings have been challenged in 2012 as growth in client assets and increased premium revenue was partially offset by lower trading volumes, unfavourable prior years claims development and the challenges of unpredictable weather conditions. The earnings contribution from the Bank’s reported investment in TD Ameritrade was relatively stable over the past two years. Wholesale Banking earnings have been trending positively despite the low interest rate and low volatility environment. Strong results in core businesses in 2012 elevated earnings above 2011 levels.
The Bank’s earnings have seasonal impacts, principally the second quarter being affected by fewer business days.
The Bank’s earnings are also impacted by market-driven events and changes in foreign exchange rates.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	16

TABLE 14: QUARTERLY RESULTS
(millions of Canadian dollars)
					For the three months ended
	2012				2011
	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	$3,842	$3,817	$3,680	$3,687	$3,532	$3,514	$3,259	$3,356
Non-interest income	2,047	2,024	2,070	1,955	2,131	1,870	1,897	2,103
Total revenue	5,889	5,841	5,750	5,642	5,663	5,384	5,156	5,459
Provision for credit losses	565	438	388	404	340	380	349	421
Non-interest expenses	3,606	3,471	3,372	3,549	3,488	3,206	3,163	3,190
Provision for (recovery of) income taxes	178	291	351	272	310	367	306	343
Equity in net income of an investment in
associate, net of income taxes	57	62	54	61	64	59	66	57
Net income – reported	1,597	1,703	1,693	1,478	1,589	1,490	1,404	1,562
Adjustments for items of note, net of
income taxes1
Amortization of intangibles	60	59	59	60	95	94	99	103
Decrease (increase) in fair value of derivatives
hedging the reclassified available-for-sale
securities portfolio	35	–	9	45	(37)	(9)	(7)	(75)
Integration charges and direct transaction costs
relating to U.S. Personal and Commercial
Banking acquisitions	–	–	–	9	(1)	39	20	24
Decrease (increase) in fair value of credit default
swaps hedging the corporate loan book, net
of provision for credit losses	–	(2)	1	1	(9)	(5)	(2)	3
Integration charges, direct transaction costs,
and changes in fair value of contingent
consideration relating to the Chrysler
Financial acquisition	3	6	3	5	19	26	10	–
Integration charges and direct transaction costs
relating to the acquisition of the credit card
portfolio of MBNA Canada	25	25	30	24	–	–	–	–
Litigation reserve	–	77	–	171	–	–	–	–
Reduction of allowance for incurred but not
identified credit losses	–	(30)	(59)	(31)	–	–	–	–
Positive impact due to changes in statutory
income tax rates	–	(18)	–	–	–	–	–	–
Impact of Superstorm Sandy	37	–	–	–	–	–	–	–
Total adjustments for items of note	160	117	43	284	67	145	120	55
Net income – adjusted	1,757	1,820	1,736	1,762	1,656	1,635	1,524	1,617
Preferred dividends	49	49	49	49	48	43	40	49
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	1,708	1,771	1,687	1,713	1,608	1,592	1,484	1,568
Attributable to:
Non-controlling interests – adjusted	26	26	26	26	26	27	25	26
Common shareholders – adjusted	$1,682	$1,745	$1,661	$1,687	$1,582	$1,565	$1,459	$1,542

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.67	$1.79	$1.79	$1.56	$1.70	$1.60	$1.52	$1.69
Adjusted	1.84	1.92	1.84	1.87	1.77	1.77	1.65	1.75
Diluted earnings per share
Reported	1.66	1.78	1.78	1.55	1.68	1.58	1.50	1.67
Adjusted	1.83	1.91	1.82	1.86	1.75	1.75	1.63	1.73
Return on common equity – reported	14.0%	15.3%	16.2%	14.0%	15.8%	16.1%	16.1%	17.1%
Return on common equity – adjusted	15.5%	16.4%	16.6%	16.8%	16.5%	17.7%	17.6%	17.7%

(billions of Canadian dollars)
Average earning assets	$689	$681	$667	$660	$625	$598	$580	$570
Net interest margin as a percentage
of average earning assets	2.22%	2.23%	2.25%	2.22%	2.24%	2.33%	2.30%	2.34%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	17

BUSINESS SEGMENT ANALYSIS
Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises Canadian personal and business banking, TD Auto Finance Canada, as well as the Canadian credit card business. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to nearly 13 million customers through its network of 1,168 branches, more than 2,800 automated banking machines, telephone and internet banking. TD Commercial Banking serves the unique needs of medium and large Canadian businesses by offering a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. TD Auto Finance provides flexible financing options to customers at point-of-sale for automotive and recreational vehicle purchases through our auto dealer network. TD Credit Card businesses, which includes VISA and the credit card portfolio of MBNA Canada, provides an attractive line-up of credit cards including co-branded and affinity credit card programs to meet the unique needs of the customers.

TD Wealth and Insurance comprises our TD Wealth Management and Insurance businesses globally, including operations in Canada, the U.S. and Europe. TD Wealth offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients in Canada, the U.S. and Europe. TD Wealth consists of Direct Investing, Advice-based, and Asset Management businesses. Each of these businesses is focused on providing an exceptional client experience aligned with the TD brand.
In the global Direct Investing business, TD has a leading market share, providing a full set of offerings to personal and institutional clients in Canada and the U.K. In the U.S., TD has an investment in TD Ameritrade, which is the industry-leader in direct investing as measured by average trades per day. TD’s North American Advice-based business includes financial planning, full service brokerage, private banking and private investment counsel. In each case, TD’s Advice-based business is focused on delivering a value proposition that is matched to our clients’ needs and delivered in an integrated fashion. TD Asset Management (TDAM) is a leading North American investment manager comprising both retail (e.g. mutual fund) and institutional capabilities. Our institutional clients include leading pension funds, corporations, endowments and foundations in Canada.
TD Insurance offers a broad range of insurance products to Canadians exclusively through growing direct to consumer distribution channels such as phone and online. TD insurance has a significant home and auto insurance business and enjoys the number one direct writer position and number two position in the personal lines market in Canada. TD Insurance offers authorized credit protection products to over 3 million TD Canada Trust lending customers, and also sells travel, life and health insurance. TD Insurance also has a niche international reinsurance business.

U.S. Personal and Commercial Banking comprises the Bank’s retail and commercial banking operations in the U.S. operating under the brand TD Bank, America’s Most Convenient Bank. The retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,315 stores located along the east coast from Maine-to-Florida, telephone, mobile and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs.

Wholesale Banking provides a wide range of capital markets and investment banking products and services including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD’s strategy, providing market access to TD’s wealth and retail operations and providing wholesale banking solutions to our partners and their customers.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of treasury and balance sheet management activities, general provision for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in Canadian Personal and Commercial Banking.
The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment.
Effective the first quarter of 2012, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth Management, Insurance and Corporate Shared Services. The Bank has updated and reclassified the corresponding segment reporting results retroactively for 2011 for comparative purposes in its 2012 reporting.
Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section in the MD&A. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “Economic Profit and Return on Common Equity” section. Segmented information also appears in Note 28 to the 2012 Consolidated Financial Statements.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	18

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $327 million, compared with $311 million last year.
As noted in Note 8 to the 2012 Consolidated Financial Statements, the Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on-balance sheet.
The “Business Outlook and Focus for 2013” section for each segment, provided on the following pages, is based on the Bank’s views and the actual “Economic Summary and Outlook” section and the outcome may be materially different. For more information, see the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TABLE 15: RESULTS BY SEGMENT
(millions of Canadian dollars)
	Canadian Personal				U.S. Personal and
	and Commercial		Wealth and		Commercial		Wholesale
	Banking1		Insurance1		Banking		Banking		Corporate		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Net interest income (loss)	$8,023	$7,190	$583	$542	$4,663	$4,392	$1,805	$1,659	$(48)	$(122)	$15,026	$13,661
Non-interest income (loss)	2,629	2,342	3,436	3,498	1,468	1,342	849	837	(286)	(18)	8,096	8,001
Provision for (reversal of) credit losses	1,151	824	–	–	779	687	47	22	(182)	(43)	1,795	1,490
Non-interest expenses	4,988	4,433	2,600	2,616	4,125	3,593	1,570	1,468	715	937	13,998	13,047
Income (loss) before provision for
income taxes	4,513	4,275	1,419	1,424	1,227	1,454	1,037	1,006	(867)	(1,034)	7,329	7,125
Provision for (recovery of) income taxes	1,209	1,224	261	317	99	266	157	191	(634)	(672)	1,092	1,326
Equity in net income of an investment
in associate, net of income taxes	–	–	209	207	–	–	–	–	25	39	234	246
Net income (loss) – reported	3,304	3,051	1,367	1,314	1,128	1,188	880	815	(208)	(323)	6,471	6,045
Adjustments for items of
note, net of income taxes2
Amortization of intangibles	–	–	–	–	–	–	–	–	238	391	238	391
Decrease (increase) in fair value of
derivatives hedging the reclassified
available-for-sale securities portfolio	–	–	–	–	–	–	–	–	89	(128)	89	(128)
Integration charges and direct
transaction costs relating to U.S.
Personal and Commercial Banking
acquisitions	–	–	–	–	9	82	–	–	–	–	9	82
Decrease (increase) in fair value of
credit default swaps hedging the
corporate loan book, net of
provision for credit losses	–	–	–	–	–	–	–	–	–	(13)	–	(13)
Integration charges, direct transaction
costs, and changes in fair value of
contingent consideration relating to
the Chrysler Financial acquisition	–	–	–	–	–	–	–	–	17	55	17	55
Integration charges and direct
transaction costs relating to the
acquisition of the credit card
portfolio of MBNA Canada	104	–	–	–	–	–	–	–	–	–	104	–
Litigation reserve	–	–	–	–	248	–	–	–	–	–	248	–
Adjustments to the allowance for
incurred but not identified credit
losses	–	–	–	–	–	–	–	–	(120)	–	(120)	–
Positive impact due to changes in
statutory income tax rates	–	–	–	–	–	–	–	–	(18)	–	(18)	–
Impact of Superstorm Sandy	–	–	–	–	37	–	–	–	–	–	37	–
Total adjustments for items	104	–	–	–	294	82	–	–	206	305	604	387
of note
Net income (loss) – adjusted	$3,408	$3,051	$1,367	$1,314	$1,422	$1,270	$880	$815	$(2)	$(18)	$7,075	$6,432
(billions of Canadian dollars)
Average common equity3	$7.7	$8.3	$6.6	$5.2	$17.6	$16.2	$4.1	$3.4	$5.5	$2.5	$41.5	$35.6
Risk-weighted assets4	78	73	9	9	111	98	43	35	5	4	246	219
1
Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been retrospectively reclassified.

2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
3
Effective Q1 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

4	Prior to Q1 2012, the amounts were calculated based on Canadian GAAP.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	19

ECONOMIC SUMMARY AND OUTLOOK
The Canadian economy has recently suffered a slowdown in growth. After expanding at an average pace of only 1.8% per quarter on an annualized basis over the first half of the year, real GDP growth cooled to a mere 0.6% (annualized) in the third quarter of 2012. Exports continued to struggle in the July - September period, declining by a significant 8%; its largest quarterly setback since the recession. Business investment also dropped during the period. Although consumer spending rebounded, it only managed to bring the average gain recorded since the start of the year to a muted 2%. In addition to elevated debt levels, households have faced a slowing pace of hiring in recent months. In the first half of the year, the six-month moving average level of job growth had hovered around 25,000 per month. That has since been halved to just 12,000 as of October.
Much of Canada’s recent economic malaise has been international in nature. The recession in the European Union and slowdown in China have been factors holding back Canadian manufacturing exports. Meanwhile, uncertainty over the U.S. fiscal cliff has put a substantial dent in both consumer and business confidence stateside. With the U.S. general elections now over, negotiations can now begin on averting what could potentially push the U.S. (and possibly Canada) back into recession. We anticipate that a compromise will be made ahead of the January 2013 deadline and that a combination of tax increases and spending cuts should reduce U.S. real GDP growth by approximately 1.5 percentage points in 2013.
In turn, this should decrease Canadian economic growth by approximately 0.5 to 0.7 percentage points. However, a resolution will contribute greatly to improvements in both consumer and business sentiment and should help both economies return to a stronger pace of economic growth as 2013 progresses. In Canada, the export sector is likely to add modestly to economic growth in the months ahead, while consumers are expected to continue spending, albeit in a restrained manner. Business investment should improve going forward, supported by a continued low level of interest rates which we expect to persist over the medium term. The housing market has begun pulling back with home prices declining modestly over the last few months. We anticipate a price adjustment of around 10% over the next 2 to 3 years, although the profile over that time period could be uneven, with periods of weakness followed by small rebounds, and vice-versa. Ultimately, we anticipate real GDP growth to return to a healthier 2% pace by the end of the year, with the unemployment rate gradually trending lower in the quarters ahead.
There are several downside risks that TD Economics highlights. While the European Union has made significant progress towards containing its crisis, many hurdles lie ahead and the region’s troubles will continue to hang over the global economy. In the U.S., an agreement to avert the fiscal cliff to deal with the longer-term deficit challenge is not assured. Lastly, household debt in Canada remains the biggest domestic challenge. Progress has been made in slowing the pace of debt accumulation among households; however, it still exceeds the pace of income growth, suggesting that we could still see some further rise in the debt-to-income ratio from its current record level. In turn, the eventual normalization in interest rates could potentially lead to a more significant slowdown in housing and economic activity than we currently anticipate.

NET INCOME – REPORTED BY BUSINESS SEGMENT
(as a percentage of total net income)

70%
60%
50%
40%
30%
20%
10%
0%
11
12
CAD P&C
WEALTH AND INSURANCE
U.S. P&C
WHOLESALE BANKING

NET INCOME – ADJUSTED BY BUSINESS SEGMENT
(as a percentage of total net income)

70%
60%
50%
40%
30%
20%
10%
0%
11
12
CAD P&C
WEALTH AND INSURANCE
U.S. P&C
WHOLESALE BANKING

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	20

BUSINESS SEGMENT ANALYSIS
Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking businesses in Canada, TD Auto Finance Canada and Canadian credit cards. Canadian Personal and Commercial Banking provides a full range of financial products and services to nearly 13 million customers.

TABLE 16: REVENUE
(millions of Canadian dollars)
	2012	2011
Consumer lending	$3,594	$2,627
Real estate secured lending	1,901	1,946
Personal deposits	2,809	2,753
Business banking	2,170	2,060
Other1	178	146
Total	$10,652	$9,532
1	Other revenue includes internal commissions on sales of mutual funds and other Wealth and Insurance products, and other branch services.

BUSINESS HIGHLIGHTS
•	Achieved record adjusted earnings of $3,408 million, an increase of 12% from 2011, and record annual adjusted efficiency ratio of 45.7%, in a challenging operating environment.
•	Successfully closed acquisition of MBNA, which made a strong contribution to Canadian Personal and Business Banking earnings.
•	Strong deposit volume growth supported by the successful launch of the new Investment Savings account.
•	Business Banking generated strong volume growth of 14% and launched two new products – Dealer Floor Plan Financing and Equipment Financing.
•	Held the #1 position in personal deposit market share and the #2 position in personal loan market share.
•	Continued to invest in growing the franchise and convenience by opening 24 new branches in 2012 and adding branch hours.
•	Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:
•
Ranked highest in customer satisfaction among the five major Canadian banks for the seventh consecutive year by J.D. Power and Associates, a global marketing information services firm. 2012 Canadian Retail Banking Customer Satisfaction Study represented responses from nearly 12,000 customers, fielded in February and May 2012 by J.D. Power and Associates. TD Canada Trust set the highest benchmark scores across seven major drivers of customer satisfaction: account activities, account information, facilities, product offerings, fees, financial advisor, and problem resolution.

•
TD Canada Trust earned the #1 spot in “Customer Service Excellence” among the five major Canadian banks for the eighth consecutive year according to global market research firm Ipsos. The Ipsos 2012 Best Banking Awards, previously known as Synovate Best Banking Awards were based on survey responses from 43,202 households for the year ended August 2012, regionally and demographically representative of the Canadian population.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	21

CHALLENGES IN 2012
•	Low interest rate environment led to additional pressure on margins.
•	Heightened competition from the major Canadian banks and other competitors.
•	Slowing retail loan growth due to weak economic growth, rising consumer debt levels and new mortgage regulation.

INDUSTRY PROFILE
The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players. The increased competition makes it difficult to sustain market share gains and distinctive competitive advantage over the long term. Continued success depends upon delivering outstanding customer service and convenience, disciplined risk management practices, and expense management.

OVERALL BUSINESS STRATEGY
The strategy for Canadian Personal and Commercial Banking is to:
•	Integrate the comfortable customer experience into everything we do.
•	Be recognized as an extraordinary place to work.
•	Build on the momentum of higher growth businesses.
•	Make the customer and employee experience simple, fast and easy to drive efficiency.
•	Invest in the future to deliver top tier earnings performance consistently.

TABLE 17: CANADIAN PERSONAL AND COMMERCIAL BANKING1
(millions of Canadian dollars, except as noted)
	2012	2011
Net interest income	$8,023	$7,190
Non-interest income	2,629	2,342
Total revenue – reported	10,652	9,532
Total revenue – adjusted	10,688	9,532
Provision for credit losses	1,151	824
Non-interest expenses – reported	4,988	4,433
Non-interest expenses – adjusted	4,884	4,433
Net income – reported	$3,304	$3,051
Adjustments for items of note, net of income taxes2
Integration charges and direct transaction costs relating to the acquisition of the
credit card portfolio of MBNA Canada	104	–
Net income – adjusted	$3,408	$3,051
Selected volumes and ratios
Return on common equity – reported3	42.9%	36.9%
Return on common equity – adjusted3	44.2%	36.9%
Margin on average earning assets (including securitized assets) – reported	2.82%	2.76%
Margin on average earning assets (including securitized assets) – adjusted	2.84%	2.76%
Efficiency ratio – reported	46.8%	46.5%
Efficiency ratio – adjusted	45.7%	46.5%
Number of Canadian retail stores	1,168	1,150
Average number of full-time equivalent staff	30,354	29,815
1	Effective November 1, 2011, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking reported net income for the year of $3,304 million, an increase of $253 million, or 8%, compared with last year. Adjusted net income for the year was $3,408 million, an increase of $357 million, or 12%, compared with last year. The increase in adjusted earnings was driven by good volume growth, the acquisition of MBNA, higher fee income, a lower tax rate, and an extra calendar day. The reported return on common equity for the year was 42.9%, while the adjusted annualized return on common equity was 44.2%.
Reported revenue for the year was $10,652 million, an increase of $1,120 million, or 12%, compared with last year. Adjusted revenue for the year was $10,688 million, an increase of $1,156 million, or 12%, compared with last year. The addition of MBNA contributed 9 percentage points to both reported and adjusted year over year revenue growth. Net interest income growth was driven by the inclusion of MBNA, organic volume growth and an additional calendar day, partially offset by lower margin on average earning assets. The net interest income contribution from MBNA was elevated due to a one time benefit from better credit performance on acquired loans. Personal lending volume growth slowed throughout the year impacted by a slowing housing market and weaker consumer loan demand. Business lending growth was strong leading to market share gains. Compared with last year, average real estate secured lending volume increased $12.5 billion, or 6%. Auto lending average volume increased $1.2 billion, or 10%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volumes increased $5 billion, or 14%. Average personal deposit volumes increased $9.4 billion, or 7%, with a strong contribution from the new Investment Savings account. Average business deposit volumes increased $6.3 billion, or 10%. Reported margin on average earning assets increased 6 bps to 2.82%, while the adjusted margin on average earning assets increased 8 bps to 2.84%, compared with 2.76% last year due to the addition of MBNA. Excluding the impact of MBNA, the margin on average earning assets decreased 12 bps to 2.64%, due to the impact of a low interest rate environment, portfolio mix, and competitive pricing. Non-interest income growth of 12% was driven by higher transaction volumes, MBNA, and repricing.
PCL for the year was $1,151 million, an increase of $327 million, or 40%, compared with last year. The increase in PCL was due primarily to the addition of MBNA. Personal banking PCL was $1,088 million for the year, an increase of $302 million, or 38%, compared with last year. Excluding MBNA, personal banking PCL decreased $53 million, reflecting strong credit quality and enhanced collection strategies. Business banking PCL was $63 million, an increase of $26 million, returning to a more normalized level, as the prior year had higher recoveries. Annualized PCL as a percentage of credit volume excluding MBNA was 0.28%, a decrease of 3 bps, compared with last year. Net impaired loans were $1,000 million, an increase of $108 million, or 12%, compared with last year.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	22

Reported non-interest expenses for the year were $4,988 million, an increase of $555 million, or 13%, compared with last year. Adjusted non-interest expenses for the year were $4,884 million, an increase of $451 million, or 10%, compared with last year. Excluding MBNA, expenses increased $141 million, or 3%, compared with last year, driven by higher employee-related costs, business initiatives, volume growth, and one extra calendar day.
The average full-time equivalent (FTE) staffing levels increased by 539, or 2%, compared with last year driven by the addition of MBNA. Excluding MBNA, FTE decreased by 855, or 3%, largely due to the transfer of FTEs to the Corporate segment and volume-related productivity gains. The reported efficiency ratio for the year worsened to 46.8%, while the adjusted efficiency ratio improved to 45.7%, compared with 46.5%, on both a reported and adjusted basis last year.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits – In 2012, the Bank was able to leverage the introduction of the Investment Savings account and its market share position to deliver strong volume growth. The low interest rate environment led to significant pressure on margins. While competitive pressure for accounts has been increasing, the Bank maintained its leadership in market share and continued to grow net active accounts.

•
Consumer Lending – Volumes continued to grow but at a slower pace than recent years. The Bank maintained its leadership position in market share for real estate secured lending products. The lower growth rate can be attributed to new regulations for underwriting real estate secured loans and consumer focus on managing debt levels.

•
Credit Cards and Merchant Service – The business continued to focus on growth and the integration of MBNA. Strong earnings growth in 2012 was driven by the acquisition of MBNA, modest volume growth, and improved credit quality.

•	TD Auto Finance Canada – The business continued to leverage its full spectrum origination capabilities which drove portfolio growth during the year.

Business Banking
•
Commercial Banking – Continued investment in customer-facing resources and sales tools resulted in strong volume growth and market share gains. On a percentage basis, credit and deposit volumes grew by double digits. Credit losses increased over the prior year to more normalized levels.

•
Small Business Banking – The business continued to invest in sales tools to better enable the retail sales force to serve customers. Customer and average balance growth led to healthy deposit volume growth.

BUSINESS OUTLOOK AND FOCUS FOR 2013
We will continue to build on our industry-leading customer service and convenience position. We plan to open new branches and commercial banking centres as well as roll out new tools and services to enhance the customer experience. We expect the overall operating environment to remain challenging. Earnings growth in 2013 will be impacted by the low interest rate environment, more normalized contribution from MBNA, and slowing retail volume growth. We anticipate interest rates will remain at low levels, which will put additional pressure on margins and revenue. The current year included an elevated MBNA contribution due to a non-recurring benefit from better credit performance on acquired loans. We also expect retail volume growth will continue to moderate due to slow economic growth, new mortgage regulation, and weaker consumer loan demand. We expect to partially offset some of these pressures by focusing on increasing productivity and tightly managing expense growth.

Our key priorities for 2013 are as follows:
•	Expand leadership in customer service and convenience across all channels.
•	Continue the growth momentum in our businesses, building on platforms where we have made significant strategic investments.
•	Mitigate impact from slower growth operating environment by improving productivity.
•	Continue to increase employee engagement and be recognized as an extraordinary place to work.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	23

BUSINESS SEGMENT ANALYSIS
Wealth and Insurance

Wealth and Insurance comprises the Bank’s Wealth Management and Insurance businesses globally. Through our Direct Investing, Advice-based, and Asset Management businesses, TD Wealth helps individual and institutional clients protect, grow and successfully transition their wealth. TD Insurance provides advice and insurance solutions to protect Canadians through a full suite of home, auto, creditor, travel, life and health products.

TABLE 18: REVENUE3,4
(millions of Canadian dollars)
	2012	2011
Direct investing	$793	$893
Advice-based	1,101	1,056
Asset management	876	830
Insurance	1,249	1,261
Total Wealth and Insurance	$4,019	$4,040
1
Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations.

2
Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection).

3	Excludes the Bank’s investment in TD Ameritrade.
4	Certain revenue lines are presented net of internal transfers.

BUSINESS HIGHLIGHTS
•	Both Wealth and Insurance businesses had record earnings in 2012 with net income of $601 million for Wealth and $557 million for Insurance.
•
The Canadian direct investing business continued to lead the market in both share of assets and trades, in addition to increasing share of trades over the same period last year. Our U.K. operations maintained the number one market position, as ranked by trades per day.

•	Our advice business in Canada continued to gain market share as measured by assets, despite volatile markets.
•	Both our Direct Investing and Full Service brokerage businesses have improved their rankings in the J.D. Power and Associates customer satisfaction surveys.
•
TDAM, the manager of TD Mutual Funds, was once again recognized at the Canadian Lipper Fund Awards with wins in multiple fund classifications across each of the one, five and ten-year performance categories and a repeat winner in the Fixed Income classification.

•
Gross originated insurance premiums grew 7%. TD Property and Casualty Insurance grew affinity market premiums by 9% and retained the #1 direct writer position in home and auto and #2 in personal lines position.

•
TD Insurance invested in customer experience through the addition of client-facing roles, increased training and streamlined processes resulting in doubling of customer satisfaction scores year over year.

•	Closed the MBNA Canada acquisition which has related insurance offerings that have been consolidated with TD Insurance.
•	Processed over 282,000 claims across Canada, helping customers and their families in their times of need.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	24

CHALLENGES IN 2012
•
In our Wealth business, Direct Investing trading volumes were impacted throughout the year by the continued uncertainty in the U.S. and European economic and political environments, which led to investor fatigue and depressed trading volumes.

•	Low interest rate environment continued to limit our ability to grow revenue on loans and deposits.
•	The Property and Casualty insurance business experienced unfavourable prior years claims development in the Ontario auto insurance market, as well as challenges from unpredictable weather conditions.
•	Lower credit volumes drove reduced demand for the associated authorized insurance products in the Life and Health insurance business.

INDUSTRY PROFILE
TD Wealth’s business operates in three geographic regions: Canada, the U.S., and Europe. In Canada, the industry is extremely competitive consisting of major banks, large insurance companies, and monoline wealth management organizations (including mutual fund companies and private wealth managers, asset managers and financial planners). Given the level of competition in Canada, TD’s success lies in our ability to differentiate on client experience across all of our businesses and channels by providing the right products, services, tools and solutions to serve our clients’ needs.
In the U.S., the wealth management industry is large but competition is more fragmented, consisting of banks, insurance companies, independent mutual fund companies, discount brokers, full service brokers, and independent asset management companies. In our Maine-to-Florida footprint, the Bank competes against both national and regional banks and non-bank wealth organizations.
TD Ameritrade, in which TD has a substantial investment, competes most directly with other direct investment firms. TD Ameritrade remains a leader in this market by continuing to deliver world-class direct investing capabilities to our clients, including investor tools, services and education.
In Europe, the industry is led by strong regional players with little pan-European presence or brand. In the U.K., TD competes most directly with other direct investment firms and institutional services firms. In Europe, TD competes by providing focused multi-currency and multi-exchange online direct investing services for retail investors.
TD Insurance operates in both the Canadian property and casualty insurance industry and the life and health insurance industry. The property and casualty industry is a fragmented and competitive market where TD competes against other personal lines insurers and TD is the leading player in the affinity market. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated with a few large players. While the predominant distribution channel is the independent intermediary, TD is also focused on offering insurance solutions to TD customers through direct distribution channels in this market.

OVERALL BUSINESS STRATEGY
Wealth
•
Global Direct Investing builds on existing market leadership positions by offering best-in-class capabilities, tools, service and investor education, and by extending our comfort and convenience brand with continued investment in intuitive functionality.

•
The North American Advice-based business continues to grow by enhancing the overall client experience and by providing comprehensive investment and wealth planning services and solutions to help retirees and pre-retirees protect, grow and transition their wealth.

•	The Asset Management business deepens channel penetration, broadens institutional relationships, and expands international equity capabilities.
Insurance
•	Protect Canadians by offering insurance products and advice that is easy to access from a trusted brand.
•	Focus on the client experience by differentiating on service to drive customer satisfaction, deepen customer relationships and increase retention.
•	Strengthen our direct distribution advantage by increasing our channel capabilities and investments.
•	Maintain our conservative risk approach to build long term sustainable earnings and growth.

TABLE 19: WEALTH AND INSURANCE1
(millions of Canadian dollars, except as noted)
	2012	2011
Net interest income	$583	$542
Insurance revenue, net of claims and related expenses2	1,113	1,167
Income from financial instruments designated at fair value through profit or loss	5	(2)
Non-interest income – other	2,318	2,333
Total revenue	4,019	4,040
Non-interest expenses	2,600	2,616
Net income	1,158	1,107
Wealth	601	566
Insurance	557	541
TD Ameritrade	209	207
Total Wealth and Insurance	$1,367	$1,314
Selected volumes and ratio
Assets under administration – Wealth (billions of Canadian dollars)3	$258	$237
Assets under management – Wealth (billions of Canadian dollars)	207	189
Gross originated insurance premiums	3,572	3,326
Return on common equity4	20.7%	25.3%
Efficiency ratio	64.7%	64.8%
Average number of full-time equivalent staff	11,930	11,984
1	Effective November 1, 2011, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.
2
Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Income Statement. For the year ended October 31, 2012, the claims and related expenses were $2,424 million (October 31, 2011 – $2,178 million).

3	The prior period results for Wealth assets under administration were restated to conform with the presentation adopted in the current year.
4
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	25

REVIEW OF FINANCIAL PERFORMANCE
Wealth and Insurance net income for the year was $1,367 million, an increase of $53 million, or 4%, compared with last year. The increase in earnings was mainly due to growth in premiums and client assets, the inclusion of MBNA and lower expenses, partially offset by unfavourable prior years claims development and lower trading volumes. Wealth and Insurance net income excluding TD Ameritrade was $1,158 million, an increase of $51 million, or 5%, compared with last year. The Bank’s reported investment in TD Ameritrade generated net income for the year of $209 million, an increase of $2 million, or 1%, compared with last year, mainly driven by changes in the capital allocation methodology resulting in lower net charges, largely offset by lower TD Ameritrade earnings. For its fiscal year ended September 30, 2012, TD Ameritrade reported net income was US$586 million, a decrease of US$52 million, or 8%, compared with last year, primarily driven by lower trading revenue. The return on common equity for the year was 20.7%.
Revenue for the year was $4,019 million, a decrease of $21 million, or 1%, compared with last year. In the Wealth business, a decrease in trading revenue in the direct investing business was largely offset by higher fee-based revenue driven by increased client assets in the advice-based and asset management businesses. In the Insurance business, revenue increases from strong premium growth, better claims management and the inclusion of MBNA were more than offset by unfavourable prior years claims development regarding the Ontario auto market and weather-related events. During the latter part of 2012, the business experienced an increase in prior years claims development in the Ontario auto insurance market primarily related to pre-2011 accident years. Frequency and severity of claims related to these accident years were worse than anticipated for certain insurance coverage, translating into higher claims costs. Net interest income increased driven primarily by higher margins and client balances in the Wealth business.
Non-interest expenses for the year were $2,600 million, a decrease of $16 million, or 1%, compared with last year. The decrease was primarily due to higher project expenses in 2011, prudent expense management, and lower volumes in the Wealth business, partially offset by increased expenses supporting business growth in both the Wealth and Insurance businesses.
Assets under administration of $258 billion as at October 31, 2012 increased by $21 billion, or 9%, compared with October 31, 2011. Assets under management of $207 billion as at October 31, 2012 increased by $18 billion, or 10%, compared with October 31, 2011. These increases were primarily driven by net new client assets.
Gross originated insurance premiums were $3,572 million, an increase of $246 million, or 7%, compared with last year. The increase was primarily due to organic business growth.
The average FTE staffing levels and efficiency ratio for the year remained relatively flat compared with last year.

TD AMERITRADE HOLDING CORPORATION
Refer to Note 35 of the Consolidated Financial Statements for further information on TD Ameritrade.

KEY PRODUCT GROUPS
Global Direct Investing
•
TD Waterhouse Direct Investing offers a comprehensive product and service offering to self-directed retail investors and to investment counsellors and corporate clients through its Institutional Services business. TD Waterhouse is the largest direct investing business in Canada by assets under administration and trade volume. In Europe, TD Direct Investing provides multi-currency and multi-exchange online direct investing services for retail investors, and custody and clearing services for corporate clients. This business has a leading market share, is ranked number one in trades per day in the U.K., and has a presence in Ireland and other areas of Europe.

North American Advice-based Business
•
Integrated with and closely aligned to the Canadian and U.S. Personal and Commercial Banking segments, TD’s advice-based businesses, (TD Waterhouse Financial Planning, TD Waterhouse Private Investment Advice, Private Client Group, U.S. Private Client Services) meet the pre-retirement and retirement wealth management needs of clients. Each of these businesses is focused on a discrete market segment and offers a specific value proposition which aligns with clients’ asset levels and the complexity of their needs. Together they provide investment solutions and advice to manage clients’ needs of protecting, growing and transitioning their wealth.

Asset Management
•
TDAM is a leading investment manager comprised of retail and institutional capabilities. In Canada, TD Mutual Funds provides one of the most broadly diversified ranges of mutual funds and professionally managed portfolios. TDAM’s institutional investment business has a leading market share in Canada. Both units work in close partnership with Wealth businesses to align origination, manufacturing, wholesaling, and distribution.

Insurance
•
TD Property and Casualty Insurance is the largest direct distribution insurer and the second largest personal home and automobile insurer in the country. It is also the national leader in the affinity market working closely with professional, alumni and employer groups to market insurance to their memberships and offers an extensive selection of home and auto insurance coverage, sold through direct to consumer channels.

•
TD Life and Health offers a range of affordable and simple insurance solutions to TD’s customers, such as travel, term life, accident, mortgage, credit card and loan insurance. These products are sold through branch, phone and online channels.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	26

BUSINESS OUTLOOK AND FOCUS FOR 2013
Building upon our market leadership positions in Wealth and Insurance, we plan to continue our growth in 2013 by growing client assets and premiums, improving client experience, managing expenses prudently, while investing in our key capabilities and processes. We expect the challenging economic and operating environment of 2012 to continue into 2013 but believe that we will achieve good earnings growth for the segment in 2013.
In our Wealth business, in a challenging operating environment of low trading volumes and low interest rates, our focus will be on continuing the momentum of gaining net new client assets in the advice-based and asset management businesses and prudent expense management.
In our Insurance business, we expect our core business fundamentals including premium growth to remain strong despite continued pressure on the demand for authorized insurance products from lower credit volumes. We will continue to focus on growing market share, strengthening our direct distribution capabilities, and improving our risk profile and efficiencies in our core operations.

Our key priorities for 2013 are as follows:
Wealth:
•	Build on our leadership in the direct investing business by introducing new client solutions and improving service.
•
Grow share in our North American advice-based business by deepening our referral partnership with TD’s U.S. and Canadian Personal and Commercial Banking segments, creating solutions to address our clients’ individual investing needs, and enhancing the overall client experience.

•	Leverage our premier institutional asset management capabilities as we compete for new mandates.
Insurance:
•	Improve our client experience with streamlined processes, exceptional claims service and solid advice.
•	Enhance our direct distribution advantage through growing our affinity partnerships and building greater online capabilities.
•	Build out our core infrastructure to strengthen our platforms to support growth.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	27

BUSINESS SEGMENT ANALYSIS
U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America’s Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to nearly 8 million customers including individuals, businesses, and governments.

TABLE 20: ASSETS1
(millions of dollars)
	Canadian dollars		U.S. dollars
	2012	2011	2012	2011
Consumer loans	$43,721	$35,004	$43,765	$35,120
Business and government loans	47,546	43,057	47,594	43,200
Debt securities classified as loans	2,898	3,804	2,901	3,817
Investment securities	37,354	43,562	37,391	43,706
Other assets	2,242	2,695	2,244	2,703
Total	$133,761	$128,122	$133,895	$128,546
1	Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS
•	Achieved record adjusted earnings of US$1,416 million, an increase of 10%, in a challenging operating environment.
•	Gained profitable market share on both loans and deposits while maintaining strong credit quality.
•	Grew loans organically by US$8 billion, or 12%, and deposits by US$7 billion, or 8%, since last year, during a slow economic recovery.
•	Continued to lead in customer service and convenience with more store hours than competitors in our Maine–to-Florida footprint.
•	Continued to invest in growing the franchise, adding 41 new stores in fiscal 2012.
•	Asset quality has improved for the legacy portfolio.
•	Recognized as “One of the Nation’s Best Banks” by Money Magazine.
•	Announced agreement to acquire Target’s U.S. credit card portfolio with an expected close date in the first half of fiscal 2013.

CHALLENGES IN 2012
•	Regulatory and legislative changes have impacted the operating environment, TD Bank’s product offerings and earnings.
•	Low interest rate environment led to additional pressure on margins.
•	Increased competition has led to pressure on margins.

INDUSTRY PROFILE
The U.S. banking industry has experienced a significant amount of consolidation over the past few years. The personal and business banking environment in the U.S. is very competitive in all areas of the business. U.S. banks are subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships over the long term by owning the convenience and service brand within our operating footprint, effective risk management, rational product pricing, use of technology to deliver products and services for customers anytime and anywhere, optimizing fee-based businesses, and effective control of operating expenses.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	28

OVERALL BUSINESS STRATEGY
The strategy for U.S. Personal and Commercial Banking is to:
•	Continue to take market share while controlling expenses.
•	Evolve the business in response to regulatory changes – at appropriate pace and cost.
•	Implement franchise optimization e.g., wallet share in retail and commercial businesses; productivity improvements.
•	Continue the maturation of infrastructure including processes, systems and controls to scale with business growth.
•	Manage asset quality.
•	Optimize balance sheet and capital structure and grow assets to deploy excess liquidity such as the announced Target credit card portfolio purchase to be completed in the first half of fiscal 2013.

TABLE 21: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)
	Canadian dollars		U.S. dollars
	2012	2011	2012	2011
Net interest income	$4,663	$4,392	$4,643	$4,455
Non-interest income	1,468	1,342	1,463	1,363
Total revenue – reported	6,131	5,734	6,106	5,818
Total revenue – adjusted	6,132	5,734	6,107	5,818
Provision for credit losses – loans	652	534	651	541
Provision for credit losses – debt securities classified as loans	12	75	12	75
Provision for credit losses – acquired credit-impaired loans1	115	78	115	82
Provision for credit losses – reported	779	687	778	698
Provision for credit losses – adjusted	725	687	723	698
Non-interest expenses – reported	4,125	3,593	4,107	3,643
Non-interest expenses – adjusted	3,694	3,451	3,678	3,497
Net income – reported	1,128	1,188	1,123	1,205
Adjustments for items of note2
Integration charges and direct transaction costs relating
to U.S. Personal and Commercial Banking acquisitions	9	82	9	84
Litigation reserve	248	–	247	–
Impact of Superstorm Sandy	37	–	37	–
Net income – adjusted	1,422	1,270	1,416	1,289
Selected volumes and ratios
Return on common equity – reported3	6.4%	7.3%	6.4%	7.3%
Return on common equity – adjusted3	8.1	7.8	8.1	7.8
Margin on average earning assets (TEB)4	3.60%	3.73%	3.60%	3.73%
Efficiency ratio – reported	67.3	62.7	67.3	62.7
Efficiency ratio – adjusted	60.2	60.2	60.2	60.2
Number of US retail stores	1,315	1,281	1,315	1,281
Average number of full-time equivalent staff	25,027	24,193	25,027	24,193
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
3
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

4	Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

REVIEW OF FINANCIAL PERFORMANCE
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the year was $1,128 million, a decrease of $60 million, or 5%, compared with last year. Adjusted net income for the year was $1,422 million, an increase of $152 million, or 12%, compared with last year. In U.S. dollar terms, reported net income for the year was $1,123 million, a decrease of $82 million, or 7%, compared with last year and adjusted net income was US$1,416 million, an increase of US$127 million, or 10%. The increase in adjusted earnings was primarily due to strong loan and deposit volume and higher fee-based revenue, partially offset by higher expenses to support growth, and the impact of the Durbin Amendment. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions, litigation reserves and Superstorm Sandy. The reported return on common equity for the year was 6.4%, while the adjusted return on common equity was 8.1%.
In U.S. dollar terms, adjusted revenue for the year was US$6,107 million, an increase of US$289 million, or 5%, compared with last year driven by increased loan and deposit volume, higher fee-based revenue, and gains on sales of securities, partially offset by the impact of the Durbin Amendment and the anticipated run-off in legacy Chrysler Financial revenue. Average loans increased by US$12 billion, or 17%, compared with last year with an increase of US$9 billion, or 31% in average personal loans and an increase of US$3 billion, or 8% in average business loans. Average deposits increased US$17 billion, or 11%, compared with prior year, including a US$10 billion increase in average deposits of TD Ameritrade. Excluding the impact of TD Ameritrade IDAs, average deposit volume increased by US$7 billion, or 7%. The margin on average earning assets for the year decreased by 13 bps to 3.60% compared with last year primarily due to the low interest rate environment and timing of cash flows on acquired portfolios.
    Reported PCL for the year was US$778 million, an increase of US$80 million, or 11%, compared with last year. Adjusted PCL for the year was US$723 million, an increase of US$25 million, or 4%, compared with last year due primarily to organic loan growth, the acquired credit-impaired loan portfolios and the impact of new regulatory guidance on loans discharged in bankruptcies, partially offset by improved asset quality. Personal banking PCL, excluding debt securities classified as loans was US$391 million, an increase of US$131 million, or 50%, from the prior year. Business banking PCL, excluding debt securities classified as loans was US$320 million, a decrease of US$43 million, or 12%, compared with prior year. PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.84%, a decrease of 2 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,059 million, a decrease of US$84 million, or 7%, compared with last year due to continued improvement in credit quality. Acquired credit-impaired loans were US$3.8 billion at October 31, 2012 compared with US$5.6 billion at October 31, 2011, while net impaired debt securities classified as loans were US$1.3 billion compared with US$1.4 billion at October 31, 2011.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	29

Reported non-interest expenses for the year were US$4,107 million, an increase of US$464 million, or 13%, compared with last year. On an adjusted basis, excluding the items of note for litigation reserves, Superstorm Sandy and integration and restructuring charges, non-interest expenses were US$3,678 million, an increase of US$181 million, or 5%, compared with last year due to investments in new stores and infrastructure, the Chrysler Financial acquisition and economic and regulatory factors.
The average FTE staffing levels for the year increased by 834, or 3%, compared with last year due to the Chrysler Financial acquisition and new stores, partially offset by store closures and consolidations. The reported efficiency ratio for the year worsened to 67.3%, compared with 62.7% last year, while the adjusted efficiency ratio for the year remained flat at 60.2%, compared with last year.

KEY PRODUCT GROUPS
Personal Banking
•
Personal Deposits – We continued to build on our reputation as America’s Most Convenient Bank by opening 41 new stores in fiscal 2012. We delivered strong year-over-year growth driven by maturing stores and a competitive product offering.

•
Consumer Lending – Our principal product offerings of home equity loans and lines of credit and auto loans offered through a network of auto dealers continued to grow organically. Loan loss rates have improved over the prior year and remain at the lower end of loss rates in the industry.

•
Residential Real Estate Secured Lending – We grew profitable market share and franchise customers, with strong credit quality, during a tough economic environment. Loan volumes have increased by US$4 billion over last year driven by higher originations. In-store originations are a key focus to leverage cross-selling opportunities.

•
Small Business Banking and Merchant Services – The Small Business Banking group continues to be among the top ranked small business lenders in most of our markets. Merchant Services offer point-of-sale settlement solutions for debit and credit card transactions, supporting over 15,000 business locations in our footprint.

Commercial Banking
•
Commercial Banking – Commercial and industrial loan demand increased significantly while commercial real estate demand remained relatively low resulting in strong overall loan growth at competitive spreads. Commercial loan volume grew by 8% organically, significantly outperforming peers. Loan losses continue to improve throughout the portfolio and our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2013
We will continue to build on our strength of industry leading convenience banking, providing superior customer service, and efficient, local decision making. We expect to open in excess of 30 new stores in fiscal 2013. Revenue growth will be muted by the impact of prolonged low interest rates. Adjusted for acquisitions, the rate of expense growth is expected to decline driven by productivity improvements while continuing to invest in future growth including new stores and technology infrastructure. PCL is expected to continue to normalize in 2013. Regulatory and legislative actions will continue to impact the operating environment and economics of TD Bank which will result in an increased focus on evolving the product offering to TD Bank’s customers while maintaining a strong market position despite increased competition. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over the long term.

Our key priorities for 2013 are as follows:
•	Continue broad based organic growth of loans and deposits, while adhering to a conservative risk appetite.
•	Continue to deliver convenient banking solutions and services that exceed customer expectations.
•	Continue business expansion by opening new stores in larger markets such as New York, Florida, Boston and Washington, D.C.
•	Improve efficiency and productivity to counter margin compression and drive long-term competitiveness.
•	Broaden and deepen customer relationships through cross-selling initiatives.
•	Select asset purchases to optimize the balance sheet (i.e., announcement of agreement to acquire Target’s U.S. credit card portfolio).

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	30

BUSINESS SEGMENT ANALYSIS
Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key global financial centres.

TABLE 22: REVENUE
(millions of Canadian dollars)
	2012	2011
Investment banking and capital markets	$1,987	$1,724
Corporate banking	448	453
Equity investments	219	319
Total	$2,654	$2,496

BUSINESS HIGHLIGHTS
•	Achieved net income for the year of $880 million, an increase of $65 million, or 8%, compared with last year.
•	Return on common equity of 21.2%.
•	Strong core revenue growth.
•	Grew franchise fixed income and foreign exchange businesses.
•	Continued growth in Asia-Pacific region to support TD Securities market share and meet client demands.
•	Strong trading-related revenue primarily in fixed income trading despite challenging markets.
•	Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2012):
– #1 in equity block trading
– #1 in syndications (on rolling 12 month basis)
– #2 in equity underwriting (full credit to book runner)
– #2 in fixed-income underwriting
– #3 in M&A announced (on rolling 12 month basis)

CHALLENGES IN 2012
•	Low interest rates and low volatility environment.
•	Equity issuance activity declined among key corporate clients and equity trading volumes declined across all key markets.
•	Regulatory changes resulted in a substantial increase in capital and expense base.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	31

INDUSTRY PROFILE
The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks, large global investment firms, and independent niche dealers. Favourable market conditions during the first half of 2012 contributed to improved trading and investment banking volumes. Market conditions were mixed during the second half of the year, but improved following stimulus injections from central banks resulting in improved liquidity, tightening credit spreads and higher asset prices.
Equity trading was lower throughout 2012 due to reduced trading volumes on major exchanges and persistent low volatility. Higher government and corporate client activity and the low interest rate environment led to strong fixed income issuance activity throughout the year. We expect competition to remain intense for transactions with high quality counterparties as securities firms focus on prudent risk management. Wholesale banks have shifted their focus to client-driven trading revenue and fee income to reduce risk and preserve capital which will continue to result in tighter margins. Looking longer term, wholesale banks that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost management will be well positioned as investor confidence returns and markets improve.

OVERALL BUSINESS STRATEGY
•
Our goal is to build a client-centric franchise model and maintain a prudent risk profile by providing superior wholesale banking products and services to high quality clients and counterparties in liquid and transparent financial markets.

•	We focus on meeting client needs by providing superior advice and execution of client-driven transactions.
•	In Canada, the strategic objective is to strengthen our position as a top investment dealer.
•
In the U.S., our objective is to extend the goals of the Canadian franchise and leverage our network of U.S. businesses. We will also continue to grow government fixed income, currency and commodities trading businesses.

•
Globally, we seek to extend the goals of our North American franchise, including trading in liquid currencies, as well as underwriting, distributing, and trading high quality fixed income products of highly rated issuers.

•	We support and enhance TD’s brand working in partnership with other TD segments to offer premium products and services for our collective client base.

TABLE 23: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)
	2012	2011
Net interest income (TEB)	$1,805	$1,659
Non-interest income (loss)	849	837
Total revenue	2,654	2,496
Provision for credit losses	47	22
Non-interest expenses	1,570	1,468
Net income	880	815
Selected volumes and ratios
Trading-related revenue	1,334	1,069
Risk-weighted assets (billions of Canadian dollars)1	43	35
Return on common equity2	21.2%	24.3%
Efficiency ratio	59.2%	58.8%
Average number of full-time equivalent staff	3,553	3,517
1	Prior to Q1 2012, the amounts were calculated based on Canadian GAAP.
2
Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking net income for the year was $880 million, an increase of $65 million, or 8%, compared with last year. The increase in earnings was due to stronger results in our core businesses, partially offset by reduced securities gains in the investment portfolio. The return on common equity for the year was 21.2%.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. Revenue for the year was $2,654 million, an increase of $158 million, or 6%, compared with last year. Capital markets revenue increased primarily due to improved fixed income and credit trading, strong debt underwriting, and robust mergers and acquisitions (M&A) revenue. Fixed income and credit trading revenue increased due to increased liquidity, tightening credit spreads and periods of elevated volatility in the market. Debt underwriting fees remained strong throughout the year. M&A revenue was higher aided by low interest rates, robust banking markets and ongoing opportunities for consolidation. Partially offsetting these improvements were lower security gains from the investment portfolio and weaker equity trading and underwriting on low industry-wide volumes and volatility.
PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $47 million, an increase of $25 million, compared with last year. The increase in PCL was primarily due to a loss on a single name in the corporate lending portfolio. PCL in the prior year primarily comprised the accrual cost of credit protection.
Non-interest expenses for the year were $1,570 million, an increase of $102 million, or 7%, compared with last year primarily due to legal provisions in the current year and higher variable compensation commensurate with improved revenue.
Risk-weighted assets were $43 billion as at October 31, 2012, an increase of $8 billion, or 23%, compared with October 31, 2011. The increase was due to the implementation of the revised Basel II market risk framework.
The average FTE staffing levels increased by 36, or 1%, compared with last year.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	32

KEY PRODUCT GROUPS
Investment Banking and Capital Markets
•
Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, was $1,987 million, an increase of $263 million, or 15%, compared with the last year. The increase was primarily due to improved fixed income and credit trading and strong M&A revenue compared to the prior year. Partially offsetting these increases were lower foreign exchange revenue, decreased equity underwriting and decreased commission revenue.

Corporate Banking
•
Corporate banking revenue which includes corporate lending, trade finance and cash management services was $448 million, a decrease of $5 million compared with last year. Low margin fee revenue was partially offset by improved trade finance volumes.

Equity Investments
•
The equity investment portfolio, which we are in the process of exiting, consists primarily of private equity investments. Equity investments reported total gains of $219 million, compared with gains of $319 million in the prior year.

BUSINESS OUTLOOK AND FOCUS FOR 2013
We expect that markets will remain tentative, and that volatility and interest rates will continue to trend below long term averages. A combination of fiscal challenges in Europe and the U.S., growing regulatory expectations and increased competition will affect trading conditions in the medium term. Corporate finance activity levels are also expected to be negatively impacted as long as the outlook remains uncertain. M&A fundamentals are generally positive given low valuations, high cash levels and an attractive rate environment, but companies may be unwilling to commit to deals unless economies show more upward momentum. However, as economic conditions stabilize, capital market activity should increase, resulting in higher origination, M&A and advisory revenue.

Our key priorities for 2013 are as follows:
•	Continue to grow the franchise by broadening and deepening client relationships and investing in flow-based businesses including U.S. rates and global currency trading businesses.
•	Optimize our relationships with our enterprise partners and their customers.
•	Leverage our core capabilities internationally in select geographies, primarily in the U.S.
•	Focus on client facilitation by supporting market making activities.
•	Continue to invest in an efficient, effective and robust infrastructure.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	33

BUSINESS SEGMENT ANALYSIS
Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of treasury and balance sheet management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 24: CORPORATE
(millions of Canadian dollars)
	2012	2011
Net income (loss) – reported	$(208)	$(323)
Adjustments for items of note: Decrease (increase) in net income1
Amortization of intangibles	238	391
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	89	(128)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	–	(13)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the
Chrysler Financial acquisition	17	55
Reduction of allowance for incurred but not identified credit losses	(120)	–
Positive impact due to changes in statutory income tax rates	(18)	–
Total adjustments for items of note	206	305
Net income (loss) – adjusted	$(2)	$(18)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	(433)	(367)
Other	327	245
Non-controlling interests	104	104
Net income (loss) – adjusted	$(2)	$(18)
1	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

The Corporate segment reported net loss for the year was $208 million, compared with a reported net loss of $323 million last year. The adjusted net loss for the year was $2 million, compared with an adjusted net loss of $18 million last year. The year-over-year change in the adjusted net loss was primarily attributable to the impact of favourable tax items, treasury and other hedging activities and other items largely offset by higher net corporate expenses.

CORPORATE MANAGEMENT
The Corporate segment’s mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank’s key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.
The corporate management function of the Bank includes audit, legal, anti-money laundering, compliance, corporate and public affairs, regulatory relationships and government affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, office of the Ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.
The enterprise Direct Channels and Distribution Strategy group is part of Corporate Operations and is responsible for the online, phone, and ABM/ATM channels, delivering a best in class experience across TD’s North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer experience for TD Bank, America’s Most Convenient Bank, TD Canada Trust, and TD Wealth and Insurance.
 Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and to addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	34

2011 FINANCIAL RESULTS OVERVIEW
Selected Annual Information and Discussion relating to 2011 & 2010 Performance under Canadian GAAP

The following section provides selected annual information pursuant to National Instrument 51-102F1 in relation to the Bank’s 2011 and 2010 financial years. Following the Bank’s transition to IFRS, for purposes of enabling period to period comparison between 2010 and 2011, the financial information in this section has been presented under Canadian GAAP. In addition, for the purposes of this section, the 2011 and 2010 results of the Insurance business have been presented with the Canadian Personal and Commercial Banking segment and consistent with the presentation under Canadian GAAP. Finally, this section includes discussion of the factors impacting variation between 2010 and 2011 and such discussion has also been provided with reference to Canadian GAAP presentation of 2010 and 2011 results.

TABLE 25: OPERATING RESULTS UNDER CANADIAN GAAP – REPORTED
(millions of Canadian dollars)
	2011	2010
Net interest income	$12,831	$11,543
Non-interest income	8,763	8,022
Total revenue	21,594	19,565
Provision for credit losses	1,465	1,625
Non-interest expenses	13,083	12,163
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of associated company	7,046	5,777
Provision for income taxes	1,299	1,262
Non-controlling interests in subsidiaries, net of income taxes	104	106
Equity in net income of an associated company, net of income taxes	246	235
Net income – reported	5,889	4,644
Preferred dividends	180	194
Net income available to common shareholders – reported	$5,709	$4,450

TABLE 26: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF CANADIAN GAAP ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)
	2011	2010
Operating results – adjusted
Net interest income	$12,831	$11,543
Non-interest income1	8,587	8,020
Total revenue	21,418	19,563
Provision for credit losses2	1,465	1,685
Non-interest expenses3	12,395	11,464
Income before provision for income taxes, non-controlling interests in subsidiaries,
and equity in net income of associated company	7,558	6,414
Provision for income taxes4	1,508	1,387
Non-controlling interests in subsidiaries, net of income taxes	104	106
Equity in net income of an associated company, net of income taxes5	305	307
Net income – adjusted	6,251	5,228
Preferred dividends	180	194
Net income available to common shareholders – adjusted	6,071	5,034
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(426)	(467)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio7	134	5
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions8	(69)	(69)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses9	13	(4)
Recovery of (provision for) income taxes due to changes in statutory income tax rates10	–	11
Release (provision) for insurance claims11	–	17
General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking12	–	44
Agreement with Canada Revenue Agency13	–	(121)
Integration charges relating to the Chrysler Financial acquisition14	(14)	–
Total adjustments for items of note	(362)	(584)
Net income available to common shareholders – reported	$5,709	$4,450
1
Adjusted non-interest income excludes the following items of note: 2011 – $19 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book, as explained in footnote 9; $157 million gain due to change in fair value of derivatives hedging the reclassified debt securities portfolio, as explained in footnote 7; 2010 – $9 million pre-tax loss due to change in fair value of CDS hedging the corporate loan book; $14 million pre-tax gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11.

2
Adjusted provisions for credit losses exclude the following items of note: 2010 – $59 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 12.

3
Adjusted non-interest expenses exclude the following items of note: 2011 – $613 million amortization of intangibles, as explained in footnote 6; $113 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $21 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 14; 2010 – $592 million amortization of intangibles; $108 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions.

4
For a reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Taxes” section.

5
Adjusted equity in net income of an associated company excludes the following items of note: 2011 – $59 million amortization of intangibles, as explained in footnote 6; 2010 – $72 million amortization of intangibles.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	35

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

7
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S Personal and Commercial Banking elected not to include any further Commerce related integration and restructuring charges in this item of note as the efforts in these areas has wound down and in light of the fact that the integration and restructuring was substantially complete. Similarly, beginning in Q2 2012, U.S. Personal and Commercial Banking is not expected to include any further FDIC-assisted and South Financial related integration and restructuring charges. For the twelve months ended October 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions. There were no restructuring charges recorded.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

12
Effective November 1, 2009, the “General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking” includes the TD Financing Services (formerly VFC Inc.) portfolio. Prior to this, the impact of the TD Financing Services portfolio was excluded from this item of note.

13
 The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

14
The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TABLE 27: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF CANADIAN GAAP REPORTED TO ADJUSTED INCOME TAXES1
(millions of Canadian dollars, except as noted)
	2011	2010
Provision for income taxes – reported	$1,299	$1,262
Adjustments for items of note: Recovery of (provision for) income taxes2
Amortization of intangibles3	187	197
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(23)	19
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	44	38
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(6)	5
Income taxes due to changes in statutory income tax rates	–	11
Insurance claims	–	(8)
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	–	(16)
Agreement with Canada Revenue Agency	–	(121)
Integration charges relating to Chrysler Financial acquisition	7	–
Total adjustments for items of note	209	125
Provision for income taxes – adjusted	1,508	1,387
Other taxes
Payroll	367	316
Capital and premium	147	207
GST, HST and provincial sales	339	222
Municipal and business	149	133
Total other taxes	1,002	878
Total taxes – adjusted	$2,510	$2,265
Effective income tax rate – adjusted4	20.0%	21.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results overview” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3
Effective 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, the income tax impact of software amortization is excluded from the amortization of intangibles.

4	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	36

TABLE 28: RECONCILIATION OF CANADIAN GAAP REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1
(Canadian dollars)
	2011	2010
Basic earnings per share – reported	$6.45	$5.13
Adjustments for items of note2	0.40	0.68
Basic earnings per share – adjusted	$6.85	$5.81
Diluted earnings per share – reported	6.41	5.10
Adjustments for items of note2	0.41	0.67
Diluted earnings per share – adjusted	$6.82	$5.77
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

NET INTEREST INCOME
Net interest income for the year was $12,831 million, an increase of $1,288 million, or 11%, compared with last year. Higher net interest income was driven by increases in all retail segments, partially offset by a decline in Wholesale Banking. U.S. Personal and Commercial Banking net interest income increased due to the impact of acquisitions and strong organic volume growth, partially offset by the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased largely due to strong volume growth in loans and deposits, partially offset by a lower margin on average earning assets. Wealth Management net interest income increased due to improved net interest margin and higher client deposits and margin loans. Wholesale Banking net interest income decreased due to lower trading and non-trading-related net interest income.

NON-INTEREST INCOME
Non-interest income for the year was $8,763 million, an increase of $741 million, or 9%, on a reported basis, and $8,587 million on an adjusted basis, an increase of $567 million, or 7%, compared with last year. The increase in adjusted non-interest income was driven by increases in all retail segments, partially offset by a decline in Wholesale Banking. Canadian Personal and Commercial Banking non-interest income increased due to strong fee income growth and strong growth in insurance revenue. Wealth Management non-interest income increased primarily due to higher fee-based revenue from higher client assets. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and the impact of acquisitions, partially offset by lower overdraft fees due to Regulation E and the translation effect of a stronger Canadian dollar. Wholesale Banking non-interest income decreased mainly due to lower trading-related revenue, partially offset by higher security gains.

NON-INTEREST EXPENSES
Reported non-interest expenses for the year were $13,083 million, an increase of $920 million, or 8% compared with last year. Adjusted non-interest expenses were $12,395 million, an increase of $931 million, or 8% compared with last year. The increase in adjusted non-interest expenses was driven by increases in all segments. U.S. Personal and Commercial Banking expenses increased due to acquisitions, investments in new stores and infrastructure, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher employee compensation costs largely driven by increased revenue, higher infrastructure investment to support business growth and project costs. Canadian Personal and Commercial Banking expenses increased primarily due to continued investment in the business. Wholesale Banking expenses increased primarily due to higher employee costs and investment in risk and control infrastructure, partially offset by lower variable compensation related to lower revenue.

INCOME TAX EXPENSE
Reported total income and other taxes increased by $161 million, or 8%, from 2010. Income tax expense, on a reported basis, was up $37 million, or 3%, from 2010. Other taxes were up $124 million, or 14%, from 2010. Adjusted total income and other taxes were up $245 million, or 11%, from 2010. Total income tax expense, on an adjusted basis, was up $121 million, or 9%, from 2010.
The Bank’s effective income tax rate, on a reported basis, was 18.4% for 2011, compared with 21.8% in 2010. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year and a $121 million charge related to an agreement with the Canada Revenue Agency last year. TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $148 million in the year, compared to $132 million in 2010, is not part of the Bank’s tax rate reconciliation.

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. At October 31, 2011, the quarterly dividend was $0.68 per share, consistent with the Bank’s current target payout range of 35 – 45% of adjusted earnings. Cash dividends declared and paid during 2011 totalled $2.61 per share (2010 – $2.44). For cash dividends payable on the Bank’s preferred shares, see Notes 15 and 18 to the 2011 Consolidated Financial Statements. As at October 31, 2011, 901.0 million common shares were outstanding (2010 – 878.5 million). The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the 2011 Consolidated Financial Statements for further details.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	37

BALANCE SHEET
FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $686 billion as at October 31, 2011, an increase of $67 billion, or 11%, compared with October 31, 2010. The net increase was primarily due to a $21 billion increase in securities, a $34 billion increase in loans (net of allowance for loan losses) and a $7 billion increase in other assets. The value of total assets in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Securities increased by $21 billion largely due to an increase in available-for-sale securities primarily in U.S. Personal and Commercial Banking and trading securities in Wholesale Banking. The value of securities in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Loans (net of allowance for loan losses) increased $34 billion primarily driven by volume growth in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking loans was largely due to increases in residential mortgages and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to personal and consumer instalment loans, residential mortgages and business and government loans. The Chrysler Financial acquisition added $8 billion to total loans. The value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Other assets increased by $7 billion primarily due to an increase in the market value of derivatives in Wholesale Banking.

Total liabilities were $640 billion as at October 31, 2011, an increase of $62 billion, or 11%, compared with October 31, 2010. The net increase was primarily due to a $51 billion increase in deposits and a $13 billion increase in other liabilities. The value of total liabilities in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Deposits increased $51 billion primarily due to an increase in business and government deposits in Canadian Personal and Commercial Banking and Wholesale Banking and an increase in personal deposits in U.S. Personal and Commercial Banking due to higher TD Ameritrade insured deposit account balances. The value of deposits in U.S. Personal and Commercial Banking decreased by $4 billion due to the translation effect of a stronger Canadian dollar.

Other liabilities increased $13 billion primarily due to an increase in derivative liabilities in Wholesale Banking.

Shareholders’ equity was $47 billion as at October 31, 2011, an increase of $5 billion, or 11% from October 31, 2010. The net increase was comprised primarily of a $3 billion increase in retained earnings and a $2 billion increase in common share capital, reflecting new common share issuance in connection with the MBNA Canada acquisition, the dividend reinvestment plan and the exercise of stock options.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	38

GROUP FINANCIAL CONDITION
Balance Sheet Review

AT A GLANCE OVERVIEW
•	Total assets were $811 billion as at October 31, 2012, an increase of $76 billion, or 10%, compared with October 31, 2011.

TABLE 29: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
	October 31, 2012	October 31, 2011
Trading loans, securities, and other	$94,531	$73,353
Available-for-sale securities	98,576	93,520
Securities purchased under reverse repurchase agreements	69,198	56,981
Loans (net of allowance for loan losses)	408,848	377,187
Deposits	487,754	449,428

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $811 billion as at October 31, 2012, an increase of $76 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $32 billion increase in loans (net of allowance for loan losses), a $29 billion increase in financial assets at fair value and a $12 billion increase in securities purchased under reverse repurchase agreements.

Financial assets at fair value increased $29 billion largely due to an increase in trading securities in Wholesale Banking.

Securities purchased under reverse repurchase agreements increased $12 billion driven by an increase in trade volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $32 billion primarily driven by increases in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking was due to growth in residential mortgages, the acquisition of MBNA Canada’s credit card portfolio and growth in business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to growth in residential mortgages, business and government loans and indirect auto loans.

Total liabilities were $762 billion as at October 31, 2012, an increase of $71 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $38 billion increase in deposits, a $23 billion increase in other liabilities and a $10 billion increase in financial liabilities at fair value.

Financial liabilities at fair value increased $10 billion largely due to an increase in trading deposits in Wholesale Banking.

Deposits increased $38 billion primarily due to an increase in personal non-term deposits in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking and an increase in business and government deposits across several segments.

Other liabilities increased $23 billion largely due to an increase in obligations related to securities sold under repurchase agreements and obligations related to securities sold short in Wholesale Banking.

Equity was $49 billion as at October 31, 2012, an increase of $5 billion, or 11%, from October 31, 2011 primarily due to retained earnings growth and higher common share capital due to additional common share issuances through the dividend reinvestment plan and the exercise of stock options.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	39

GROUP FINANCIAL CONDITION
Credit Portfolio Quality

AT A GLANCE OVERVIEW
•	Loans and acceptances net of allowance for loan losses was $416 billion, an increase of $31 billion compared with last year.
•	Impaired loans net of counterparty-specific and individually insignificant allowance was $2,100 million, an increase of $37 million compared with last year.
•	Provision for credit losses was $1,795 million, compared with $1,490 million in the prior year.
•	Total allowance for loan losses increased by $330 million to $2,644 million in 2012.

LOAN PORTFOLIO
Overall in 2012, the Bank’s credit quality remained stable despite uncertain economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. During 2012, the loans and acceptances portfolio continued to be diversified between personal, business and government exposures. The Bank increased its credit portfolio by $31 billion, or 8%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the acquisition of the MBNA Canada credit card portfolio.
The majority of the credit risk exposure is related to the loan and acceptances portfolio. However, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 32 to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK
The Bank’s loan portfolio continued to be dominated by Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit cards, representing 73% of net loans including acceptances, up from 72% in 2011. During the year, these portfolios increased by $26 billion, or 9%, and totalled $304 billion at year end. Residential mortgages represented 41% of the portfolio in 2012, up from 40% in 2011. Consumer instalment and other personal loans, and credit cards were 32% of total loans net of counterparty-specific and individually insignificant allowances in 2012, consistent with 2011.
The Bank’s business and government credit exposure was 25% of total loans net of counterparty-specific and individually insignificant allowances, in line with 2011. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2% of total loans and acceptances net of counterparty-specific and individually insignificant allowance for loan losses, respectively. Real estate was the leading U.S. sector of concentration and represented 3% of net loans, consistent with 2011.
Geographically, the credit portfolio remained concentrated in Canada. In 2012, the percentage of loans held in Canada was 76%, down from 77% in 2011. The largest Canadian exposure was in Ontario, which represented 64% of total loans net of counterparty-specific and individually insignificant allowance for loan losses for 2012, consistent with 2011.
The balance of the credit portfolio was predominantly in the U.S., which represented 22% of the portfolio, up from 19% in 2011 primarily due to volume growth in residential mortgages, consumer indirect auto and business and government loans. Exposures to debt securities classified as loans, acquired credit-impaired loans, and other geographic regions were limited. The largest U.S. exposures by state were in New Jersey and New York, each of which represented 4% of total loans net of counterparty-specific and individually insignificant allowances, consistent with 2011.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	40

TABLE 30: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR1
(millions of Canadian dollars, except as noted)
					Percentage of total
			2012	2011	2012	2011
		Counterparty-
		specific and
		individually
	Gross	insignificant	Net	Net
	loans	allowance	loans	loans
Canada
Residential mortgages	$154,247	$14	$154,233	$142,282	36.9%	36.8%
Consumer instalment and other personal
HELOC	64,753	21	64,732	65,518	15.5	16.9
Indirect Auto	13,965	23	13,942	13,581	3.3	3.5
Other	14,574	49	14,525	15,333	3.5	4.0
Credit card	14,236	71	14,165	8,042	3.4	2.1
Total personal	261,775	178	261,597	244,756	62.6	63.3
Real estate
Residential	12,477	15	12,462	10,730	3.0	2.8
Non-residential	7,252	2	7,250	5,898	1.7	1.5
Total real estate	19,729	17	19,712	16,628	4.7	4.3
Agriculture	3,238	1	3,237	2,749	0.8	0.7
Automotive	1,445	1	1,444	1,249	0.3	0.3
Financial	6,425	9	6,416	8,232	1.5	2.1
Food, beverage, and tobacco	1,074	1	1,073	1,043	0.3	0.3
Forestry	379	1	378	388	0.1	0.1
Government, public sector entities and education	4,786	2	4,784	4,210	1.1	1.1
Health and social services	3,329	2	3,327	2,960	0.8	0.8
Industrial construction and trade contractors	1,496	7	1,489	1,332	0.4	0.3
Metals and mining	775	5	770	634	0.2	0.2
Pipelines, oil, and gas	2,236	1	2,235	1,849	0.5	0.5
Power and utilities	1,184	–	1,184	1,082	0.3	0.3
Professional and other services	2,107	3	2,104	1,824	0.5	0.5
Retail sector	1,969	10	1,959	2,024	0.5	0.5
Sundry manufacturing and wholesale	1,650	6	1,644	1,491	0.4	0.4
Telecommunications, cable and media	1,022	18	1,004	908	0.2	0.2
Transportation	717	2	715	537	0.2	0.1
Other	2,236	3	2,233	2,511	0.5	0.7
Total business and government	55,797	89	55,708	51,651	13.3	13.4
Total Canada	317,572	267	317,305	296,407	75.9	76.7
United States
Residential mortgages	17,362	13	17,349	12,478	4.2	3.3
Consumer instalment and other personal
HELOC	10,122	21	10,101	9,630	2.4	2.5
Indirect Auto	13,466	3	13,463	9,739	3.2	2.5
Other	490	1	489	447	0.1	0.1
Credit card	1,097	12	1,085	880	0.3	0.2
Total personal	42,537	50	42,487	33,174	10.2	8.6
Real estate
Residential	3,015	18	2,997	3,064	0.7	0.8
Non-residential	9,999	34	9,965	9,404	2.4	2.4
Total real estate	13,014	52	12,962	12,468	3.1	3.2
Agriculture	275	–	275	229	0.1	0.1
Automotive	1,539	1	1,538	1,271	0.4	0.3
Financial	2,786	1	2,785	2,725	0.7	0.7
Food, beverage, and tobacco	1,322	1	1,321	1,227	0.3	0.3
Forestry	410	–	410	316	0.1	0.1
Government, public sector entities and education	2,992	1	2,991	2,389	0.7	0.6
Health and social services	5,634	3	5,631	4,269	1.3	1.1
Industrial construction and trade contractors	1,092	6	1,086	1,097	0.3	0.3
Metals and mining	1,000	1	999	893	0.2	0.2
Pipelines, oil, and gas	831	2	829	801	0.2	0.2
Power and utilities	1,116	–	1,116	968	0.3	0.3
Professional and other services	3,637	2	3,635	2,868	0.9	0.7
Retail sector	2,306	12	2,294	2,311	0.5	0.6
Sundry manufacturing and wholesale	3,057	2	3,055	2,626	0.7	0.7
Telecommunications, cable and media	1,182	7	1,175	1,049	0.3	0.3
Transportation	3,568	9	3,559	2,838	0.9	0.7
Other	1,420	1	1,419	1,357	0.3	0.4
Total business and government	47,181	101	47,080	41,702	11.3	10.8
Total United States	89,718	151	89,567	74,876	21.5	19.4
International
Personal	11	–	11	12	–	–
Business and government	2,653	–	2,653	3,520	0.6	0.9
Total international	2,664	–	2,664	3,532	0.6	0.9
Total excluding other loans	409,954	418	409,536	374,815	98.0	97.0
Other loans
Debt securities classified as loans	4,994	185	4,809	6,332	1.1	1.6
Acquired credit-impaired loans2	3,767	98	3,669	5,500	0.9	1.4
Total other loans	8,761	283	8,478	11,832	2.0	3.0
Total	$418,715	$701	$418,014	$386,647	100.0%	100.0%
Incurred but not identified allowance
Personal, business and government			1,788	1,496
Debt securities classified as loans			155	149
Total incurred but not identified allowance			1,943	1,645
Total, net of allowance			$416,071	$385,002
Percentage change over previous year – loans and acceptances, net of counterparty-specific and
individually insignificant allowances			8.11%	10.38%
Percentage change over previous year – loans and acceptances, net of allowance			8.07%	10.42%
1	Based on geographic location of unit responsible for recording revenue.
2	Includes all FDIC covered loans and other acquired credit-impaired loans.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	41

TABLE 31: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY GEOGRAPHY1
(millions of Canadian dollars, except as noted)
					Percentage of total
			2012	2011	2012	2011
		Counterparty-
		specific and individually
	Gross loans	insignificant allowance	Net loans	Net loans
Canada
Atlantic provinces	$3,069	$6	$3,063	$3,026	0.7%	0.8%
British Columbia2	16,535	21	16,514	16,326	3.9	4.2
Ontario2	268,471	185	268,286	248,050	64.2	64.2
Prairies2	21,255	22	21,233	21,168	5.1	5.5
Québec	8,242	33	8,209	7,837	2.0	2.0
Total Canada	317,572	267	317,305	296,407	75.9	76.7
United States
Carolinas (North and South)	3,261	2	3,259	1,686	0.8	0.4
Florida	4,573	6	4,567	2,635	1.1	0.7
New England3	25,964	73	25,891	23,201	6.2	6.0
New Jersey	15,059	33	15,026	12,034	3.6	3.1
New York	15,660	14	15,646	12,119	3.8	3.1
Pennsylvania	6,756	16	6,740	5,776	1.6	1.5
Other	18,445	7	18,438	17,425	4.4	4.6
Total United States	89,718	151	89,567	74,876	21.5	19.4
International
Europe	1,239	–	1,239	1,582	0.3	0.4
Other	1,425	–	1,425	1,950	0.3	0.5
Total international	2,664	–	2,664	3,532	0.6	0.9
Total excluding other loans	409,954	418	409,536	374,815	98.0	97.0
Other loans	8,761	283	8,478	11,832	2.0	3.0
Total	$418,715	$701	$418,014	$386,647	100.0%	100.0%
Incurred but not identified allowance			1,943	1,645
Total, net of allowance			$416,071	$385,002
Percentage change over previous year – loans and acceptances, net of
counterparty-specific and individually insignificant allowances for loan losses			2012	2011
Canada			7.1%	9.3%
United States			19.6	22.2
International			(24.6)	7.9
Other loans			(28.3)	(18.3)
Total			8.1%	10.4%
1	Based on geographic location of unit responsible for recording revenue.
2	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 32: LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars)
	Loans authorized		Amount outstanding
Loan amount	2012	2011	2012	2011
$0 – $24,999	$995	$1,095	$387	$425
$25,000 – $49,999	1,104	1,359	539	624
$50,000 – $99,999	2,129	2,340	1,140	1,258
$100,000 – $249,999	5,723	5,980	3,738	3,951
$250,000 – $499,999	7,145	7,092	5,070	5,046
$500,000 – $999,999	8,810	8,455	5,982	5,792
$1,000,000 – $4,999,999	28,138	26,584	17,409	16,074
Total1	$54,044	$52,905	$34,265	$33,170
1	Personal loans used for business purposes are not included in these totals.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	42

IMPAIRED LOANS
An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, gross impaired loans increased $25 million, or 1% over 2011. Gross impaired loan formations increased year over year by $646 million, primarily driven by the acquisition of the MBNA Canada credit card portfolio and reclassifications of certain past due accounts in Canada and performing loans in the U.S.
In Canada, net impaired loans increased by $118 million, or 13% in 2012 primarily due to an adjustment on certain past due home equity lines of credit accounts, and the acquisition of the MBNA Canada credit card portfolio. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated impaired loans net of counterparty-specific and individually insignificant allowances of $910 million, an increase of $74 million, or 9%, over 2011. Business and government loans generated $132 million in net impaired loans, an increase of $44 million, or 50%, over 2011. Business and government impaired loans were distributed across industry sectors.
In the U.S., net impaired loans decreased by $81 million, or 7% in 2012 primarily due to continued improvement in business and government loans offset by volume growth and one-time reclassifications of personal loans in line with regulatory guidance. Business and government loans generated $663 million in net impaired loans, a decrease of $233 million, or 26%, over 2011. Business and government impaired loans were highly concentrated in the real estate sector. Net impaired loan decreases across industry sectors in 2012 were due to improved credit quality. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated net impaired loans of $395 million, an increase of $152 million, or 63%, over 2011, due primarily to volume growth and one-time reclassifications of certain performing loans in line with regulatory guidance.
Geographically, 50% of total impaired loans net of counterparty-specific and individually insignificant allowances were generated in Canada and 50% in the U.S. Net impaired loans in Canada were concentrated in Ontario, which represented 24% of total net impaired loans, up from 20% in 2011. U.S. net impaired loans were concentrated in New Jersey and New York, representing 12% and 7% of net impaired loans, flat with 12% and 7% respectively, in 2011.

TABLE 33: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)
	2012	2011
Personal, business and government loans1,2
Balance at beginning of period	$2,493	$2,535
Additions	4,256	3,610
Return to performing status, repaid or sold	(2,261)	(2,015)
Write-offs	(1,969)	(1,629)
Foreign exchange and other adjustments	(1)	(8)
Balance at end of period	$2,518	$2,493
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 7 to the 2012 Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 7 to the 2012 Consolidated Financial Statements.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	43

TABLE 34: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR1,2,3
(millions of Canadian dollars, except as noted)
					Percentage of total
	2012			2011	2012	2011
		Counterparty-
		specific and
	Gross	individually	Net	Net
	impaired	insignificant	impaired	impaired
	loans	allowances	loans	loans
Canada
Residential mortgages4	$479	$14	$465	$596	22.1%	28.9%
Consumer instalment and other personal
HELOC	327	21	306	180	14.6	8.6
Indirect Auto	37	23	14	16	0.7	0.8
Other	79	49	30	26	1.4	1.3
Credit card	166	71	95	18	4.5	0.9
Total personal	1,088	178	910	836	43.3	40.5
Real estate
Residential	30	15	15	13	0.7	0.6
Non-residential	3	2	1	6	0.1	0.3
Total real estate	33	17	16	19	0.8	0.9
Agriculture	5	1	4	5	0.2	0.2
Automotive	3	1	2	1	0.1	0.1
Financial	30	9	21	1	1.0	0.1
Food, beverage, and tobacco	3	1	2	1	0.1	0.1
Forestry	5	1	4	–	0.2	–
Government, public sector entities and education	4	2	2	3	0.1	0.1
Health and social services	19	2	17	1	0.8	0.1
Industrial construction and trade contractors	13	7	6	7	0.3	0.3
Metals and mining	6	5	1	3	0.1	0.1
Pipelines, oil, and gas	2	1	1	2	0.1	0.1
Professional and other services	7	3	4	3	0.2	0.1
Retail sector	32	10	22	21	1.0	1.0
Sundry manufacturing and wholesale	14	6	8	14	0.3	0.7
Telecommunications, cable and media	37	18	19	1	0.9	0.1
Transportation	2	2	–	1	–	0.1
Other	6	3	3	5	0.1	0.2
Total business and government	221	89	132	88	6.3	4.3
Total Canada	1,309	267	1,042	924	49.6	44.8
United States
Residential mortgages	200	13	187	161	8.9	7.8
Consumer instalment and other personal
HELOC	200	21	179	73	8.5	3.6
Indirect Auto	27	3	24	6	1.2	0.3
Other	3	1	2	–	0.1	–
Credit card	15	12	3	3	0.1	0.1
Total personal	445	50	395	243	18.8	11.8
Real estate
Residential	151	18	133	250	6.3	12.1
Non-residential	225	34	191	282	9.1	13.7
Total real estate	376	52	324	532	15.4	25.8
Agriculture	2	–	2	4	0.1	0.2
Automotive	16	1	15	20	0.7	1.0
Financial	7	1	6	16	0.3	0.8
Food, beverage, and tobacco	8	1	7	6	0.3	0.3
Forestry	1	–	1	1	0.1	0.1
Government, public sector entities and education	4	1	3	7	0.1	0.3
Health and social services	29	3	26	50	1.2	2.4
Industrial construction and trade contractors	46	6	40	34	1.9	1.6
Metals and mining	27	1	26	10	1.2	0.5
Pipelines, oil, and gas	6	2	4	–	0.2	–
Power and utilities	–	–	–	6	–	0.3
Professional and other services	39	2	37	39	1.8	1.9
Retail sector	82	12	70	90	3.4	4.3
Sundry manufacturing and wholesale	48	2	46	22	2.2	1.1
Telecommunications, cable and media	17	7	10	6	0.5	0.3
Transportation	41	9	32	46	1.5	2.2
Other	15	1	14	7	0.7	0.3
Total business and government	764	101	663	896	31.6	43.4
Total United States	1,209	151	1,058	1,139	50.4	55.2
International
Business and government	–	–	–	–	–	–
Total international	–	–	–	–	–	–
Total2,3	$2,518	$418	$2,100	$2,063	100.0%	100.0%
Net impaired loans as a % of common equity			4.76%	5.27%
1	Based on geographic location of unit responsible for recording revenue.
2
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 7 to the 2012 Consolidated Financial Statements.

3
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 7 to the 2012 Consolidated Financial Statements.

4
Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million) and amortized cost of $8,312 million at October 31, 2012 (October 31, 2011 – $5,076 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	44

TABLE 35: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES FOR LOAN LOSSES BY GEOGRAPHY1,2
(millions of Canadian dollars, except as noted)
					Percentage of total
			2012	2011	2012	2011
		Counterparty-
		specific and
	Gross	individually	Net	Net
	impaired	insignificant	impaired	impaired
	loans	allowances	loans	loans
Canada
Atlantic provinces	$32	$6	$26	$23	1.3%	1.1%
British Columbia3	223	21	202	159	9.6	7.7
Ontario3	694	185	509	412	24.2	20.0
Prairies3	207	22	185	219	8.8	10.6
Québec	153	33	120	111	5.7	5.4
Total Canada4	1,309	267	1,042	924	49.6	44.8
United States
Carolinas (North and South)	25	2	23	8	1.1	0.4
Florida	44	6	38	45	1.8	2.2
New England5	442	73	369	386	17.6	18.7
New Jersey	285	33	252	250	12.0	12.1
New York	151	14	137	134	6.5	6.5
Pennsylvania	107	16	91	167	4.4	8.1
Other	155	7	148	149	7.0	7.2
Total United States4	1,209	151	1,058	1,139	50.4	55.2
Total1	$2,518	$418	$2,100	$2,063	100.0%	100.0%
Net impaired loans as a % of net loans6			0.52%	0.56%
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 7 to the 2012 Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 7 to the 2012 Consolidated Financial Statements.

3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4
Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million) and amortized cost of $8,312 million at October 31, 2012 (October 31, 2011 – $5,076 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

5	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
6	Includes customers’ liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES
Total allowance for credit losses consists of counterparty-specific and collectively assessed allowances. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb all credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Counterparty-specific Allowance
The Bank establishes counterparty-specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on the discounting of expected future cash flows. Counterparty-specific allowances for loan losses are established to reduce the book value of loans to their estimated realizable amounts.
During 2012, counterparty-specific allowances decreased by $11 million, or 3%, resulting in a total counterparty-specific allowance of $386 million. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, counterparty-specific allowance decreased by $18 million, or 10% from the prior year.

Collectively assessed allowance for individually insignificant impaired loans
Individually insignificant loans, such as the Bank’s personal and small business banking loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.
During 2012, collectively assessed allowance for individually insignificant impaired loans increased by $43 million, or 16%, resulting in a total collectively assessed allowance for individually insignificant impaired loans of $317 million. Excluding FDIC covered loans and other acquired credit–impaired loans, collectively assessed allowance for individually insignificant impaired loans increased by $6 million, or 2% from the prior year.

Collectively assessed allowance for incurred but not identified credit losses
The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified allowance for credit losses is reviewed on a quarterly basis using credit risk models and management’s judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.
For the non-retail portfolio, allowances are estimated using borrower specific information. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower’s risk rating, and the committed amount of the facility. For the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and forecasted balances. Recovery data models are used in the management of Canadian retail portfolios and are validated against historical experience.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	45

At October 31, 2012 the collectively assessed allowance for incurred but not identified loan losses was $1,943 million, up from $1,645 million at October 31, 2011. Excluding debt securities classified as loans collectively assessed allowance for incurred but not identified loan losses increased by $292 million, or 20% from the prior year primarily due to the acquisition of the MBNA credit card portfolio.
The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank’s recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the year ended October 31, 2012, certain refinements, not material individually or in aggregate, were made to the methodology, and the resulting net reduction was included as an item of note. Allowance for credit losses are more fully described in Note 7 to the Consolidated Financial Statements.

PROVISION FOR CREDIT LOSSES
The provision for credit losses is the amount charged to income to bring the total allowance for credit losses, including both counterparty-specific and collectively assessed allowances, to a level that management considers adequate to absorb all credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries in the year.
The Bank recorded total provision for credit losses of $1,795 million in 2012, compared with a total provision of $1,490 million in 2011. This amount comprised $1,575 million of counterparty-specific and individually insignificant provisions and $220 million in collectively assessed incurred but not identified provisions. Total provision for credit losses as a percentage of net average loans and acceptances increased to 0.45% from 0.42% in 2011 primarily due to the acquisition of the MBNA Canada credit card portfolio.
In Canada, residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $731 million, a decrease of $34 million, or 4%, over 2011. Business and government loans required counterparty-specific and individually insignificant provisions of $105 million, an increase of $47 million, or 81%, over 2011. Business and government counterparty-specific and individually insignificant provisions were distributed across all industry sectors.
In the U.S., residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $319 million, an increase of $105 million, or 49%, over 2011. Business and government loans required counterparty-specific and individually insignificant provisions of $300 million, an increase of $48 million, or 19%, over 2011. Similar to impaired loans, business and government counterparty-specific and individually insignificant provisions were highly concentrated in the real estate sector. The increase in allowance for credit losses is partially due to a provision of $54 million related to Superstorm Sandy.
Geographically, 53% of counterparty-specific and individually insignificant provisions were attributed to Canada and 39% to the U.S. Canadian counterparty-specific provisions were concentrated in Ontario, which represented 39% of total counterparty-specific provisions, down from 43% in 2011. U.S. counterparty-specific provisions were concentrated in New Jersey and New York, representing 6% and 5% of total counterparty-specific provisions, compared to 8% and 4% respectively in 2011.
Table 36 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 36: PROVISION FOR CREDIT LOSSES1
(millions of Canadian dollars)
	2012	2011
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$447	$421
Provision for credit losses – individually insignificant	1,415	1,298
Recoveries	(287)	(264)
Total provision for credit losses for counterparty-specific and individually insignificant	1,575	1,455
Provision for credit losses – incurred but not identified
Canadian Personal and Commercial Banking and Wholesale Banking	183	–
U.S. Personal and Commercial Banking	37	32
Other	–	3
Total provision for credit losses – incurred but not identified	220	35
Provision for credit losses	$1,795	$1,490
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	46

TABLE 37: PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR1
(millions of Canadian dollars, except as noted)
			Percentage of total
	2012	2011	2012	2011
Provision for credit losses – counterparty-specific and individually insignificant
Canada
Residential mortgages2	$10	$11	0.6%	0.8%
Consumer instalment and other personal
HELOC	21	13	1.3	0.9
Indirect Auto	131	136	8.3	9.3
Other	261	283	16.6	19.5
Credit card	308	322	19.6	22.1
Total personal	731	765	46.4	52.6
Real estate
Residential	12	(6)	0.8	(0.4)
Non-residential	2	2	0.1	0.1
Total real estate	14	(4)	0.9	(0.3)
Agriculture	2	–	0.1	–
Automotive	4	2	0.2	0.1
Financial	6	1	0.4	0.1
Food, beverage, and tobacco	1	5	0.1	0.4
Forestry	1	–	0.1	–
Government, public sector entities and education	–	2	–	0.1
Health and social services	1	–	0.1	–
Industrial construction and trade contractors	13	13	0.8	0.9
Metals and mining	6	(1)	0.4	(0.1)
Pipelines, oil and gas	–	(3)	–	(0.2)
Professional and other services	8	11	0.5	0.8
Retail sector	16	24	1.0	1.6
Sundry manufacturing and wholesale	8	–	0.5	–
Telecommunications, cable and media	19	(2)	1.2	(0.1)
Transportation	3	7	0.2	0.5
Other	3	3	0.2	0.2
Total business and government	105	58	6.7	4.0
Total Canada	836	823	53.1	56.6
United States
Residential mortgages	22	17	1.4	1.2
Consumer instalment and other personal
HELOC	93	59	5.9	4.0
Indirect Auto	111	41	7.1	2.8
Other	48	49	3.0	3.4
Credit card	45	48	2.9	3.3
Total personal	319	214	20.3	14.7
Real estate
Residential	72	70	4.6	4.8
Non-residential	66	60	4.2	4.1
Total real estate	138	130	8.8	8.9
Agriculture	1	–	0.1	–
Automotive	3	1	0.2	0.1
Financial	22	8	1.4	0.5
Food, beverage, and tobacco	5	1	0.3	0.1
Government, public sector entities and education	7	1	0.4	0.1
Health and social services	7	4	0.4	0.3
Industrial construction and trade contractors	19	22	1.2	1.5
Metals and mining	3	9	0.2	0.6
Pipelines, oil and gas	1	(18)	0.1	(1.3)
Power and utilities	2	3	0.1	0.2
Professional and other services	6	25	0.4	1.7
Retail sector	26	20	1.7	1.4
Sundry manufacturing and wholesale	21	7	1.3	0.5
Telecommunications, cable and media	8	4	0.5	0.3
Transportation	18	9	1.1	0.6
Other	13	26	0.8	1.8
Total business and government2	300	252	19.0	17.3
Total United States	619	466	39.3	32.0
Total excluding other loans	1,455	1,289	92.4	88.6
Other loans
Debt securities classified as loans	6	85	0.4	5.8
Acquired credit-impaired loans3	114	81	7.2	5.6
Total other loans	120	166	7.6	11.4
Total provision for credit losses – counterparty-specific and individually insignificant	$1,575	$1,455	100.0%	100.0%
Provision for credit losses – incurred but not identified
Personal, business and government	214	45
Debt securities classified as loans	6	(10)
Total provision for credit losses – incurred but not identified	220	35
Total provision for credit losses	$1,795	$1,490
1	Based on geographic location of unit responsible for recording revenue.
2
Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million) and amortized cost of $8,312 million at October 31, 2012 (October 31, 2011 – $5,076 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

3	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	47

TABLE 38: PROVISION FOR CREDIT LOSSES BY GEOGRAPHY1
(millions of Canadian dollars, except as noted)
			Percentage of total
	2012	2011	2012	2011
Canada
Atlantic provinces	$23	$23	1.3%	1.5%
British Columbia2	55	53	3.0	3.6
Ontario2	616	631	34.3	42.3
Prairies2	72	66	4.0	4.4
Québec	70	50	3.9	3.4
Total Canada3	836	823	46.5	55.2
United States
Carolinas (North and South)	12	11	0.7	0.7
Florida	17	31	0.9	2.1
New England4	208	147	11.6	9.9
New Jersey	92	111	5.1	7.4
New York	75	65	4.2	4.4
Pennsylvania	73	52	4.1	3.5
Other	142	49	7.9	3.3
Total United States3	619	466	34.5	31.3
International
Other	–	–	–	–
Total international	–	–	–	–
Total excluding other loans	1,455	1,289	81.0	86.5
Other loans	120	166	6.7	11.2
Total counterparty-specific and individually insignificant provision	1,575	1,455	87.7	97.7
Incurred but not identified provision	220	35	12.3	2.3
Total provision for credit losses	$1,795	$1,490	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances5
Canada
Residential mortgages	0.01%	0.01%
Credit card, consumer instalment and other personal	0.67	0.74
Business and government	0.21	0.13
Total Canada	0.27	0.30
United States
Residential mortgages	0.15	0.16
Credit card, consumer instalment and other personal	1.30	1.16
Business and government	0.67	0.66
Total United States	0.75	0.71
International	–	–
Total excluding other loans	0.37	0.37
Other loans	1.18	1.34
Total counterparty-specific and individually insignificant provision	0.39	0.41
Incurred but not identified provision	0.06	0.01
Total provision for credit losses as a % of average net loans and acceptances	0.45%	0.42%
1	Based on geographic location of unit responsible for recording revenue.
2	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3
Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million) and amortized cost of $8,312 million at October 31, 2012 (October 31, 2011 – $5,076 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5	Includes customers’ liability under acceptances.

Non-Prime Loans
As at October 31, 2012, the Bank had approximately $2.3 billion gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 5% on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	48

TABLE 39: EXPOSURE TO EUROPE
(millions of Canadian dollars)
1) Total Net Exposure by Country and Counterparty											October 31, 2012
	Loans and Commitments1				Derivatives, Repos and Securities Lending2				Trading and Investment Portfolio3,4				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure5
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$4	$4	$–	$–	$–	$–	$4
Italy	–	97	–	97	–	–	3	3	17	2	19	38	138
Ireland	–	–	–	–	–	–	66	66	–	–	1	1	67
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	70	–	48	118	14	–	19	33	11	1	203	215	366
Total GIIPS	$70	$97	$48	$215	$14	$–	$95	$109	$28	$3	$223	$254	$578
Rest of Europe
France	393	–	24	417	115	366	779	1,260	54	1,690	163	1,907	3,584
Germany	659	185	80	924	262	1,167	816	2,245	124	3,929	50	4,103	7,272
Netherlands	369	–	260	629	283	25	460	768	53	4,721	1,294	6,068	7,465
Sweden	–	–	4	4	–	–	80	80	1	380	401	782	866
Switzerland	529	–	76	605	–	–	969	969	31	–	297	328	1,902
United Kingdom	1,439	483	216	2,138	476	73	2,466	3,015	101	64	4,726	4,891	10,044
Other6	15	59	25	99	32	189	323	544	13	2,002	165	2,180	2,823
Rest of Europe	$3,404	$727	$685	$4,816	$1,168	$1,820	$5,893	$8,881	$377	$12,786	$7,096	$20,259	$33,956
Total Europe	$3,474	$824	$733	$5,031	$1,182	$1,820	$5,988	$8,990	$405	$12,789	$7,319	$20,513	$34,534

											October 31, 2011
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$3	$3	$–	$–	$1	$1	$4
Italy	–	–	–	–	–	–	14	14	6	217	1	224	238
Ireland	–	–	–	–	9	–	64	73	10	17	4	31	104
Portugal	–	–	–	–	–	–	3	3	3	–	–	3	6
Spain	69	–	84	153	12	–	44	56	18	188	273	479	688
Total GIIPS	$69	$–	$84	$153	$21	$–	$128	$149	$37	$422	$279	$738	$1,040
Rest of Europe
France	375	–	8	383	96	148	635	879	60	1,964	394	2,418	3,680
Germany	451	–	95	546	206	1,192	650	2,048	140	3,060	84	3,284	5,878
Netherlands	414	–	257	671	181	–	430	611	27	5,128	1,386	6,541	7,823
Sweden	35	–	10	45	–	–	54	54	2	1,039	813	1,854	1,953
Switzerland	400	–	24	424	–	–	765	765	5	381	245	631	1,820
United Kingdom	1,486	243	141	1,870	589	15	1,904	2,508	68	3,543	2,170	5,781	10,159
Other6	180	–	24	204	77	74	407	558	24	1,771	493	2,288	3,050
Rest of Europe	$3,341	$243	$559	$4,143	$1,149	$1,429	$4,845	$7,423	$326	$16,886	$5,585	$22,797	$34,363
Total Europe	$3,410	$243	$643	$4,296	$1,170	$1,429	$4,973	$7,572	$363	$17,308	$5,864	$23,535	$35,403
1	Exposures are presented net of impairment charges, where applicable. There were no impairment charges for European exposures as at October 31, 2012 or October 31, 2011.
2
Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $0.9 billion (October 31, 2011 – $2.3 billion) for GIIPS and $31.6 billion (October 31, 2011 – $19.0 billion) for the rest of Europe. Derivatives are presented as net exposures where there is an ISDA master netting agreement.

3	Trading Portfolio exposures are net of eligible short positions. Deposits of $2.6 billion (October 31, 2011 – $2.5 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at October 31, 2012 and October 31, 2011.
5	The reported exposures do not include $0.3 billion (October 31, 2011 – $0.2 billion) of protection the Bank purchased via credit default swaps.
6	Other European exposure is distributed across 11 countries, each of which has a net exposure below $1.0 billion as at October 31, 2012 and October 31, 2011.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	49

2) Gross European Lending Exposure by Country
(millions of Canadian dollars)
	October 31, 2012
	Loans and Commitments
Country	Direct1	Indirect2	Total
GIIPS
Greece	$–	$–	$–
Italy	97	–	97
Ireland	–	–	–
Portugal	–	–	–
Spain	26	92	118
Total GIIPS	$123	$92	$215
Rest of Europe
France	42	375	417
Germany	346	578	924
Netherlands	32	597	629
Sweden	–	4	4
Switzerland	119	486	605
United Kingdom	641	1,497	2,138
Other	72	27	99
Rest of Europe	$1,252	$3,564	$4,816
Total Europe	$1,375	$3,656	$5,031

		October 31, 2011
GIIPS
Greece	$–	$–	$–
Italy	–	–	–
Ireland	–	–	–
Portugal	–	–	–
Spain	30	123	153
Total GIIPS	$30	$123	$153
Rest of Europe
France	6	377	383
Germany	32	514	546
Netherlands	43	628	671
Sweden	–	45	45
Switzerland	54	369	423
United Kingdom	393	1,478	1,871
Other	108	96	204
Rest of Europe	$636	$3,507	$4,143
Total Europe	$666	$3,630	$4,296
1	Includes funded loans and banker's acceptances.
2	Includes undrawn commitments and letters of credit.

Of the Bank’s European exposure, approximately 97% is to counterparties in countries rated AAA by either Moody’s or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.
In addition to the European exposure identified above, the Bank also has $3.6 billion of direct exposure to Supranational entities with European sponsorship, and the following indirect exposure: $493 million of European collateral from non-European counterparties related to repo and securities lending transactions that are margined daily; $53 million of European collateral relating to exposure to a Special Purpose Vehicle that has been in run-off since 2008; and $20 million invested in European diversified investment funds.
As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	50

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS (ACI)
ACI loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.
   ACI loans were acquired through the South Financial acquisition, the FDIC-assisted acquisitions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, the Chrysler Financial acquisition, and the acquisition of the MBNA Canada credit card portfolio. The following table presents the unpaid principal balance, carrying value, allowance for counterparty-specific credit losses, allowance for individually insignificant credit losses and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at October 31, 2012.

TABLE 40: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars)
					October 31, 2012
			Allowance for	Allowance for
	Unpaid		counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance1	value	credit losses	credit losses	allowance	balance
FDIC-assisted acquisitions	$1,070	$1,002	$5	$54	$943	88.1%
South Financial	2,719	2,519	26	12	2,481	91.2
Other2	283	246	–	1	245	86.6
Total ACI loan portfolio	$4,072	$3,767	$31	$67	$3,669	90.1%

					October 31, 2011
FDIC-assisted acquisitions	$1,452	$1,347	$8	$22	$1,317	90.7%
South Financial	4,117	3,695	22	5	3,668	89.1
Chrysler Financial	540	518	–	3	515	95.4
Total ACI loan portfolio	$6,109	$5,560	$30	$30	$5,500	90.0%
1	Represents contractual amount owed net of charge-offs since inception of loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and MBNA Canada.

During the year ended October 31, 2012, the Bank recorded $114 million of provision for credit losses on ACI loans. The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 41: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars)
	October 31, 2012		October 31, 2011
	Unpaid principal balance1		Unpaid principal balance1
Past due contractual status
Current and less than 30 days past due	$3,346	82.2%	$5,061	82.8%
30–89 days past due	182	4.5	237	3.9
90 or more days past due	544	13.3	811	13.3
Total ACI loans	$4,072	100.0%	$6,109	100.0%

Geographic region
Florida	$2,079	51.0%	$2,834	46.4%
South Carolina	1,278	31.4	1,993	32.6
North Carolina	427	10.5	729	11.9
Other U.S./Canada	288	7.1	553	9.1
Total ACI loans	$4,072	100.0%	$6,109	100.0%
1	Represents contractual amount owed net of charge-offs since inception of loan.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses – counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank’s business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.
The allowance for losses that are incurred but not identified as at October 31, 2012 was US$156 million. The total provision for credit losses recognized in 2012 was US$12 million compared to US$51 million in 2011.
The following table presents the unpaid principal balance, carrying value, allowance for credit losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at October 31, 2012. As of October 31, 2012 the balance of the remaining acquisition-related incurred loss was US$315 million (2011 – US$420 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	51

TABLE 42: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars)
				October 31, 2012
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
Non-Agency CMOs	$3,357	$2,830	$340	$2,490	74.2%

				October 31, 2011
Non-Agency CMOs	$4,268	$3,568	$327	$3,241	75.9%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 14% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 43: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)
					October 31, 2012
		Alt-A	Prime Jumbo			Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
2003	$142	$160	$148	$152	$290	$312
2004	295	324	99	111	394	435
2005	538	582	170	178	708	760
2006	313	321	233	232	546	553
2007	478	515	230	242	708	757
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$1,766	$1,902	$880	$915	$2,646	$2,817
Less: allowance for incurred but not identified credit losses					156
Total					$2,490

					October 31, 2011
2003	$204	$215	$217	$222	$421	$437
2004	374	393	182	189	556	582
2005	621	648	309	311	930	959
2006	358	320	286	275	644	595
2007	548	501	292	299	840	800
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$2,105	$2,077	$1,286	$1,296	$3,391	$3,373
Less: allowance for incurred but not identified credit losses					150
Total					$3,241

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	52

GROUP FINANCIAL CONDITION
Capital Position

TABLE 44: CAPITAL STRUCTURE AND RATIOS1
(millions of Canadian dollars, except as noted)
	2012	2011
	Basel II	Basel II
Tier 1 capital
Common shares	$18,525	$18,301
Contributed surplus	196	281
Retained earnings	21,763	24,339
Fair value (gain) loss arising from changes in the institution's own credit risk	(2)	–
Net unrealized foreign currency translation gains (losses) on investment in
subsidiaries, net of hedging activities	(426)	(3,199)
Preferred shares2	3,394	3,395
Innovative instruments2	3,700	3,705
Adjustments for transition to measurement under IFRS	387	–
Net impact of eliminating one month reporting lag of U.S. entities3	–	(266)
Gross Tier 1 capital	47,537	46,556
Goodwill and intangibles in excess of 5% limit	(12,311)	(14,376)
Net Tier 1 capital	35,226	32,180
Securitization – gain on sales of mortgages	–	(86)
– other	(650)	(735)
50% shortfall in allowance4	(103)	(180)
50% substantial investments	(2,731)	(2,805)
Investment in insurance subsidiaries5	(753)	(4)
Net impact of eliminating one month reporting lag of U.S. entities3	–	133
Adjusted net Tier 1 capital	30,989	28,503
Tier 2 capital
Innovative instruments	26	26
Subordinated notes and debentures (net of amortization and ineligible)	11,198	11,253
Eligible collective allowance (re-standardized approach)	1,142	940
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	99	35
Securitization – other	(1,272)	(1,484)
50% shortfall in allowance4	(103)	(180)
50% substantial investments	(2,731)	(2,805)
Investment in insurance subsidiaries5	(753)	(1,443)
Net impact of eliminating one month reporting lag of U.S. entities3	–	133
Total Tier 2 capital	7,606	6,475
Total regulatory capital	$38,595	$34,978

Regulatory capital ratios3
Tier 1 capital ratio6	12.6%	13.0%
Total capital ratio6	15.7%	16.0%
Assets-to-capital multiple	18.0	17.2
1	Prior to 2012, the amounts are calculated based on Canadian GAAP.
2
In accordance with CICA Handbook Section 3860, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the Consolidated Balance Sheet. For regulatory capital purposes, these capital instruments have been grandfathered by OSFI and continue to be included in Tier 1 capital.

3
As at November 2011, the one month lag for Financial reporting has been eliminated. In previous months, for accounting purposes, the Bank’s investment in TD Ameritrade was translated using the month-end rate of TD Ameritrade’s reporting period, which was on a one month lag. For regulatory purposes only, the Bank’s investment in TD Ameritrade was translated using the period-end foreign exchange rate of the Bank.

4
When expected loss as calculated within the Internal Risk Based (IRB) approach exceeds total allowance for credit losses, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total allowance for credit losses, the difference is added to Tier 2 capital.

5
Based on OSFI advisory letter dated February 20, 2007, 100% of investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. The 50% from Tier 1 capital and 50% from Tier 2 capital deduction was deferred until 2012.

6	OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	53

THE BANK’S OBJECTIVES:
•	To be an appropriately capitalized financial institution as determined by:
– The Bank’s Risk Appetite Statement;
– Capital requirements defined by relevant regulatory authorities; and,
– The Bank’s internal assessment of capital requirements consistent with the Bank’s risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
– Insulate the Bank from unexpected events;
– Facilitate acquisitions;
– Support business expansion.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, holders of innovative capital instruments, and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital policy and management.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL
The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.
The Bank uses internal models to determine how much risk-based capital is required to support the enterprise’s risk and business exposures. Characteristics of these models are described in the ‘Managing Risk’ section. Within the Bank’s measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank’s chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.
Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk, market risk and operational risk, the Bank’s economic capital framework captures other material Pillar II risks including business risk, interest rate risk in the banking book and concentration risk.

REGULATORY CAPITAL
Basel II Capital Framework
The Bank complies with the OSFI guideline for calculating RWA and regulatory capital. This guideline is based on the International Convergence of Capital Measurement and Capital Standard – A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.
For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

Tier 1 Capital
Tier 1 capital was $31.0 billion as at October 31, 2012, up from $28.5 billion last year. The increase to Tier 1 capital was largely due to strong earnings. Capital management funding activities during the year included the common shares issuance of $1.2 billion under the dividend reinvestment plan and stock option exercises. The Bank adopted IFRS on November 1, 2011. OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS impact on Tier 1 capital is $1,937 million, of which $1,550 million is included as at October 31, 2012. Effective November 1, 2011, the Bank was also required to follow the new requirement to deduct insurance subsidiaries 50% from Tier 1 capital and 50% from Tier 2 capital.

Tier 2 Capital
Subsequent to year-end, on November 1, 2012, the Bank redeemed $2.5 billion of subordinated debentures, which qualified as Tier 2 regulatory capital. See Note 17 to the Bank’s Consolidated Financial Statements for more details.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	54

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices which help inform the Bank’s overall capital adequacy requirements.
The ICAAP is facilitated by Risk Management and is supported by numerous functional areas who together help determine the Bank's internal capital adequacy assessment. This assessment ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank’s internal view of required capital is appropriate for the Bank’s risks. Treasury and Balance Sheet Management determine the adequacy of the Bank’s available capital in relation to required capital.

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. As at October 31, 2012, the quarterly dividend was $0.77 per share, consistent with the Bank’s current target payout range of 40-50% of adjusted earnings. Cash dividends declared and paid during 2012 totalled $2.89 per share (2011 – $2.61). For cash dividends payable on the Bank’s preferred shares, see Notes 18 and 21 to the Consolidated Financial Statements. As at October 31, 2012, 916.1 million common shares were outstanding (2011 – 901.0 million). The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 21 to the Consolidated Financial Statements for further details on dividend restrictions.

CAPITAL RATIOS
Capital ratios are measures of financial strength and flexibility. The Bank’s capital ratios are calculated using OSFI’s guidelines which are based on the capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.
OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, risk-weighted assets (RWA) and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:
•	The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%
•	The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank’s Tier 1 and Total capital ratios were 12.6% and 15.7%, respectively, on October 31, 2012, compared with 13% and 16%, respectively, on October 31, 2011. The year-over-year changes were influenced by several factors, including the increase in RWA partially offset by the increase in capital described above in Tier 1. As at October 31, 2012, the Bank exceeded its internal medium-term target for Tier 1 capital.

RISK-WEIGHTED ASSETS
Based on Basel II, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

TABLE 45: RISK-WEIGHTED ASSETS – BASEL II1
(millions of Canadian dollars)
	2012	2011
Credit risk
Retail
Residential secured	$22,220	$19,119
Qualifying revolving retail	12,816	13,436
Other retail	38,175	35,143
Non-retail
Corporate	89,222	78,649
Sovereign	2,827	1,340
Bank	9,969	10,671
Securitization exposures	7,302	6,399
Equity exposures	1,148	1,081
Exposures subject to standardized or IRB approaches	183,679	165,838
Adjustment to IRB RWA for scaling factor	5,012	4,950
Other assets not included in standardized or IRB approaches	12,589	12,617
Total credit risk	201,280	183,405
Market risk
Trading book	12,033	5,083
Operational risk
Standardized approach	32,562	30,291
Total	$245,875	$218,779
1	Prior to Q1 2012, the amounts are calculated based on Canadian GAAP.

During the year, RWA increased $27.1 billion, primarily due to the following reasons: the Basel 2.5 changes related to market risk amendment, closing of the MBNA acquisition in the first quarter of 2012, and organic growth in the retail and commercial businesses in both Canada and the U.S.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	55

TABLE 46: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY1
(millions of shares/units, except as noted)
	October 31, 2012	October 31, 2011
	Number of	Number of
	shares/units	shares/units
Common shares outstanding2	916.1	901.0
Stock options
Vested	7.9	10.3
Non-vested	5.8	5.6
Series O	17.0	17.0
Series P	10.0	10.0
Series Q	8.0	8.0
Series R	10.0	10.0
Series S	10.0	10.0
Series Y	10.0	10.0
Series AA	10.0	10.0
Series AC	8.8	8.8
Series AE	12.0	12.0
Series AG	15.0	15.0
Series AI	11.0	11.0
Series AK	14.0	14.0
Total preferred shares – equity	135.8	135.8
Total preferred shares	135.8	135.8
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust II:
TD Capital Trust II Securities – Series 2012-1	350.0	350.0
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 18, 19, and 21 to the Bank’s Consolidated Financial Statements.
2	Common shares outstanding are presented net of common treasury shares.

FUTURE CHANGES IN BASEL
Basel III
In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as “Basel III”, the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.
In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features. Subsequently, OSFI issued an advisory in August 2011 directing that in order to comply with the NVCC requirements, effective January 1, 2013, non-common capital instruments in Canada will be required to have a full and permanent conversion feature into equity at the point of non-viability.
In November 2011, the BCBS published the final rules text on global systemically important banks (G-SIBs). Banks designated as G-SIBs will be required to hold 1% to 2.5% of additional capital above the Basel III Common Equity Tier 1 (CET1) requirement, phasing-in over four years beginning January 1, 2016. The methodology for the identification of G-SIBs uses an indicator-based approach consisting of five broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. G-SIBs will be required to meet additional requirements exclusively through common equity. The Financial Stability Board (FSB) announced 28 G-SIBs in its recent assessment. No Canadian banks were designated as a G-SIB. This list will be reassessed by the FSB annually.
In October 2012, the BCBS issued the final rules text on domestic systemically important banks (D-SIBs). The D-SIB framework takes a complementary perspective to the G-SIB rules by focusing on the impact that distressed or failed banks will have on the domestic economy. The document sets out a framework of principles for the assessment methodology and the higher loss absorbency requirements. The D-SIB document is principle-based, as such, OSFI has discretion (consistent with the BCBS document) to establish the D-SIB assessment methodology and calibrate the level of loss absorbency requirements. OSFI is expected to undertake D-SIB assessment for Canadian banks on a regular basis and may require a bank to hold higher minimum capital than prescribed in the Basel III rules.
In August 2012, OSFI issued a revised Capital Adequacy Requirements (CAR) Guideline for public comment, which incorporates the Basel III capital rules and will be effective in January 2013. The comment period ended on September 28, 2012. We do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements or OSFI’s CAR guideline, as currently drafted. The proposed guideline contains two methodologies for capital ratio calculation: (i) the “transitional” method; and (ii) the “all-in” method.
Under the “transitional” methodology, changes in capital treatment for certain items, as well as minimum capital ratio requirements, will be phased in over the period from 2013 to 2019. Based on our current understanding and assumptions, if we apply the “transitional” method as defined in the proposed guideline, we expect our CET1 ratio to be approximately 12.0% as at October 31, 2012.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	56

Under the “all-in” methodology, capital is defined to include all of the regulatory adjustments that will be required by 2019 while retaining the phase-out rules for non-qualifying capital instruments. Pursuant to the proposed guideline, OSFI expects all institutions to attain an “all-in” target CET1 ratio of at least 7% by the first quarter of 2013 and an “all-in” target total Tier 1 ratio of at least 8.5% and target Total capital ratio of at least 10.5% by the first quarter of 2014. Based on our current understanding and assumptions, we estimate the Bank’s pro forma CET1 ratio to be approximately 8.2% as at October 31, 2012, if the “all-in” methodology was applied.
The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and an 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required.
Based on our understanding of OSFI’s proposed guideline, we have met all capital adequacy requirements.
We believe that under Basel III all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD’s U.S. subsidiaries, will be disqualified as regulatory capital, subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, we expect to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As at October 31, 2012, there was $450 million in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding. TD’s expectation is subject to a number of risk factors and assumptions outlined in the Bank’s February 7, 2011 press release, which is available on the Bank’s website at www.td.com.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	57

GROUP FINANCIAL CONDITION
Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risk which are discussed in the “Managing Risk” section of this MD&A.
Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are consolidated by the Bank where the substance of the relationship between the Bank and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Bank’s exposure to the risks and rewards of the SPE. The potential consolidation of SPEs is assessed at inception of each entity, and has been revisited upon transition to IFRS. Additionally, the consolidation analysis is revisited at least quarterly if a change in circumstance would indicate that a reassessment is necessary. For example, this would occur if subsequent to the initial assessment the Bank appears to gain additional control or decision making power over the SPE, a reassessment is performed to determine whether the SPE is consolidated. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, automobile loans, credit card loans, and business and government loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated and consolidated SPEs, and non-SPE third parties are as follows:

TABLE 47: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR1
(millions of Canadian dollars)
	Significant		Significant
	unconsolidated SPEs		consolidated SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets2	interests2
				October 31, 2012
Residential mortgage loans	$21,176	$–	$–	$23,446	$–
Consumer instalment and other personal loans3,4	–	–	5,461	–	–
Business and government loans	79	–	–	2,388	53
Credit card loans	–	–	1,251	–	–
Total exposure	$21,255	$–	$6,712	$25,834	$53

				October 31, 2011
Residential mortgage loans	$21,953	$–	$–	$22,917	$–
Consumer instalment and other personal loans3,4	–	–	7,175	–	–
Business and government loans	95	–	–	2,311	52
Credit card loans	–	–	–	–	–
Total exposure	$22,048	$–	$7,175	$25,228	$52
1
Included in the table above are all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, including those that did not qualify for derecognition.

2
Retained interest relating to multi-unit residential and social housing mortgage loans were reclassified from residential mortgage loans to business and government loans. Securitized mortgages corresponding to these retained interests have also been included in business and government loans. These changes have been applied retroactively.

3	Included in personal loans as at October 31, 2012 are $361 million of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial (October 31, 2011 – $2,075 million).
4	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	58

Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2012, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans
The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at October 31, 2012, the SPEs issued $5.1 billion (2011 – $5.1 billion) of issued commercial paper outstanding and $0.3 billion (2011 – $1.8 billion) of issued notes outstanding. As at October 31, 2012, the Bank’s maximum potential exposure to loss for these conduits was $5.5 billion (2011 – $7.2 billion) of which $1.1 billion (2011 – $1.1 billion) of underlying consumer instalment and other personal loans was government insured.

Business and Government Loans
Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Credit Card Loans
The Bank securitizes credit card loans through an SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2012, the consolidated SPE had $1.3 billion of issued notes outstanding. As at October 31, 2012, the Bank’s maximum potential exposure to loss for this SPE was $1.3 billion. Prior to December 1, 2011, the Bank did not consolidate the SPE.

Securitization of Third Party Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2012 (October 31, 2011 – $5.5 billion). Further, as at October 31, 2012, the Bank has committed to provide an additional $2.2 billion (October 31, 2011 – $2.1 billion) in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets. As at October 31, 2012, the Bank also provided no deal-specific credit enhancement (October 31, 2011 – $17 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 48: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)
	October 31, 2012		October 31, 2011
	Exposure and	Expected	Exposure and	Expected
	Ratings profile of	weighted-	Ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA1	(years)2	AAA1	(years)2
Residential mortgage loans	$4,613	2.8	$2,215	2.9
Credit card loans	–	–	150	2.1
Automobile loans and leases	1,657	1.3	1,789	1.6
Equipment loans and leases	19	0.4	92	0.7
Trade receivables	1,221	1.7	1,223	2.7
Total exposure	$7,510	2.3	$5,469	2.4
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2012, the Bank held $128 million (October 31, 2011 – $790 million) of ABCP issued by Bank-sponsored multi-seller conduits within the trading loans, securities and other category on its Consolidated Balance Sheet.

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $500 million as at October 31, 2012 (October 31, 2011 – $349 million) of which nil (October 31, 2011 – nil) has been drawn. The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at October 31, 2012, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2012 and October 31, 2011 was not significant.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	59

COMMITMENTS
The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 30 to the Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 30 to the Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance credit commitments as at October 31, 2012 was not significant (October 31, 2011 – not significant).

GUARANTEES
In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 30 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	60

GROUP FINANCIAL CONDITION
Related-Party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES
The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

TABLE 49: LOANS TO KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES
(millions of Canadian dollars)	October 31	October 31
	2012	2011
Personal loans, including mortgages	$6	$12
Business loans	201	195
Total	$207	$207

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 25 and Note 29 to the 2012 Consolidated Financial Statements for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES
TD AMERITRADE

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members to TD Ameritrade’s Board of Directors including the Bank’s CEO and two independent directors of TD. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement
The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $834 million in 2012 (2011 – $762 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $60.3 billion in 2012 (2011 – $49.3 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 bps and is reimbursed for the cost of FDIC insurance premiums.
As at October 31, 2012, amounts receivable from TD Ameritrade were $129 million (October 31, 2011 – $97 million). As at October 31, 2012, amounts payable to TD Ameritrade were $87 million (October 31, 2011 – $84 million).

TRANSACTIONS WITH SYMCOR
The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year, the Bank paid $128 million (2011 – $139 million) for these services. As at October 31, 2012, the amount payable to Symcor was $10 million (October 31, 2011 – $12 million).
The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was un-drawn as at October 31, 2012 and October 31, 2011.

GROUP FINANCIAL CONDITION
Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans and derivative instruments, while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.
The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans and securities designated at fair value through profit or loss, securities classified as available-for-sale and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements, with the exception of those available-for-sale securities recorded at cost. Financial instruments classified as loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the “Critical Accounting Estimates” – Fair Value of Financial Instruments section of this MD&A. The use of financial instruments allows the Bank to earn profits in trading, interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this MD&A.

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RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this MD&A.

INDUSTRY FACTORS
General Business and Economic Conditions in the Regions in Which We Conduct Business
The Bank operates in Canada, the U.S., and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, consumer debt levels, government spending, exchange rates, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for the Bank’s loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in insurance and liability claims, all of which could adversely affect the Bank’s results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates
Currency rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank’s financial position (as a result of foreign currency translation adjustments) and its future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank’s investments and earnings in the U.S. may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank’s small business, commercial, and corporate clients in Canada.

Fiscal, Economic and Monetary Policies
The Bank’s earnings are affected by the fiscal, economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Deposit Insurance Corporation, and various other regulatory agencies both in these countries and internationally. The adoption of new fiscal, economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank’s profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, increased uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. Changes in fiscal, economic or monetary policies and in the financial markets, and their impact on the Bank, are beyond the Bank’s control and can be difficult to predict or anticipate.

Level of Competition
The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the quality and pricing of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank’s earnings. The Bank operates in a global environment and laws and regulations that apply to it may not universally apply to competitors in various jurisdictions creating an uneven playing field that may favour certain domestic institutions. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact the Bank’s earnings by reducing fee revenue and net interest income.

Changes in Laws and Regulations, and Legal Proceedings
Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide, impacting pricing and increasing the ability of competitors to compete with its products and services. In particular, the most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation.
The Bank, or its subsidiaries, is named as a defendant or is otherwise involved in various legal and regulatory proceedings, including class actions and other litigation or disputes with third parties. All of the Bank’s material legal and regulatory proceedings are disclosed in its Consolidated Financial Statements. These material pending proceedings include both customer transaction and fraud-related litigation. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank’s business, financial condition, results of operations, cash flows; require material changes in the Bank’s operations; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are subject to external approval, which may or may not be granted. Although the Bank establishes accruals for its litigation and regulatory matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, it is likely that the Bank will continue to experience significant litigation and regulatory proceedings related to its businesses and operations. For additional information relating to the Bank’s material legal proceedings see Note 30 to the Consolidated Financial Statements.
The following discussion relating to regulatory developments is not exhaustive and other developments, including the regulations and interpretations to be issued under the Dodd-Frank Act in the U.S., could also affect our results. The Bank is monitoring these developments and will take action to mitigate the impact on its business, where possible.

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Basel Committee on Banking Supervision Global Standards for Capital and Liquidity Reform (Basel III)
In response to the global financial crisis, the BCBS has been reviewing standards for capital and liquidity. The BCBS’s aim is to improve the banking sector’s ability to absorb shocks from financial and economic stress through more stringent capital requirements and new liquidity standards. Banks around the world are preparing to implement the new standards commonly referred to as Basel III in accordance with prescribed timelines. Based on our current understanding and assumptions, we estimate the Bank’s pro forma Common Equity Tier 1 ratio to be approximately 8.2% as at October 31, 2012, if the “all in” methodology as set out in OSFI’s proposed guideline was applied. Under “all-in” methodology, capital is defined to include all of the regulatory adjustments that will be required by 2019 while retaining the phase-out rules for non-qualifying capital instruments. Based on our current understanding of OSFI’s proposed guideline, we have met all capital adequacy requirements. As such, it is not anticipated that the Bank will need to make significant changes to its business operations or raise additional common equity to meet the Basel III requirements. For more detail on Basel III, see the “Future Changes in Basel” section of the fiscal 2012 MD&A.

Dodd-Frank Wall Street Reform and Consumer Protection Act
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Act that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Act will ultimately affect every financial institution operating in the U.S., including the Bank, and due to certain extraterritorial aspects of the Act, will impact the Bank’s operations outside the U.S., including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the U.S., the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized. The Bank continues to monitor closely the Dodd-Frank Act developments and will analyze the impact that such regulatory and legislative changes may have on its businesses.

Dodd-Frank Act – Volcker Rule
On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System (“FRB”), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission (“SEC”) jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule” or the “Rule”). The Commodity Futures Trading Commission (“CFTC”) issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the U.S. or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank’s businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.

Dodd-Frank Act – Durbin Amendment
The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin Amendment has impacted and is expected to continue to impact gross revenue by approximately US$50 - 60 million pre-tax per quarter. For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking Business segment disclosure in the “Business Segment Analysis” section of this document.

Payments System in Canada and the U.S.
Various developments may impact the payments system in Canada and the U.S. including the outcome of: challenges in Canada to certain payment card network rules (including the Honour All Cards and No Surcharge rules) before the Canadian Competition Tribunal, class actions in British Columbia, Ontario, Quebec and Saskatchewan against Canadian banks, Visa and MasterCard regarding the setting of interchange fees (and a proposed settlement of a similar multi-district class action in the United States), class actions in Quebec regarding the application of Quebec’s Consumer Protection Act to credit card practices of federal banks. These developments may also negatively impact the Bank’s current business practices and financial performance.

Over-the-Counter Derivatives Reform
Over-the-counter derivatives markets globally are facing profound changes in the capital regimes, national regulatory frameworks and market infrastructures in which they operate. One of the changes is that the Bank is required to clear over-the-counter derivatives through a central counterparty. Similar to the other Canadian banks’ wholesale banking businesses, the impact of these changes on TD Securities’ client and trading-related derivatives revenues is uncertain.
The Bank is monitoring international and Canadian developments and proposed reforms, and will take action to mitigate the impact on its business, where possible. The changes may result in significant systems changes, less flexible trading options, higher capital requirements, more stringent regulatory requirements along with some potential benefits as a result of reduced risk through central counterparty clearing.

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Accuracy and Completeness of Information on Customers and Counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by or on behalf of such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. The Bank’s financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with recognized accounting standards such as IFRS or GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and these changes may materially adversely affect the Bank’s results of operations and financial condition. Significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The Bank has transitioned from Canadian GAAP to IFRS, effective for interim and annual periods beginning in the first quarter of fiscal 2012. The transition to IFRS is described in Note 38 to the Bank’s Consolidated Financial Statements.

BANK SPECIFIC FACTORS

Adequacy of the Bank’s Risk Management Framework
The Bank’s risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. There can be no assurance that the Bank’s framework to manage risk, including such framework’s underlying assumptions and models, will be effective under all conditions and circumstances. If the Bank’s risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

New Products and Services to Maintain or Increase Market Share
The Bank’s ability to maintain or increase its market share depends, in part, on its ability to innovate and adapt products and services to evolving industry standards and develop and/or expand its distribution networks. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank’s net interest income and revenues from fee-based products and services, increase the Bank’s expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies by the Bank could require the Bank to make substantial expenditures to modify or adapt existing products and services without any guarantee that such technologies could be deployed successfully. These new technologies could be used in unprecedented ways by the increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, developing and expanding distribution channels, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other companies, including financial services companies, or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition, but it is possible that unanticipated factors could arise. There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration efforts. The Bank’s, or a subsidiary’s, ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, there would be an impact on the Bank’s financial performance and the Bank’s earnings could grow more slowly or decline.

Ability to Attract, Develop and Retain Key Executives
The Bank’s future performance depends to a large extent on the availability of qualified people and the Bank’s ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure
Third parties provide key components of the Bank’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions we process on a daily basis, the Bank is reliant on such third party provided services as well as its own information technology systems to successfully deliver its products and services.
Despite the Bank’s technology risk management program, contingency and resiliency plans and those of its third party service providers, the Bank’s information technology, internet, network access or other voice or data communication systems and services could be subject to failures or disruptions as a result of natural disasters, power or telecommunications disruptions, acts of terrorism or war, physical or electronic break-ins, or similar events or disruptions. Such failures, disruptions or breaches could adversely affect the Bank’s ability to deliver products and services to customers, damage the Bank’s reputation, and otherwise adversely affect the Bank’s ability to conduct business.

Changes to Our Credit Ratings
There can be no assurance that the Bank’s credit ratings and rating outlooks from rating agencies such as Moody’s Investors Service, Standard & Poor’s, Fitch Ratings, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank’s ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

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RISK FACTORS AND MANAGEMENT
Managing Risk

EXECUTIVE SUMMARY
Growing profitably in financial services involves selectively taking and managing risks within TD’s risk appetite.

TD’s Enterprise Risk Framework (ERF) reinforces TD’s risk culture, which emphasizes transparency and accountability, and provides stakeholders with a common understanding of how we manage risk. The ERF addresses: 1) the nature of the risks to TD’s business strategy and operations, 2) how TD defines the types of risk it is exposed to, 3) risk management governance, and 4) how TD manages risk through processes that identify, measure, assess, control and monitor risk. TD’s risk management resources and processes are designed to enable all our businesses to understand the risks they face and to manage them within TD’s risk appetite.

RISKS INVOLVED IN OUR BUSINESSES
TD’s Risk Inventory sets out TD’s major risk categories and related subcategories and identifies and defines a broad number of risks to which our businesses and operations could be exposed. This inventory facilitates consistent enterprise risk identification. It is the starting point in developing appropriate risk strategies and processes to manage TD’s exposure to key risks. TD’s major risk categories are: Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory and Legal Risk, Capital Adequacy Risk, and Reputational Risk.

RISK APPETITE
TD’s risk appetite statement is the primary means used to communicate how TD views risk and determines the risks it is willing to take. TD takes into account its mission, vision, guiding principles, strategy, as well as TD’s risk philosophy and capacity to bear risk in defining its risk appetite. TD’s Risk Appetite Statement is summarized as follows:

We take risks required to build our business, but only if those risks:
1.	Fit our business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

In applying its risk appetite, TD considers both current conditions in which it operates and the impact that emerging risks will have on TD’s strategy and risk profile. Adherence to enterprise risk appetite is managed and monitored across TD and is based on a broad collection of principles, policies, processes and tools, including risk appetite statements and related metrics for major risk categories and the business segments.
Risk Management is responsible for establishing practices and processes to formulate, report, monitor, and review the application of TD’s risk appetite and related metrics. The function also monitors and evaluates the effectiveness of these practices and metrics. Key metrics are reported regularly to senior management, the Board and the Risk Committee of the Board (Risk Committee). Other metrics are tracked on an ongoing basis by management, and escalated to senior management and at the Board level, as required. TD measures management’s performance against its risk appetite metrics; this is used as a key input into the compensation decision process.

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WHO MANAGES RISK
Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Under TD’s approach to risk governance, the business owns the risk that it generates and is responsible for assessing risk, designing and implementing controls and monitoring and reporting their ongoing effectiveness to safeguard TD from exceeding its risk appetite.

TD’s risk governance model includes a senior management committee structure to support transparent risk reporting and discussion with overall risk and control oversight provided by the Board and its committees (primarily the Audit and Risk Committees). The CEO and Senior Executive Team (SET) determine TD’s long-term direction within the Bank’s risk appetite and apply it to the businesses. Risk Management, headed by the Group Head and Chief Risk Officer (CRO), sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach for TD. The CRO, who is also a member of the SET, has direct access to the Risk Committee. TD also employs a “three lines of defence” model to describe the role of business segments, governance, risk and control groups, such as the Risk Management, anti-money laundering (AML) and Compliance functions, and Internal Audit in managing risk across TD. The following section provides an overview of the key roles and responsibilities involved in risk management and are depicted in the diagram below.

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The Board
The Board oversees TD’s strategic direction and the implementation of an effective risk management culture and internal control framework across the enterprise. It accomplishes its risk management mandate both directly and through its committees, including the Risk Committee of the Board and the Audit Committee. On an annual basis, the Board reviews and approves TD’s risk appetite statement and related metrics to ensure ongoing relevance and alignment with TD’s strategy.

The Risk Committee
The Risk Committee is responsible for reviewing and challenging TD’s Risk Appetite Statement prior to recommending for approval by the Board annually. The Committee oversees the management of TD’s risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews, challenges, and approves enterprise risk management policies that support compliance with TD’s risk appetite, and monitors the management of risks and risk trends.

The Audit Committee
The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant enterprise risk management processes and the activities of the Bank’s Global Anti-Money Laundering and Compliance groups.

CEO and SET
The CEO and the SET develop TD’s long-term strategic direction and also develop and recommend for Board approval TD’s risk appetite. The SET manage enterprise risk in accordance with TD’s risk appetite and consider the impact of emerging risks on TD’s strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees
The CEO, in consultation with the CRO, designates TD’s Executive Committees, which are chaired by the SET members. The Committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and related risk activities and practices.
The Enterprise Risk Management Committee (ERMC), chaired by the CEO, oversees the management of major enterprise governance, risk and control activities at TD and promotes an integrated and effective risk culture. Additional Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:
•
Asset / Liability and Capital Committee (ALCO) – chaired by the Group Head, Corporate Development, Enterprise Strategy, and Treasury, oversees directly and through its standing subcommittees the management of TD’s non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.

•	Operational Risk Oversight Committee – chaired by the CRO, oversees the strategic assessment of TD’s governance, control and operational risk structure.
•
Disclosure Committee – chaired by the Group Head, Finance and Chief Financial Officer, ensures that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.

•
Reputational Risk Committee – chaired by the CRO, oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications prior to implementation.

Risk Management
The Risk Management function, headed by the CRO, provides independent oversight of enterprise risk management, risk governance and control, and is responsible for establishing risk management strategy, policies and practices. Risk Management’s primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with TD’s risk appetite, and monitors and reports on existing and emerging risks and compliance with TD’s risk appetite. There is an established framework in place for the identification and assessment of emerging risks and there are clear procedures for when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments
Each business segment has an embedded risk management function that reports directly to a senior risk executive who in turn reports to the CRO. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment. Business management is responsible for recommending the business-level risk appetite and metrics, which are reviewed and challenged as necessary by Risk Management and endorsed by the ERMC and approved by the CEO, to align with TD’s risk appetite and manage risk within approved risk limits as set out in TD policies.

Internal Audit
TD’s audit function provides independent assurance to the Board of the effectiveness of risk management, control and governance processes employed to ensure compliance with TD’s risk appetite. Internal Audit reports on its evaluation to management and the Board.

Compliance
The Compliance group establishes risk-based programs and standards to proactively manage known and emerging compliance risk across TD by providing independent oversight and delivering operational control processes to comply with the applicable legislation and regulatory requirements.

AML
The Global AML group establishes a risk-based program and standards to proactively manage known and emerging AML compliance risk across TD. The AML group provides independent oversight and delivers operational control processes to comply with the applicable legislation and regulatory requirements.

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Treasury and Balance Sheet Management
The Treasury and Balance Sheet Management (TBSM) group manages, directs and reports on TD’s capital and investment positions, interest rate risk, and liquidity and funding risk and the market risks of TD’s non-trading bank activities. The Risk Management function oversees TBSM’s capital and investment activities.

Three Lines of Defence
In order to further the understanding of responsibilities for risk management, TD employs a “three lines of defence” model that describes the role of the businesses, governance, risk and control groups, and Internal Audit in managing risk across TD. The chart below describes the respective accountabilities of each line of defence at TD.

THREE LINES OF DEFENCE
FIRST LINE	BUSINESS & CORPORATE LINE ACCOUNTABILITIES
IDENTIFY AND CONTROL
•    Manages and identifies risk in day-to-day activities
•    Ensures activities are within TD’s risk appetite and risk management policies
•    Designs, implements and maintains effective internal controls
•    Implements risk based approval processes for all new products, activities, processes and systems
•   Monitors and reports on risk profile

SECOND LINE	GOVERNANCE, RISK & CONTROL GROUP ACCOUNTABILITIES
SET STANDARDS AND CHALLENGE
•    Establishes enterprise governance, risk and control strategies and practices
•    Provides oversight and independent challenge to the first line through review, inquiry and discussion
•    Develops and communicates governance, risk and control policies
•    Provides training, tools and advice to support policy and compliance
•    Monitors and reports on compliance with risk appetite and policies

THIRD LINE	INTERNAL AUDIT ACCOUNTABILITIES
INDEPENDENT ASSURANCE	• Verifies independently that TD’s ERF is operating effectively • Validates the effectiveness of the first and second lines of defence in fulfilling their mandates and managing risk

In support of a strong risk culture, TD applies the following principles to how it manages risks:
•	Enterprise-wide in Scope – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings, and all boundaries, both geographic and regulatory.
•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into TD’s daily routines, decision-making, and strategy.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES
TD’s approach to the risk management process is comprised of four basic components: identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment
Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives and emerging risks from the changing environment. TD’s objective is to establish and maintain its integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consideration of how risk types intersect, and support the identification of emerging risk.

Risk Measurement
The ability to quantify risks is a key component of TD’s risk management process. TD’s risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing and maximum credit exposure guidelines established by its regulators. Additionally, TD has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.
In quantifying risk, TD uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, provision for credit losses, peer comparisons, trending analysis, liquidity coverage, and capital adequacy metrics. TD also requires significant business segments and corporate oversight functions to assess their own key risks and internal controls annually through a structured Risk and Control Self-Assessment (RCSA) program. Internal and external risk events are monitored to assess whether TD’s internal controls are effective. This allows TD to identify, escalate, and monitor significant risk issues as needed.

Risk Control
TD’s risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits and delegated authorities which reflect TD’s risk appetite and risk tolerances.
TD’s approach to risk control also includes risk and capital assessments to appropriately capture key risks in TD’s measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Internal Capital Adequacy Assessment Process (ICAAP) and related economic capital practices. At TD, performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

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Risk Monitoring and Reporting
TD monitors and reports on risk levels on a regular basis against TD’s risk appetite and reports on risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. The ERMC, the Risk Committee, and the Board also receive annual and periodic reporting on enterprise wide stress testing and an annual update on TD’s ICAAP. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board as appropriate for new and emerging risk or any significant changes to the Bank’s risk profile.

Enterprise Stress Testing
Enterprise-wide stress testing at TD is part of the long-term strategic, financial, and capital planning exercise that helps understand and validate the risk appetite. TD’s Enterprise-wide stress testing program involves the development, application, and assessment of severe but plausible stress scenarios on earnings, capital, and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress testing engages senior management in each business segment, Finance, TBSM, Economics, and Risk Management. The results are reviewed by senior executives, incorporated in TD’s planning process and presented to the Risk Committee and the Board.

The following pages describe the key risks we face and how they are managed.

Strategic Risk
Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment.

WHO MANAGES STRATEGIC RISK
The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head, Corporate Development, Enterprise Strategy, and Treasury is charged with developing TD’s overall longer-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing strategies for their business areas (organic and via acquisitions) and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for monitoring, assessing, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD’s strategies and ensures that mitigating actions are taken where appropriate. The CEO reports to the Board on the implementation of TD’s strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK
The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business reviews. Our annual planning process considers individual segment strategies and key initiatives and ensures alignment between business-level and enterprise-level strategies. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained in its implementation. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, financial performance, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD’s risk appetite is reviewed by the ERMC in the normal course. Additionally, each material acquisition is assessed for its fit with our strategy and risk appetite in accordance with our Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	69

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS section 7, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2012 and 2011.

Credit Risk
Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between TD and other parties or financial institutions exposes TD to some degree of credit risk.
Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.
Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.
Each business segment’s credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management’s approval for material credit decisions.
Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.
The Risk Committee oversees the management of credit risk and annually approves major credit risk policies.

HOW WE MANAGE CREDIT RISK
The Bank’s Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes as well as limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with TD’s risk appetite for credit risk.
Risk Management centrally approves all credit risk policies and credit decisioning strategies, including policy and limit exception management guidelines, as well as the discretionary limits of officers throughout TD for extending lines of credit.
Limits are established to monitor and control country risk, industry risk, product, geographic and group exposure risks in the portfolios in accordance with enterprise-wide policies.
In our retail businesses, we use approved scoring techniques and standards in extending, monitoring and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, size of total bank relationship as well as external data such as credit bureau scores, to determine the amount of credit we are prepared to extend retail customers and estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Risk Management review to assess the effectiveness of credit decisions and risk controls as well as identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.
Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly and annual review requirements for credit exposures. The key parameters used in our credit risk models are monitored on an ongoing basis.
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of TD’s capital in that country. TD currently has credit exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.
As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We manage our risk using limits based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis and we regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry. We assign a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure.
We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as “entity risk”). All entity risk is approved by the appropriate decision-making authority using limits based on the entity’s borrower risk rating and for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.
From time-to-time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	70

The Basel II Framework
The objective of the Basel II Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.

Credit Risk and the Basel II Framework
We received approval from OSFI to use the Basel II Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:
•	We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•
We have received temporary waivers to use the Standardized Approach for our margin trading book, some small credit portfolios and the majority of our U.S. credit portfolios. Plans are in place to transition these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB Approach for credit risk, TD must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and we have sufficient resources to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized Approach
The Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio and plans are in place to transition to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, and Fitch to determine the appropriate risk weight for our exposures to Sovereigns (governments, central banks and certain public sector entities) and Banks (regulated deposit-taking institutions, securities firms and certain public sector entities).

We apply the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%1
Bank	20%1
Residential secured	35% or 75%2
Other retail (including small business entities)	75%
Corporate	100%
1    The risk weight may vary according to the external risk rating.
2    35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk weight of either 100% (residential secured) or 150% (all other).
For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Credit Risk Exposures subject to the AIRB Approach
The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the “Credit Risk and the Basel II Framework” section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.
TD’s credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign and bank. Under the AIRB approach, CMHC-insured mortgages are considered sovereign risk and therefore classified as Non-Retail.
    In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans including secured automobile loans, student lines of credit, and small business banking credit products).

Risk Parameters
Under the AIRB Approach, credit risk is measured using the following risk parameters: probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) – the amount of the loss TD would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) – the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures
We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex retail transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits.
We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. We have developed proprietary statistical models and decision strategies for each retail product portfolio based on ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.

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The following table maps PD ranges to risk levels:
Description	One-year PD range > – <=
Low risk	0.00% – 0.15%
Normal risk	0.15% – 1.10%
Medium risk	1.10% – 4.74%
High risk	4.74% –< 100%

Non-retail Exposures
We evaluate credit risk for non-retail exposures by rating for both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year.
   Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower’s competitive position, industry, financial performance, economic trends, management and access to funds. TD’s 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.
Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses.

Derivative Exposures
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. We use the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.
   We use various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as conduct stress tests to identify and quantify exposure to extreme events. We establish various limits including gross notional limits to manage business volumes and concentrations. We regularly assess market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Treasury Credit Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact our market risk and counterparty credit risk.
   TD actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.
   There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. We measure and manage specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved facility limits.
   As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2012, after taking into account risk mitigation strategies, TD does not have material derivative exposure to any counterparty considered higher risk as defined by management’s internal monitoring process. In addition, TD does not have a material credit risk valuation adjustment to any specific counterparty.

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Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:
•    Risk parameter estimates – PDs, EADs, and LGDs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•    Model performance – Estimates continue to be discriminatory, stable, and predictive.
•    Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•    Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.
Risk Management ensures that the credit risk rating system complies with TD’s Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to TD’s credit risk rating system.

Stress Testing
To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation
The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on TD’s own assessment of the borrower’s or counterparty’s credit quality and capacity to pay.
   In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory, fixed assets and automobiles. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across TD are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.
We also use collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.
In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.
From time-to-time, we may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, we only recognize irrevocable guarantees for Commercial and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.
TD makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties for which we have credit exposure.

Gross Credit Risk Exposure
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.
Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 50: GROSS CREDIT RISK EXPOSURE – STANDARDIZED AND AIRB APPROACHES1,2
(millions of Canadian dollars)
		October 31, 2012			October 31, 2011
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$22,463	$234,240	$256,703	$17,242	$161,116	$178,358
Qualifying revolving retail	–	43,173	43,173	–	42,736	42,736
Other retail	32,921	30,707	63,628	25,139	30,520	55,659
	55,384	308,120	363,504	42,381	234,372	276,753
Non-retail
Corporate	61,052	135,856	196,908	53,165	123,292	176,457
Sovereign	20,470	78,459	98,929	23,559	64,432	87,991
Bank	16,461	127,268	143,729	20,363	119,683	140,046
	97,983	341,583	439,566	97,087	307,407	404,494
Gross credit risk exposures	$153,367	$649,703	$803,070	$139,468	$541,779	$681,247
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.
2	For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.

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Other Credit Risk Exposures
Non-trading Equity Exposures
Our non-trading equity exposures are at a level that represents less than 5% of our combined Tier 1 and Tier 2 capital. As a result, we use OSFI-prescribed risk weights to calculate our RWA on non-trading equity exposures.

Securitization Exposures
For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s Investors Service, Standard & Poor’s, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.
   We use the Internal Assessment Approach (IAA) to manage the credit risk of our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated.
   Under the IAA, we consider all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s, S&P, Fitch and DBRS rating agencies. We also use expected loss models and policies to quantify and monitor the level of risk, and facilitate its management. Our IAA process includes our assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage we require for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class.
   All exposures are assigned an internal risk rating based on our assessment, which must be reviewed at least once per year. Our ratings reflect our assessment of risk of loss, consisting of the combined probability of default (PD) and loss given default (LGD) for each exposure. The ratings scale we use corresponds to the long term ratings scales used by the rating agencies.
   Our IAA process is subject to all the key elements and principles of our risk governance structure, and is managed in the same way as outlined in this Credit Risk section.
   We use the results of the IAA in all aspects of our credit risk management, including performance tracking, control mechanisms and management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Market risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for TD through careful management of our positions and inventories. In our  non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.
We comply with the Basel II market risk requirements as at October 31, 2012 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES
The four main trading activities that expose us to market risk are:

•
Market making – We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.

•	Sales – We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
•
Arbitrage – We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.

•	Positioning – We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Market Risk Control within Risk Management. There is a Market Risk and Capital Committee chaired by the Vice President, Market Risk and Model Development, and including Wholesale Banking senior management, which meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES
Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with TD’s Risk Appetite for trading market risk.

Trading Limits
We set trading limits that are consistent with the approved business strategy for each business and our tolerance for the associated market risk, aligned to TD’s market risk appetite. In setting limits, we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.
The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price, and volatility shift limits.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	74

Another primary measure of trading limits is VaR, which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.
At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR
TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with TD’s trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. TD values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
   IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is comprised of net interest income, trading income, and income from loans designated at fair value through profit or loss that are managed within a trading portfolio, and is reported on a taxable equivalent basis. For the fiscal year ended October 31, 2012, there were 34 days of trading losses and trading-related income was positive for 87% of the trading days. Losses in the fiscal year did not exceed VaR on any trading day.

Calculating Stressed VaR
In addition to VaR, TD also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the current period, Stressed VaR was calculated using the one-year period that began on February 4, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge
The incremental risk charge (IRC) is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. TD considers the issuer’s domicile and credit rating, as well as industry and single-name concentration effects, when assessing liquidity horizons. IRC is a part of regulatory capital requirements.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	75

TABLE 51: PORTFOLIO MARKET RISK MEASURES1
(millions of Canadian dollars)
	2012						2011
	As at	Average	High		Low		As at	Average	High	Low
Interest rate risk	$8.5	$8.6	$18.5		$5.3		$7.5	$6.5	$10.3	$4.0
Credit spread risk	2.5	7.4	14.7		2.2		9.0	8.8	12.2	4.7
Equity risk	3.2	3.5	6.2		1.6		4.1	5.3	9.4	3.8
Foreign exchange risk	1.1	2.3	7.4		0.4		1.3	3.0	5.4	1.3
Commodity risk	1.6	1.0	2.4		0.5		0.8	0.7	1.0	0.4
Idiosyncratic debt specific risk	15.2	23.7	39.4		13.9		21.3	20.3	26.1	13.4
Diversification effect2	(15.5)	(20.4)	N/M	3	N/M	3	(19.4)	(20.5)	N/A	N/A
Total Value-at-Risk	$16.6	$26.1	$41.1		$14.8		$24.6	$24.1	$29.0	$17.1
Stressed Value-at-Risk (one day)4	$28.4	$47.7	$77.6		$26.0		N/A	N/A	N/A	N/A
Incremental Risk Capital Charge (one year)4	$247.8	$273.3	$387.6		$178.3		N/A	N/A	N/A	N/A
1  Prior period results are reported in accordance with Canadian GAAP.
2  The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
3  Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
4  Effective for first quarter of 2012, the Bank implemented proposed changes to the Basel II market risk framework as required by the Office of the Superintendent of Financial Institutions Canada. As a result, the Bank began reporting two new measures, Stressed Value-at-Risk and Incremental Risk Capital Charge.

Average VaR increased by $2 million compared with the prior year. This was primarily due to an increase in interest rate risk and idiosyncratic credit spread risk. We started calculating Stressed VaR and IRC in the first quarter of 2012 so prior year comparables for these two measures are not available. We observed a decline in both Stressed VaR and IRC during 2012, mainly due to lower traded credit risk exposures.

Validation of VaR Model
TD uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or via analysis using internal or external data.

Stress Testing
Our trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 Canadian ABCP crisis, and the collapse of Lehman Brothers along with the ensuing credit crisis of fall 2008.
Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES
We are also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in our remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.
We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management
Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT
The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head Corporate Development, Strategy and Treasury, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS
When TD products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business segments engage in risk-taking activities only if they are productive.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	76

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net interest income contribution from our asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•  Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios.
•  Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
•  Developing and implementing strategies to stabilize net interest income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.
Interest rate risk exposure, after economic hedging activities, is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on the Bank. Two measures that are used are Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in net interest income over the next 12 months for an immediate and sustained 100 bps unfavourable interest rate shock. EaR measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next 12-month period and reflects how TD’s net interest income will change over that period as a result of the interest rate shock. EVaR is defined as the difference between the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future interest income.
To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and EaR exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rate does not become negative.
The model used to calculate EaR and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy or management actions in response to changes in market conditions.
TD’s policy sets overall limits on EVaR and EaR which are linked to capital and net interest income, respectively. These Board limits are set consistent with TD’s enterprise risk appetite and are periodically reviewed and approved by the Risk Committee of the Board. Exposures against Board limits are routinely monitored and reported, and breaches of these Board limits (if any) are escalated to both the Asset/Liability and Capital Committee and the Risk Committee of the Board.
In addition to Board policy limits, book-level risk limits are set for TBSM’s management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for EaR and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits (if any) are escalated to the Asset/Liability and Capital Committee in a timely manner.
We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objective is to generate stable interest income over time through disciplined asset/liability matching.
The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:
•  An assumed maturity profile for our core deposit portfolio.
•  Our targeted investment profile on our net equity position.
•  Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.
The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	77

TD uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2012, an immediate and sustained 100 basis point increase in interest rates would have decreased the economic value of shareholders’ equity by $161.8 million (2011 – $110.9 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $80.5 million (2011 – $ 201.9 million) after tax.

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 52: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY1
(millions of Canadian dollars)
	October 31, 2012			October 31, 2011
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$(14.5)	$(70.1)	$5.9	$(78.6)
U.S. dollar2	(147.3)	(10.4)	(116.8)	(123.3)
	$(161.8)	$(80.5)	$(110.9)	$(201.9)
1  Prior period results are reported in accordance with Canadian GAAP.
2  As at October 31, 2012, the EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2012 would have increased pre-tax net interest income by $225.1 million (2011 – $40.4 million decrease) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2012 would have decreased pre-tax net interest income by $187.9 million (2011 – $29.6 million increase) in the next 12 months. Over the last year, the reported EaR exposures have grown due to an increasing portion of permanent non-rate sensitive deposits being invested in a shorter term maturity profile. This is consistent with net interest income management strategies overseen by ALCO. Reported EaR remains consistent with the Bank’s risk appetite and within established board limits.

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where TD has material exposure.

TABLE 53: SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY1
(millions of Canadian dollars)
	October 31, 2012		October 31, 2011
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$171.8	$(171.8)	$(6.7)	$6.7
U.S. dollar2	53.3	(16.1)	(33.7)	22.9
	$225.1	$(187.9)	$(40.4)	$29.6
1  Prior period results are reported in accordance with Canadian GAAP.
2  As at October 31, 2012, the EaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	78

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net interest income and shareholders’ equity, and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported shareholders’ equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Available-for-sale Investment Portfolio
The Bank manages an available-for-sale securities portfolio as part of the overall asset and liability management process. The available-for-sale securities portfolio consists of two distinct populations, a Canadian mortgage backed securities portfolio that is backed by loans originated and subsequently securitized by the Bank and the investment portfolio that consists of securities purchased by the Bank. The Canadian mortgage backed securities portfolio gives the Bank flexibility for collateral posting, funding, and liquidity. In general, the investment portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (i) to generate a targeted credit of funds to deposits in excess of lending; (ii) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (iii) to provide eligible securities to meet collateral requirements and cash management operations; and (iv) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for TD’s own portfolio.

WHY MARGINS ON AVERAGE EARNING ASSETS FLUCTUATE OVER TIME
As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:
•  Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
•  The weighted-average margin on average earning assets will shift as the mix of business changes.
•  Changes in the prime Bankers’ Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.
Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.
We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral resources to meet financial obligations without raising funds at unfavourable rates or having the ability to sell assets at a reasonable price in a timely manner. Demand for cash can arise from deposit withdrawals, debt maturities, and commitments to provide credit or liquidity support.
As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under normal and stress conditions. In the event of a funding disruption, we need to continue to operate without being forced to sell non-marketable assets and/or significantly alter our business strategy. The process that ensures adequate access to funding and reserve liquidity is known as liquidity risk management.

WHAT IS OUR LIQUIDITY RISK APPETITE?
Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, we maintain a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combination of a bank-specific and market-wide stress scenario, and a 365-day survival horizon under a prolonged bank-specific stress scenario that impacts our ability to access unsecured wholesale funding markets. These targeted survival horizons and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	79

WHO IS RESPONSIBLE FOR LIQUIDITY RISK MANAGEMENT
The Asset/Liability and Capital Committee (ALCO) oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum (GLF), comprising senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the GLF recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.
We have one Global Liquidity & Asset Pledging Policy, but the treasury areas responsible for major business segments measure and manage liquidity risks as follows:
•   TBSM is responsible for maintaining TD’s liquidity risk management framework and associated policy limits, standards and processes. TBSM is also responsible for consolidating and reporting TD’s global liquidity position and for managing the combined Canadian Personal and Commercial Banking (including the domestic Wealth business) and Corporate segment liquidity positions.
•   Wholesale Banking Treasury, within Risk Management, working closely with Wholesale Banking is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.
•   U.S. TBSM is responsible for managing the liquidity position of the U.S. Personal and Commercial Banking segment. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.
•   Each treasury area must comply with the Global Liquidity and Asset Pledging Policy. The policy is reviewed annually by the Risk Committee which is responsible for approving the Bank’s liquidity risk appetite and associated liquidity management limits, principles and processes. Management responsible for liquidity in our U.S. Personal and Commercial Banking segment and each of our regulated overseas branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to address local business conditions and/or regulatory requirements. All policies are subject to review by the Global Liquidity Forum and approval by ALCO.
•   Treasury areas frequently monitor and report liquidity adequacy in accordance with Risk Committee approved limits. In addition, ALCO imposes, at its discretion, more stringent or additional management limits to further control liquidity risk management or asset pledging activities. All breaches must be reported within 24 hours of identification in accordance with policy requirements. The status of remediation plans to address policy breaches are reported to the GLF and ALCO on a weekly basis and, if applicable, to the Risk Committee at its next scheduled meetings, until resolved.

HOW WE MANAGE LIQUIDITY RISK
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets specifically with respect to a lack of confidence in our ability to meet obligations as they come due. We assume complete loss of access to all forms of external funding during the 90-day survival period.
In addition to this Bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient “available liquidity” to cover total “required liquidity” for the following:
•   100% of all maturities from unsecured wholesale debt and debt issued in various securitization channels coming due;
•   Accelerated attrition or “run-off” of personal and commercial deposit balances;
•   Increased utilization or “draw down” of available committed lines of credit to personal, commercial and corporate lending customers;
•   Increased collateral requirements associated with downgrades in TD’s senior long-term debt credit rating and adverse movement in reference rates for all derivative contracts;
•   Coverage of maturities related to Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients and Bank-sponsored short-term revolving ABCP channels;
•   Current forecasted operational requirements.

To meet the resulting total “required liquidity”, we hold assets that can be readily converted into cash. The fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. The liquid assets we hold as “available liquidity” must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay due to collateral requirements, local regulatory liquidity transfer restrictions or other identified impediments are not considered within the framework. We apply a downward adjustment to current market value reflective of the expected market conditions in the “Severe Combined Stress” scenario as appropriate. Overall, we expect the reduction in current market value to be relatively low given the underlying high credit quality and demonstrated liquidity of our liquid asset portfolio summarized in the following table:

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	80

TABLE 54: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
(billions of Canadian dollars)
	Average for the period ended
	2012	2011
Canadian government obligations including Canada Mortgage and Housing Corporation (CMHC)
mortgage-backed securities	$21.3	$20.9
Provincial government obligations	4.9	3.0
High quality corporate issuer obligations	4.3	5.1
Other securities and/or loans	21.2	16.4
Total Canadian dollar-denominated	$51.7	$45.4
Overnight cash deposits	12.3	13.7
U.S. government obligations	3.7	2.8
U.S. federal agency obligations, including U.S. federal agency
mortgage-backed obligations	9.6	11.1
Other sovereign obligations	36.4	27.9
High quality corporate issuer obligations	4.9	7.8
Other securities and/or loans	13.5	12.5
Total Non-Canadian dollar-denominated	$80.4	$75.8

Liquid assets are held in The Toronto-Dominion Bank legal entity, and various domestic consolidated subsidiaries and major U.S. and foreign based branches and other subsidiaries as summarized in the table below:

TABLE 55: SUMMARY OF LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)
	Average for the period ended
	2012	2011
The Toronto-Dominion Bank (Parent)	$53.4	$46.9
Major bank subsidiaries	47.1	48.7
Bank foreign branches	30.1	24.6
Other subsidiaries	1.5	1.0
Total	$132.1	$121.2

“Available liquidity” also includes our estimated borrowing capacity through the Federal Home Loan Bank (FHLB) system in the U.S. under the “Severe Combined Stress” scenario.
TD also has access to the Bank of Canada emergency lending assistance program in Canada, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities as a result of collateral pledged by TD to these central banks. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing surplus liquidity.
Our surplus liquid-asset position for each major business segment is calculated by deducting “required liquidity” from “available liquidity” for each specified time bucket. We do not consolidate the surplus liquid-asset positions of our U.S. Personal and Commercial Banking segment with the positions of other segments due to restrictions on the investment of funds generated from deposit taking activities by member financial institutions of the Federal Reserve system in the U.S. Also, available cash held in certain Wealth Management and Insurance subsidiaries are not included in the liquid-asset position of the Canadian Personal and Commercial Banking segment due to regulatory restrictions involving the investment of such funds with the Toronto-Dominion Bank (Parent). For the year ended October 31, 2012, our average monthly aggregate surplus liquid-asset position for up to 90 days, as measured under the “Severe Combined Stress” scenario was as follows:
•  $11.3 billion (2011 – $6.1 billion) for Canadian Personal and Commercial Banking (including the domestic Wealth business), Corporate, and Wholesale Banking operations.
•  $9.6 billion (2011 – $8.9 billion) for U.S. Personal and Commercial Banking operations.

We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of one year. For the purposes of calculating the results of the 365-day bank specific stress scenario, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the “Severe Combined Stress” scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. For the year ended October 31, 2012, the average monthly estimate of liquid assets less requirements, as determined in the extended liquidity coverage test was as follows:
•  $2.5 billion (2011 – $16.5 billion) for Canadian Personal and Commercial Banking (including the domestic Wealth business), Corporate and Wholesale Banking operations.
•  $12.9 billion (2011 – $12.3 billion) for U.S. Personal and Commercial Banking operations.

While each of our dedicated treasury areas has responsibility for the measurement and management of liquidity risks in their respective business segments, TBSM is responsible for managing liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations. TD maintains foreign branches in key global centres such as New York and London to support Wholesale Banking activities. The Parent company routinely provides a guarantee of liquidity support to all of its foreign branches and consolidated subsidiaries.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	81

The ongoing measurement of business segment liquidity in accordance with various stressed limits ensures there will be sufficient available funding sources in the event of a liquidity event. Additional stress scenarios related to severe idiosyncratic and systemic events caused by particular economic, financial and or operational risk conditions are also used to evaluate the potential range of required liquidity levels. We have contingency funding plans (CFP) in place for each major business segment and local jurisdiction. Each CFP provides direction on how management can best utilize available sources of funding under each identified liquidity stress event in the most efficient and effective manner possible, with the objective of returning resultant liquidity positions to target liquidity levels. Accordingly, CFP documentation is an integral component of the Bank’s overall liquidity risk management program.
Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. Credit ratings and outlooks provided by ratings agencies reflect their views and are subject to change from time to time, based on a number of factors including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 56: CREDIT RATINGS
October 31, 20121
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook
Moody’s	P–1	Aaa	Rating under review for possible downgrade
S&P	A–1+	AA–	Negative
Fitch	F1+	AA–	Stable
DBRS	R–1 (high)	AA	Stable
1  The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We hold liquid assets to ensure we are able to provide additional collateral required by trading counterparties in the event of a one-notch reduction in our senior long-term credit ratings. Severe downgrades could have a significant impact by increasing our cost of borrowing and/or requiring the Bank to post additional collateral for the benefit of our trading counterparties. The table below presents the additional collateral payments that could have been called at the reporting date in the event of one, two and three-notch downgrades of our credit ratings.

TABLE 57: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)
	Average for the period ended
	2012	2011
One-notch downgrade	$0.6	$0.5
Two-notch downgrade	1.4	1.6
Three-notch downgrade	1.6	1.8

FUNDING
TD routinely has access to a wide variety of short and long-term unsecured and secured funding sources including securitization channels that it uses to meet operational requirements in normal operating conditions. TD’s funding activities are conducted in accordance with the Global Liquidity & Asset Pledging Policy. This Policy requires that, among other things, all assets be funded to the appropriate term (i.e., contractual term to maturity for banking book assets or stressed market depths for trading assets).
A key approach to managing funding activities is to maximize the use of branch sourced deposits. Table 58 illustrates the Bank’s large base of stable personal and commercial, domestic Wealth business and TD Ameritrade sweep deposits (P&C Deposits) that make up more than 70% of total deposit funding. Approximately 69% of this amount is insured under various insurance deposit schemes, including the Canada Deposit Insurance Corporation and the Federal Deposit Insurance Corporation. The amount of long-term funding provided by demand or non-maturity personal and commercial deposits is determined based on demonstrated balance permanence and estimated sudden “run-off” under the “Severe Combined Stress” scenario.

TABLE 58: SUMMARY OF DEPOSIT FUNDING BY SOURCE OR TYPE
(billions of Canadian dollars)
	2012	2011
P&C deposits	$420.3	$389.7
Short-term unsecured wholesale deposits including commercial paper	75.6	63.8
Long-term wholesale deposits including covered bonds and senior medium term notes	27.7	23.0
Other deposits	2.8	2.5
Total	$526.4	$479.0

The majority of remaining deposit funding is comprised of short-term unsecured wholesale funding with maturity terms ranging between overnight and 12 months, and long-term wholesale funding with maturities typically ranging between two to five years. We maintain an active external funding program to provide access to widely diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our unsecured wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of short-term wholesale deposits we can hold from any single depositor in order not to rely excessively on one or a small group of clients as a source of funding. When deposit levels exceed these limits, excess amounts must be invested in highly liquid assets and, as a result, are not used to fund our Wholesale Banking requirements. We also limit the short-term wholesale funding that can mature in a given time period. These funding limits are designed to address the potential operational complexity in selling assets and reduced asset liquidity in a systemic market event, and serve to limit our exposure to large liability maturities.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	82

Responsibility for normal funding activities is as follows:
•  TBSM is responsible for meeting all TD long-term funding needs related to mortgage or loan asset growth, corporate investment needs or subsidiary capital requirements.
•  Wholesale Bank funding is responsible for meeting short-term funding and liquidity requirements identified by Wholesale Bank Treasury. Funding can be achieved via unsecured wholesale deposit funding including commercial paper or secured repurchase (“repo”) funding channels.
•  U.S. Treasury Group is responsible for managing required utilization of available borrowing capacity provided by the FHLB system.
•  ALCO is required to approve any new external funding structures or material transactions in conjunction with its regular review of the TD long-term funding action plan.

We continue to explore all opportunities to access expanded or lower-cost funding on a sustainable basis relative to our projected term funding requirements. The following table represents the various sources of funding obtained for the year:

TABLE 59: LONG TERM FUNDING SOURCES
(billions of Canadian dollars)
	2012	2011
Assets securitized	$6.7	$6.5
Covered bonds1	3.0	5.0
Senior unsecured medium term notes1	2.0	8.2
Total	$11.7	$19.7
1  Items are considered long term funding sources but are classified as deposits on the Consolidated Balance Sheet. Period end balances are included above in Table 58: Summary of Deposit Funding by Source or Type.

CONTRACTUAL OBLIGATIONS
TD has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on TD’s short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 60: CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)
	October 31, 2012					October 31, 2011
	Within	Over 1 year	Over 3 to	Over
	1 year	to 3 years	5 years	5 years	Total	Total
Deposits1,2	$476,055	$31,710	$17,965	$689	$526,419	$478,998
Securitization liabilities
Securitization liabilities at fair value	6,028	14,191	2,527	1,454	24,200	26,307
Securitization liabilities at amortization cost	11,859	5,790	5,845	2,598	26,092	25,941
Subordinated notes and debentures3	–	150	–	11,168	11,318	11,543
Liability for preferred shares	–	–	–	26	26	32
Liability for capital trust securities4	–	–	–	1,874	1,874	1,878
Special purpose entity liabilities	5,004	649	–	–	5,653	4,295
Contractual interest payments3,5,6	3,798	3,592	1,871	21,140	30,401	34,584
Operating lease commitments	687	1,307	1,077	2,665	5,736	5,521
Capital lease commitments	29	45	17	32	123	149
Network service agreements	26	26	–	–	52	77
Automated teller machines	125	225	45	–	395	532
Contact centre technology	28	–	–	–	28	61
Software licensing and equipment maintenance	121	94	–	–	215	125
Total	$503,760	$57,779	$29,347	$41,646	$632,532	$590,043
1  As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
2  Amounts include trading deposits which are carried at fair value and include basis adjustments. Accrued and contractual interest payments are also included.
3  Subsequent to year-end, on November 1, 2012, the Bank redeemed all of its outstanding 5.38% subordinated notes due November 1, 2017. See Note 17 to the Bank’s Consolidated Financial Statements for more details.
4  Amounts do not include TD Capital Trust Securities (CaTs) II, which do not have a maturity date. Refer to Note 19 to the Bank’s Consolidated Financial Statements for additional details.
5  Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, liability for preferred shares, liability for capital trust securities and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2012 and October 31, 2011, respectively. Amounts exclude returns on instruments where the Bank’s payment obligation is based on the performance of equity linked indices.
6  Interest obligations on subordinated notes and debentures and liability for capital trust securities are calculated according to their contractual maturity date. Refer to Notes 17and 19 for additional details.

CREDIT AND LIQUIDITY COMMITMENTS
In the normal course of business, TD enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. TD’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by TD.
The values of credit instruments reported below represent the maximum amount of additional credit that TD could be obligated to extend should contracts be fully utilized. The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	83

TABLE 61: CREDIT AND LIQUIDITY COMMITMENTS
(millions of Canadian dollars)
	2012	2011
Financial and performance standby letters of credit	$15,802	$14,445
Documentary and commercial letters of credit	279	271
Commitments to extend credit1
Original term to maturity of one year or less	31,845	25,789
Original term to maturity of more than one year	50,016	42,518
Total	$97,942	$83,023
1 Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

PLEDGED ASSETS, REPURCHASE AGREEMENTS AND COLLATERAL
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems (Large Value Transfer System in Canada) and depositories (Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation) or to have access to the facilities of central banks in domestic and foreign jurisdictions, such as the Bank of Canada, Federal Reserve Bank, European Central Bank, and the Bank of England, or as security for contract settlements with derivative exchanges or other derivative counterparties (e.g., London Clearing House). As at October 31, 2012, securities and other assets with a carrying value of $142.2 billion (2011 – $118.1 billion) were pledged as collateral in respect of these transactions. As previously noted, assets that are encumbered as a result of pledging activities are not considered as ”available liquidity” in determining TD’s liquid-asset surplus positions.
In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. The Bank's own securities lent as of October 31, 2012 amounted to $13.0 billion (2011 – $11.4 billion).
In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending and security borrowing and lending activities. As of October 31, 2012, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $18 billion (2011 – $20.5 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.4 billion as of October 31, 2012 (2011 – $6.7 billion).
As at October 31, 2012, $10.5 billion (2011 – $7.4 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a SPE which is consolidated by the Bank. A discussion on the structure of this SPE and assets held is included in Note 9 to the Bank’s Consolidated Financial Statements.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY
In December 2010, the Basel Committee on Banking Supervision (BCBS) issued a final framework document outlining two new liquidity standards in addition to supplemental reporting metrics applicable to all internationally active banks. The document prescribes the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as minimum regulatory standards effective January 1, 2015 and January 1, 2018 respectively. Regulators and banks continue to work together conducting quantitative impact studies to assist in evaluating the impact of these new standards on financial markets and refining associated calibration factors and/or operational requirements. The Bank continues to assess the potential impacts and effects upon its liquidity risk management framework across all relevant and affected reporting business segments, until such time as the LCR standard is fully defined by mid-2013. The structure of TD Bank’s “Severe Combined Stress” scenario exhibits similarity with the severe shock used as the basis to calibrate the BCBS’ LCR standard.

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.
Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must mitigate and manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.
Under Basel II, we use the Standardized Approach to operational risk regulatory capital. Work is underway to build upon TD’s operational risk management framework to meet the requirements of the Advanced Measurement Approach for operational risk, and to proceed towards implementation.

WHO MANAGES OPERATIONAL RISK
Operational Risk Management is an independent function that designs and maintains TD’s overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management via the Operational Risk Oversight Committee, the ERMC and the Risk Committee of the Board.
We also maintain program groups who oversee specific enterprise wide operational risk policies that require dedicated mitigation and control activities. These policies govern the activities of the Corporate functions responsible for the management and appropriate oversight over business continuity, outsourcing management, financial crime risk management, project change management, technology risk management, and information security.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	84

The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business segment and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.
Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of TD.

HOW WE MANAGE OPERATIONAL RISK
The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes risk appetite, policies, processes as well as limits and governance. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with TD’s risk appetite for operational risk. The framework incorporates leading industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy
Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit’s and each corporate area’s operational risk exposures. In addition, the expectations of the Risk Committee of the Board and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment
Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that risk management and internal controls are effective, appropriate and compliant with our policies.

Operational Risk Event Monitoring
In order to reduce our exposure to future loss, it is critical that we remain aware of and respond to our own and industry operational risks. Our policies and processes require that operational risk events be identified, tracked and reported to the appropriate level of management to ensure that we analyze and manage such risks appropriately and take suitable corrective and preventative action. We also review, analyze and benchmark TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting
Risk Management, in partnership with senior management, regularly monitors risk-related measures and the status of risk throughout TD to report to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention are maintained over current and emerging issues.

Insurance
To provide TD with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate.

Technology and Information
Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels, and other business developments. The key risks are associated with the operational availability, integrity, confidentiality, and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management
During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of TD are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Supplier Management
A third party is an entity whose business is to supply a particular service or commodity. The benefits of leveraging third parties include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these relationships bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level third-party risk management program that guides third-party activities and ensures the level of risk management and senior management oversight is appropriate to the size, risk and importance of the third-party arrangement.

Project Management
We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are monitored by senior management. Our Enterprise Program Management Office maintains project management standards that are continually benchmarked against leading industry practices.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	85

Financial Crime
Safeguarding our customers, employees, assets and information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems, protocols and practices to detect and prevent financial crime. This includes regular employee training to ensure compliance with crime prevention policies and practices.

Insurance Risk
Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (e.g. catastrophic risk), mortality, morbidity, longevity, policyholder behaviour, or associated expenses.
Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. We are exposed to insurance risk in our property and casualty insurance business, life and health insurance business and reinsurance business.

WHO MANAGES INSURANCE RISK
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK
The Bank’s risk governance practices ensure strong independent oversight and control of risk within the insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The Insurance Risk Management Framework outlines the internal risk and control structure to manage insurance risk and includes risk appetite, policies, processes as well as limits and governance. The Insurance Risk Management Framework is maintained by Risk Management and supports alignment with TD’s risk appetite for insurance risk.
The assessment of reserves for claim liabilities is central to the insurance operation. TD engages in establishing reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future claim payments. As such, TD regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated.
Sound product design is an essential element of managing risk. TD’s exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.
Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the Insurance business.
Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk.  Concentration risk is also mitigated through the purchase of reinsurance.
Strategies are in place to manage the risk to our reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

Regulatory and Legal Risk
Regulatory and Legal risk is the risk of negative impact to business activities, earnings or capital, regulatory relationships or reputation as a result of failure to comply with or a failure to adapt to current and changing regulations, laws, industry codes, rules or regulatory expectations. Legal risk includes the potential for civil litigation or criminal or regulatory proceedings being commenced against TD that, once decided, could materially and adversely affect our business, operations or financial condition.
Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, and other costs associated with legal proceedings, and unfavourable judicial or regulatory judgments may also adversely affect TD’s business, results of operations and financial condition.
Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK
Business segments and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal, Compliance, Global Anti-Money Laundering and Regulatory Risk (including Regulatory Relationships and Government Affairs) groups assist them by providing advice and oversight.
The Corporate Compliance, Global Anti-Money Laundering and Regulatory Risk groups identify and monitor significant regulatory risk across our organization, and are responsible for ensuring that key day-to-day business controls comply with applicable legislation.
In addition, our Regulatory Risk groups also create and maintain relationships with regulators and government officials, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations, facilitate regulatory approvals of new products, and advance the public policy objectives of TD.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	86

Internal and external Legal counsel also work closely with the business segments and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce TD’s exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK
Our Code of Conduct and Ethics helps set the “tone at the top” for a culture of integrity within our organization. The Code stipulates that every business decision and action on TD’s behalf must be assessed in light of what is right, legal and fair. The Code is supported by a number of other policies, training programs and tools, and new employee or director orientation materials, covering a variety of relevant topics, such as anti-money laundering, privacy and anti-corruption practices. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.
Business segments and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal, Compliance, and Global Anti-Money Laundering groups collectively assist them by:
•	Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
•	Implementing or assisting with policies, procedures and training.
•	Assessing regulatory and legislative requirements and compliance-related risks using an independent risk-based approach.
•	Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
•	Tracking, escalating and reporting significant issues and findings to senior management and the Board.
•	Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.
Our policies and processes also provide for the timely escalation of potential or actual legal or regulatory issues to enable senior management and the Board of Directors to effectively perform their management and oversight responsibilities.
While it is not possible to completely eliminate legal risk, the Legal Department also works closely with business segments and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation which involves or impacts TD or its subsidiaries.

Capital Adequacy Risk
Capital adequacy risk is the risk of insufficient capital available in relation to the amount of capital required to carry out the Bank’s strategy and satisfy regulatory capital requirements.
Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.
Regulators prescribe minimum levels of capital that are referred to as limits. Managing the capital levels of a financial institution exposes our Bank to the risk of breaching regulatory capital limits.

WHO MANAGES CAPITAL ADEQUACY RISK
The Board of Directors have the ultimate responsibility for overseeing adequacy of capital and capital management. The Board reviews the adherence to capital limits and targets; reviews and approves the annual capital plan and the Capital Management Policy. The Risk Committee of the Board oversees management’s actions to maintain an appropriate Internal Capital Adequacy Assessment Process (ICAAP) framework, commensurate with the Bank’s risk profile. The Chief Risk Officer ensures the Bank’s ICAAP is effective in meeting capital adequacy requirements.
The Asset, Liability and Capital Committee establishes and maintains the capital management framework for effective and prudent management of the Bank’s capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital limits and targets.
Capital Management, within Treasury and Balance Sheet Management, is responsible for forecasting and monitoring compliance with capital limits and targets, on a consolidated basis. Capital Management updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. Risk Capital Assessment, within Risk Management, leads the Enterprise-Wide Stress Testing (EWST) process. Business segments are responsible for managing to allocated capital limits.

HOW WE MANAGE CAPITAL ADEQUACY RISK
Capital resources are managed to ensure the Bank’s capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.
Regulatory capital requirements represent minimum capital levels. The ALCO determines capital targets, in excess of capital limits. The purpose of capital targets is to reduce the risk of a breach of capital limits, due to a combination of normal capital volatility and an unexpected stress event, allowing management the opportunity to react to declining capital levels before capital limits are breached. Capital limits and targets are defined in the Capital Management Policy.
The Bank also determines its internal capital requirements through the ICAAP process, based on its own tolerance for the risk of unexpected losses. The ICAAP process uses models to measure the risk-based capital required for its identified risk of loss. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst case unexpected losses over a one year period, associated with management’s target debt rating.
In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of Bank specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank’s consolidated capital levels are forecast to fall below capital targets or limits. It outlines potential management actions that may be taken to prevent such a breach from occurring.
A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual capital limits. Capital usage is monitored and reported to the ALCO.
The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital targets.

TD BANK GROUP • 2012 MANAGEMENT’S DISCUSSION AND ANALYSIS	87

Reputational Risk
Reputational risk is the potential that stakeholder impressions, whether true or not, regarding an institution’s business practices, actions or inactions, will or may cause a decline in the institution’s value, brand, liquidity or customer base.
A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk can arise as a consequence of any organization’s activities and cannot be managed in isolation from other forms of risk. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital.

WHO MANAGES REPUTATIONAL RISK
Ultimate responsibility for TD’s reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The enterprise Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee’s purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered.
In addition, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

HOW WE MANAGE REPUTATIONAL RISK
Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the enterprise Reputational Risk Committee.
We also have an enterprise-wide New Business and Product Approval Policy with defined and documented processes to approve new products and new business, particularly structured transactions in our Wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

Environmental Risk
Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.
Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance of clients to whom TD provides financing or in which TD invests; 3) identification and management of emerging environmental regulatory issues; and 4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL RISK
The Executive Vice President Community, Environment and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD’s main business segments and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD’s business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

HOW WE MANAGE ENVIRONMENTAL RISK
We manage environmental risks within the Environmental Management System (EMS) which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes. Our EMS is consistent with the ISO 14001 international standard, which represents industry best practice. Our Environmental Policy reflects the global scope of TD’s environmental activities.
Within our Environmental Management Framework, we have identified a number of priority areas and have made voluntary commitments relating to these.
Our environmental performance is publicly reported within our annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.
TD’s global operations maintained carbon neutral status in 2012 and we made a voluntary commitment to reduce our carbon emissions by 1 tonne/employee by 2015. In 2012, TD made a voluntary commitment to reduce our North American paper usage by 20% by 2015 (relative to a 2010 baseline).
During 2012, TD applied our Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale, commercial and retail businesses. These procedures include assessment of our clients’ policies, procedures and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement and free, prior and informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. TD has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within our annual Corporate Responsibility Report.
TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UNPRI.
We proactively monitor and assess policy and legislative developments, and maintain an ‘open door’ approach with environmental and community organizations, industry associations and responsible investment organizations.

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For more information on our environmental policy, management and performance, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE
TD Ameritrade’s management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade’s Board, particularly through its Risk Committee and Audit Committee of the Board. TD monitors the risk management process at TD Ameritrade through its participation in TD Ameritrade’s board and management governance and protocols.
Five of the twelve TD Ameritrade directors are designated by TD, including TD’s CEO, Head of Direct Investing and two independent directors of TD, pursuant to the terms of a Stockholders Agreement among TD, TD Ameritrade and certain other stockholders. TD Ameritrade’s bylaws, which state that the Chief Executive Officer’s appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD’s percentage ownership in TD Ameritrade and certain other limited exceptions. Currently, the directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee and participating in the Risk Committee and Corporate Governance Committee.
The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent TD requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between TD and TD Ameritrade to coordinate necessary intercompany information flow. In addition to regular communication at the Chief Executive Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade’s operating results and key risks. As well, certain functions such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Risk issues are reported up to TD’s Risk Committee as required.

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ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the  consolidation of special purpose entities.

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, see Note 2 to the Bank’s Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT OF FINANCIAL ASSETS
Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for the presence of these conditions. This includes determining, as a matter of judgment, whether a loss event has resulted in a decline in fair value below cost that is significant or prolonged for available-for-sale equity securities, and a deterioration of credit quality for available-for-sale debt securities. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (‘a loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. Allowance for credit losses represent management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Judgment is required as to the timing of designating a loan as impaired and the amount of the allowance required. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.
If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

DETERMINATION OF FAIR VALUE
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.
For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
The inherent nature of private equity investing is that the Bank’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

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Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.
An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5 to the 2012 Consolidated Financial Statements.

DERECOGNITION
Certain assets transferred as part of securitization transactions may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Interim Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, and commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES
The fair value of the Bank’s cash generating units (CGUs) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models (based on advanced approaches under Basel III) to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. TD’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plans obligations and expenses in future years.

INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

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PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.
The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITITES
Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. An example of such judgment is to determine whether an entity meets the definition of an SPE, and if so, whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank’s exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 3 to the 2012 Consolidated Financial Statements.

ACCOUNTING STANDARDS AND POLICIES
Future Changes in Accounting Policies

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 4 to the Bank’s Consolidated Financial Statements.

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ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2012. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
   The Bank’s management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2012, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2012. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2012.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year and quarter ended October 31, 2012, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

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